SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2011 and 2010.

CORPORATE PROFILE

Founded in 1943, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”, “us” or the “Company”, indistinctly) is Argentina’s largest real estate company and the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange (“BASE”) and on the New York Stock Exchange (“NYSE”).

We are one of the largest real estate investment companies in Argentina in terms of assets. We are engaged, directly and indirectly through subsidiaries and joint ventures in different activities related to real estate in Argentina, including:

i.	the acquisition, development and operation of shopping centers;

ii.	the development and sale of residential properties;

iii.	the acquisition and development of office buildings and other non-shopping center properties primarily for rental purposes;

iv.	the acquisition and operation of luxury hotels,

v.	the acquisition of undeveloped land reserves for future development and sale, and

vi.	selected real estate investments outside Argentina.

As of June 30, 2011, we owned 29.77%1 of Banco Hipotecario S.A., one of the leading financial institutions in Argentina.

Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ). Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480 and our website is www.irsa.com.ar.

[1]	This figure does not consider the effect of Banco Hipotecario’s treasury stock.

LETTER TO SHAREHOLDERS

Dear Shareholders,

The past fiscal year has been a great one, mainly due to the fine results derived from the Shopping Center segment and the good performance of the Real Estate sector in Argentina. Our management has continued to show its high skills and experience, consolidating an inimitable Real Estate asset portfolio. Likewise, it has adopted innovating actions, achieving optimum management and operating results.

During 2010 and 2011, the Argentine economy has been on a solid growth track: fiscal indicators have continued to reflect external and internal strength and the demand for Argentine exports has maintained its attractive levels. This trend translated into a stable growth pattern in private consumption which, accompanied by an appreciation in the peso real exchange rate, favorably impacted on our segments exposed to this variable. On the one hand, in the Shopping Center segment our business model and our strong and enduring relationship with our tenants was benefited by this macroeconomic scenario. In addition, the Office segment has shown robust lease pricing and occupancy figures, and finally, the Hotel segment has consolidated its recovery thanks to the increase in tourist inflow and spending.

The Argentine real estate sector continues to show the strength that has characterized it during the last years, mainly because the industry has garnered investments from both individuals and corporations, who consider real estate to be a good value reserve in light of the markets’ volatility. Therefore, we have continued to observe a sustained demand and firm prices.

We believe that there is still potential for a higher growth in prices, as in Argentina the vast majority of properties are free from indebtedness. This is reflected by the Argentine macroeconomic figures: the stock of mortgages accounts for less than 2% of the Argentine GDP. Besides, there is a nationwide deficit of more than 3.5 million houses. For this reason, if the mortgage market regains momentum, we expect a higher demand that will lead to increased industry activity, resulting in higher prices.

The past fiscal year has been witness to significant developments in our Company. Out of these, the most important one was the consummation of the acquisition of the 29.6% stake held in APSA by our former partner Parque Arauco. At present, we control 94.9% of APSA, the leading company in the Argentine shopping center industry. We believe that this has been one of the transactions that will deliver the greatest value to our shareholders, given that the acquisition was made for a consideration of USD 126 million.

During this fiscal year, the Shopping Center segment (through APSA) posted noteworthy results, in line with those recorded in the past years: our tenants’ sales reached ARS 7,766.3 million, increasing by 34.4%; we maintained an occupancy rate of 97.6% and revenues from this segment stood at ARS 674.8 million (30% higher than in the previous fiscal year). EBITDA from this segment reached ARS 517.7 million, whereas the EBITDA/revenue margin was close to 76.7%.

In the beginning of this fiscal year we started to manage our twelfth Shopping Center, Soleil, located in the surroundings of the City of Buenos Aires. In operating this property our management has shown its vast experience and operating capacity, as may be seen by the significant improvement in results achieved after one year of operations, during which our tenants’ invoicing exceeded ARS 200 million. On the other hand, in the next fiscal year we plan to restyle this Shopping Center, seeking to optimize its tenant mix and position it as the first premium outlet in Argentina.

We have recently acquired a 50% interest in Nuevo Puerto de Santa Fe S. A., concessionaire of a building in the City of Santa Fe where it operates a Shopping Center known as “La Ribera”. This transaction adds a 13th shopping center to our portfolio, encompassing 8,000 sqm of gross leaseable area. We believe that this is a new opportunity for our management to capitalize on its leadership and track record of more than 15 years in this industry.

We have made headway in the development of a new shopping center in the City of Neuquén which we expect to become leader in the Patagonia, as it is located in one of the most populated and wealthiest cities in that region. In addition, we are making progress in our “Arcos del Gourmet” project located in the neighborhood of Palermo, City of Buenos Aires. We aspire that these new proposals will achieve the success of our latest development, DOT Baires. This Shopping Center, opened in May 2009 and the largest in the City of Buenos Aires, has become one of the major assets in our portfolio, ranking fourth in terms of tenant sales and consolidating as an industry icon. Our tenants’ sales in this Shopping Center exceeded ARS 985 million during fiscal year 2011, maintaining an occupancy rate of 99.7%.

The Shopping Center segment is our main business and where we expect to continue expanding our current portfolio. We have reserves for future developments in the City of Paraná, the City of Tucumán and the neighborhood of Caballito, City of Buenos Aires. In addition, in various of our shopping centers we have the chance to increase their footage. We are studying the best timing for launching these and other new projects. Above all, we have a management team whose vision is focused on the growth and development of this industry.

We stand out for having the most attractive premium office portfolio in the City of Buenos Aires. This segment recorded an occupancy rate of 90.9% and an average lease price close to USD 24.4 per sqm. Therefore, during fiscal year 2011, it posted revenues for ARS 164.6 million (7% higher than in the past year), an EBITDA of ARS 109.4 million and an EBITDA margin of 66.4%. The performance of our new venture, “DOT Building” has been noteworthy, as it reached an occupancy rate of 86%, and 100% occupancy by the beginning of fiscal year 2012. We continue to be significant developers in this segment, thus we have started the development project of a new premium office building in the neighborhood of Catalinas, which we expect to lease at a very good price upon its completion, given its design and location.

The Hotel segment has shown a healthy recovery in 2011, recording stable results, with total revenues for ARS 192.9 million (21% increase) and an EBITDA of ARS 26.5 million. A positive trend has been noted in foreign and local tourist inflow in Argentina, and we expect this segment to keep up its satisfactory results.

Our Sales and Developments segment has reported an EBITDA of ARS 85.2 million. During this fiscal year we made greater focus on residential development activities instead of focusing on the sale of non-strategic offices, as we had done during the previous year. Our “Horizons” project, which we are developing jointly with Cyrela Brazil Realty, has started to yield revenues, as we are now surrendering possession of its units. This project was a sales boom at the moment it was launched, and at present it has achieved high performance levels. In addition, we have increased the sales of units in our “Caballito Nuevo” project, more than 81% of which has been sold, and in the “El Encuentro” suburban development.

We have also entered into two barter agreements with TGLT (a company in which our subsidiary APSA holds an equity interest of 8.86%), one in respect of the “Terreno Caballito” plot and the other, through APSA, in respect of the “Terreno Beruti” plot, in exchange for which we will obtain a percentage of the apartment units and parking spaces to be built upon completion of the projects.

As concerns the sale of land reserves, we have completed the sale of plots of land adjoining the Alto Rosario shopping center, thus capitalizing the appreciation of this area that resulted from this development. Therefore, we sold (through APSA) 4 parcels adjacent to the development “Torres Rosario”.

As concerns our latest acquisitions, we acquired the entire stake in the company that is owner of the lands intended for the development of a future urban project in Carrasco, close to Montevideo, Republic of Uruguay. In addition, we purchased a 160,000 sqm meter plot in the district of San Martín, Buenos Aires, in the surroundings of the City of Buenos Aires, that was formerly owned by Nobleza Picardo, intended to be used for mixed purposes.

Part of our portfolio includes different land reserves in the City of Buenos Aires and other cities in Argentina. Although not directly reflected in our balance sheet, this real estate asset portfolio benefits from the upsurge in real property prices experienced in the Argentine market. We believe that both the quality of our assets and their development potential protect us in an inflationary context, apart from being a significant value reserve.

As part of the consolidation of our business lines, APSA consummated the sale of 80% of Tarshop S.A. to Banco Hipotecario S.A. (BHSA). Therefore, Tarshop’s successful consumer finance business will be backed by one of the largest banks in Argentina, in which we held an equity interest close to 29.77% at year-end. We believe that, in Banco Hipotecario’s hands, Tarshop will have the executive and financial capacity required to conduct its business.

As regards our ownership interest in BHSA, it has favorably impacted on our results, contributing ARS 76.7 million in income during the fiscal year. Banco Hipotecario maintains high solvency levels and has continued to grow in the segment of non-mortgage financial products and services, with a rise in the number of deposits used for funding and an improvement in its portfolio loan profile; in this respect, the acquisition of 80% of Tarshop S.A. is framed within its strategy for diversifying its financial services.

The volatility prevailing in the international context has offered to us opportunities for acquiring or developing real estate assets outside Argentina which we have analyzed and, when they were attractive, acted upon them. We believe that the know-how in real estate gained over the past years and our experience in managing our portfolio in volatility contexts will allow us to successfully overcome any challenges that may arise. We strive for selective investments that serve as hedges against future inflation whilst simultaneously involving top-quality assets at appealing prices or with capital structures fit for optimization.

In this respect, during fiscal year 2010, we, together with certain affiliates, acquired an interest in Hersha Hospitality Trust, a Real Estate Investment Trust (REIT) listed on the New York Stock Exchange (NYSE). During this fiscal year we slightly reduced our interest to 9.2%. In this regard, the investment in Hersha has resulted in a gain of ARS 56.7 million during this fiscal year.

Also in line with this strategy we acquired, through certain subsidiaries, an ownership interest in two office buildings in the City of Manhattan, located at 183 Madison Avenue and 885 Third Avenue (known as the “Lipstick Building”). These assets were undergoing sensitive indebtedness situations that were favorably resolved thanks to the Company’s know-how. The Lipstick Building’s debt was restructured and reduced by more than USD 120 million. Following this transaction and after having invested USD 15 million, IRSA now holds a 49% equity interest in the company that is owner of the building. On the other hand, we acquired 49% of the building located at 183 Madison.

We would like to note that IRSA paid dividends to its shareholders again in accordance with the agreed policy, for a total of ARS 100 million, or ARS 1.73 per outstanding GDS. Moreover, at the beginning of this fiscal year IRSA issued debt in the international market for an amount of USD 150 million subject to a 10-year term. This represented the first purely Argentine corporate issuance to have reopened the long-term market after the international financial crisis.

In the light of the robust cash generation that the Company has been exhibiting, the quality of its assets, its experience in tapping market opportunities and its franchise for accessing international markets, we are confident that we are on the right path towards the consolidation of Argentina’s best real estate portfolio.

In this respect, IRSA has not only placed a firm stake on the direction taken by its businesses investing close to USD 500 million over the past three years, but has also maintained its commitment to the community through several dissemination and awareness-raising campaigns about care for natural resources and adequate waste treatment for recycling.

The contribution to the resolution of problems related to education, health and environment are part of our company’s long term concerns. This is taken into consideration and integrated into our company strategy formulation.

During the past year, we have worked together with suppliers through a program known as “Valor” (Value), executed with AMIA and Endeavor. On the other hand, we have executed diverse actions in our shopping malls in order to generate awareness about care for natural resources and social consciousness (“Hour of the Planet”, “Environment Week”, “Tapitómetros”) and general awareness actions (“Programa La Compañía”, “Campaña Te Abrigo”, campaigns against Breast Cancer, Transit Education, “Proyecto Sumando”)

Also, through the IRSA foundation, we have endorsed the Puerta 18 Project, a free-of-charge, extra-curricular space, for youths in the 13 to 18 age range who wish to develop technological and artistic skills through participation in web-design, digital animation, photography, music and video production and edition workshops, among other offerings. These initiatives aim to enable our businesses to be sustainable over the long-term.

Our future objectives shall only be attainable with the joint endeavors of our Shareholders, Creditors, Directors, Customers, Tenants, Suppliers, Employees and the Community at large, who also happen to play the leading roles in our current situation. It is to all of them that I wish to extend my gratefulness for their unwavering support and commitment to the organization’s goals.

City of Buenos Aires, September 8, 2011.

Saúl Zang Vicepresident I acting as president

MACROECONOMIC CONTEXT

International Outlook

The global economy has continued its recovery after the 2008 financial crisis. According to International Monetary Fund (“IMF”) data, in the year 2010, the world’s Gross Domestic Product (“GDP”) rose 5.1% and accumulated an annualized growth of 4.3% in the first quarter of 2011, reversing the unprecedented contraction recorded in 2009. GDP in the most developed markets increased 3% in 2010, whereas in the developing countries’ markets, it soared 7.3%.

During 2010 and the first six months of 2011 showed a significant recovery compared to 2009. International financial markets were favored by corporate profits. Stock prices in emerging Asia, Latin America and the United States regained their values prior to the crisis. At global level, the MSCI All Countries index picked up a 10.42% change when measured in US Dollars; the MSCI World (representative of developed markets) posted a 9.55% variation whilst the MSCI Emerging Markets rose 16.36%. Furthermore, it must be highlighted that performance at the level of developing countries was higher than in the developed world. In this connection, performance at the local market levels also picked up the trend (in U.S. dollars). The S&P500 rose by 10.66%; the FTSE 100 by 4.68%, and the Nikkei by 9.42%, while the Bovespa rose by 2.43% and Argentina’s Merval rose by 41.83%.

The IMF’s projections show that the economic activity will drop slightly during the second quarter of 2011 and will resume growth during the second half of the year. According to the IMF, global output is set to grow at an annualized rate of 4.3% throughout 2011. However, regional disparities continue as the forecasts for the developed economies and for the developing economies are 2.2% and 6.6% respectively. It seems that during the first half of 2011, the financial markets did not show such an encouraging outlook as in 2010. The MSCI All Countries varied by 2.69%, the MSCI World by 3.36% and the MSCI Emerging Markets varied by -1.49%.

According to the IMF, inflation at the global level was 3.5% in 2010, 1.2 bp higher than in 2009. In line with the growth rate observed, inflation in the emerging markets was 6.2%, higher than the one recorded in developed countries, which stood at 1.6%.

During the past year and the first 6 months of 2011, the commodities market recorded rises in most raw materials. The GSCI All Metals Industrial index shows that metal prices rose 16.73% in 2010 and 2.1% in 2011. The price of energy, as measured by the GSCI Energy index, increased 1.91% in 2010 and climbed 8.15% in 2011. Finally, the GSCI Agriculture saw strong increases in the prices of agricultural commodities, which went up by 34.19% in 2010, although these figures evaporated in 2011, as agricultural commodity prices fell by 5.54%.

During this fiscal year, the markets were adversely affected by doubts on the sustainability of the debt of most peripheral European countries and their difficulties in implementing the fiscal tightening programs required. The PIGs credit default swaps increased substantially, and concerns arose again regarding the vulnerability of the banks in developed Europe, given their significant debt holdings of peripheral countries. In turn, the United States is having difficulties in finding a solution for its public account deficit, which accounts for 10% of its GDP, and an indebtedness that reached the USD 14.3 billion ceiling imposed by Congress.

The Argentine Economy

Given this international context, the Argentine GDP has resumed the strong growth path that was interrupted in 2009, showing an increase of 9.2% in 2010, according to the Argentine Institute of Statistics and Censuses (“INDEC”). In the year to date, the same positive trend in the level of activity is noted. For the first 6 months of 2011, the Monthly Economic Activity Estimator” EMAE”, usually used to predict the GDP, rose 8.9% compared to the same month in the previous fiscal year, with an upward trend.

During 2010, Consumption has continued to be the main component in the aggregate demand, accounting for 65% of the GDP. In this regard, private consumption recorded an annual growth of 9% while public consumption grew 9.2% (according to the Ministry of Economy).

Private sector analysts and pundits disagree over the measurement criteria that make up INDEC’s Consumer Price Index. Therefore, inflation figures do not show a reliable accuracy level. According to INDEC statistics, the Consumer Price Index for Greater Buenos Aires, which measures price variations in the City of Buenos Aires and in Greater Buenos Aires, inflation in 2010 was approximately 10.9%, recording a considerable increase in beef of 39%, followed by clothes, up by 15%, and education, up by 12%. As regards wholesale prices, in 2010 there was a 14.56% variation in the Wholesale Internal Price Index (“IPIM”), a 15.67% variation in the Wholesale Internal Basic Price Index (“IPIB”), and a 16.04% variation in the Basic Price for Producers Index (“IPP”).

On the other hand, as reported by private sector sources, the Consumer Price Index published by Estudio Broda (which combines the FIEL Consumer Price Index, the Buenos Aires Consumer Price Index and the combined Consumer Price Index for 7 provinces whose statistical agencies do not share the official criterion), the average pricing level of the economy increased 22.5% in 2010 compared to the previous year. This figure is almost twice as big as that unveiled by the official statistics.

As concerns 2011, the INDEC’s measurements show that accumulated inflation for the first 6 months is in the whereabouts of 5.5%. In turn, Estudio Broda’s measurements suggest an annualized inflation rate of 23%.

In connection with the labor market, in 2010 the unemployment rate was reduced to 7% of the active population, compared to 8% in 2009. On the salary side, the average salary in the Argentine economy accumulated a 26.2% raise in 2010, way above the official figures for retail inflation and in line with private sector inflation estimates. According to the INDEC’s salary index, the accumulated increase in the first half of 2011 was 13.5%.

Argentina’s external sector showed during 2010 a surplus trade balance, with exports for USD 81.3 billion and imports for USD 67.9 billion according to official data. During the first quarter of 2011, the trade surplus decreased, as imports grew at higher rates than exports.

When it comes to public finances, according to the Ministry of Economy, the primary result for the Public Sector for the year 2010 was ARS 25,115 million. This stands for a 45.2% rise compared to the year 2009.

During fiscal year 2010, the indebtedness/GDP ratio was reduced from 48.8% to 45.8%. In addition, Argentina’s country risk as measured by its five-year Credit Default Swap (“CDS”) for senior USD -denominated indebtedness continues to exhibit a spread that is high when compared to the most solid countries in the region, Brazil and Chile. The volatility that affected the financial markets caused by the emergence of debt problems in peripheral European countries and discussions on the United States’ debt ceiling triggered a substantial increase in the surcharge Argentina pays for its debt, which stood at 630 points as of July 2011, compared to Brazil’s 114 points and Mexico’s 111 points. The difference between the CDS in Argentina and Brazil and/or Mexico compared to performance before the financial crisis is still high.

In the local financial markets the rate of private bank deposits at 30 days remained stable, showing a slight increase from 9.31% as of June 2010 to levels close to 9.83% for June 2011. In turn, the Private Badlar rate in pesos increased from 10.14% to 11.23%.

Following the normalization in international financial conditions, the Argentine Central Bank (BCRA) has continued with its progressive devaluation and reserve accumulation policy. The foreign exchange rate depreciated by 4.6% in the period June 2010 through June 2011 and reserves rose by USD 2,758 million, being close to USD 52 billion. This level is higher than that previous to the financial crisis of 2009.

During 2010, the multilateral real exchange rate was also affected by the difference between the depreciation of the Peso against the basket of currencies that make it up and the inflation sustained by the Argentine economy. There was a 3.9% appreciation, a percentage that has been deflated by INDEC’s CPI, because the figures as released by private sources point to an even higher real appreciation. The Peso/U.S. Dollar real exchange rate experienced a 4.5% appreciation, whereas the Peso depreciated 3.3% vis-à-vis the Brazilian currency.

According to official data, Fixed Internal Gross Investment (“IBIF”), measured in real terms, was in the region of 21% of GDP for 2010 with the following distribution: 10.15% for the durable goods sector and 10.85% for the construction sector.

The use of industrial installed capacity was 76.7% in June 2011, a stable figure compared to the level posted in the same month of 2010. The sectors that benefited the most were tobacco products and the mechanic steel industry (excluding the car-making sector). Despite the rise in the general level of activity, there were sectors with unfavorable performance, such as the printing and publishing sectors.

Our Segments

The rates of growth in the construction industry remained in excess of 10% on an year-on-year basis. According to INDEC’s Summary Construction Activities Indicator (ISAC, as per the initials in Spanish), the construction industry posted 10.2% growth in the first half of 2011, compared to a year earlier and gained momentum in the second quarter, reaching 11% y-o-y growth in the second quarter. In the year to date, the construction industry has grown at a rate higher than in 2010 and 2009. In the first half of 2009, the sector’s activity had shrunk by 2.6% y-o-y due to the international financial crisis whilst in the first half of 2010 it had grown at a 9.8% rate y-o-y.

The captions that were at the forefront in terms of growth in the construction industry for 2011 were the oil-related works, which grew by 15.4% year on year in the first six months of the year, followed by infrastructure works (13.4%), road works (12.5%) and homes (9.5%) together with other residential projects (11%), all of them, for the first half of 2011. This notwithstanding, all the captions in the sector contributed to the increase, to a lesser or larger extent, with no major deviations from the median.

As regards the surface area covered by the permits granted for construction works, it spanned 3.51 million square meters in the first half of the year. Compared to the first half of 2010, there was a 6% increase in the number of permits granted, indicative of an improvement against the year-on-year drops of 12.6% and 17.6% seen in the first halves of 2010 and 2009.

When it comes to the residential market, the level of activity exhibited outstanding performance in 2010 and in the first six months of 2011 with the prices going hand in hand with such growth, due in part to the reliance placed on investments in property to safeguard value. However, in recent months the market has been closely watching the run-up to the upcoming October elections. Hence, due to the expectations of an increase in the US Dollar/Peso exchange rate by the end of 2012, a part of the demand considers it best to keep its US Dollars on hand for the time being.

Although the threshold sales prices of high-end apartments located in traditionally exclusive areas have been the same or slightly higher than a year earlier, the ceiling prices have risen by almost 20%.

The Shopping Centers sector has exhibited major sales growth in the first half of 2011. Shopping Centers’ turnover benefitted greatly from the expansion that is being perceived in consumption amidst a context of high inflation in which wages outgrow retail prices. Based on the information released by INDEC, sales during fiscal 2011 rose by 35% compared to fiscal 2010, boosted by the good mood amongst consumers and the tangible improvements in household nominal income.

Most retail offerings exhibited outstanding dynamics in that month. The principal increases were in “Food Courts and Food”, “Apparel” and in “Entertainment and Leisure”, with increases in excess of 30%.

Economic indicators pointed to favorable performance in fiscal 2011, which ensured good sales performance in Shopping Centers. Forecasts for 2011 are favorable, which augurs well for the Company’s business in so far as the level of economic activity, consumption and inflation accompanied by salary raises are the main propellers of sales in the Company’s Shopping Centers.

As regards the Hotels sector, the Argentine Secretariat of Tourism reported that 5,287,850 tourists had arrived in Argentina during 2010, representative of a significant 22.8% increase compared to 2009, when 4,292,326 tourists had arrived. The future outlook is positive, as supported by an overall good regional performance with the forecast being that by 2012 there will be more than twice as many tourists as those recorded in 2002. There has also been an increase in tourism associated with meetings and congresses, which has already placed the country amongst the twenty top preferred venues in the world.

By nationality, the ranking of tourists visiting Argentina is led by our Brazilian neighbors who consider that the appreciation of the Reais affords them an opportunity to increase consumption in Argentina. The number of tourists coming from Europe and the USA, affected to varying degrees by the economic hurdles in their home countries has decreased sensibly and our exchange rate is no longer appealing to them.

BUSINESS

Overview

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•	the acquisition, development and operation of shopping centers, including consumer finance activities,

•	the development and sale of residential properties,

•	the acquisition and development of office and other non-shopping center properties primarily for rental purposes,

•	the acquisition and operation of luxury hotels,

•	the acquisition of undeveloped land reserves for future development and sale, and

•	selected real estate investments outside Argentina.

As of June 30, 2010 and 2011, we had total assets of ARS 5,633.4 million and ARS 6,315.3 million, respectively and shareholders’ equity of ARS 2,403.0 million and ARS 2,481.8 million, respectively. Our net income for the fiscal years ended June 30, 2009, 2010, and 2011 was ARS 158.6 million, ARS 334.5 million and ARS 282.1 million, respectively. We are the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

We currently own 29.77%1 of Banco Hipotecario S.A. (“Banco Hipotecario”), one of the leading financial institutions in Argentina.

Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ). Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480 and our website is www.irsa.com.ar.

[1]	This figure does not consider the effect of Banco Hipotecario’s treasury stock.

Shopping centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo S.A. (“APSA”) (“Alto Palermo”). Alto Palermo operates and owns majority interests in twelve shopping centers in Argentina, eight of which are located in the Buenos Aires metropolitan area, and the other four are located in the Provinces of Mendoza, Santa Fé, Córdoba and Salta. APSA has recently started to operate, through a concession, its 13th Shopping Center in the Province of Santa Fe. Our Shopping center segment had assets of ARS 1,934.3 million as of June 30, 2010 and ARS 2,238.5 million as of June 30, 2011, representing 34.3% and 35.4%, respectively, of our consolidated assets at such dates, and generated operating income of ARS 268.0 million and ARS 385.1 million during our 2010 and 2011 fiscal years respectively, representing 49.6% and 65.8%, respectively, of our consolidated operating income for such years.

Consumer Finance

We have developed a consumer finance business through our subsidiaries, Tarshop S.A. (“Tarshop”) and Metroshop S.A. (“Metroshop”). As of fiscal year-end, we had sold 80% of our interest in Tarshop to Banco Hipotecario and we had a majority equity interest in Metroshop. Tarshop and Metroshop’s credit card operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. A substantial part of our credit card advances is financed through securitization of the receivables underlying the accounts originated. Our revenues from credit card operations are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for data processing and other services. As from September 1, 2010, Tarshop was deconsolidated from our financial statements, leaving a marginal activity in this segment. The Consumer Finance segment had assets of ARS 327.3 million as of June 30, 2010 and ARS 48.7 million as of June 30, 2011, which represented 5.8% and 0.8%, respectively, of our consolidated assets at such dates, and generated an operating income of ARS 53.3 million and ARS 19.0 million for our 2010 and 2011 fiscal years, respectively, representing 9.9% and 3.2%, respectively, of our consolidated operating income for such years.

Development and Sale of Properties

Our activity of sale of and office buildings and land reserves is reflected in this segment.

The acquisition and development of residential apartment complexes and other residential communities for sale is another of our core activities. Our development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. For the development of residential communities in general, we acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. Our Development and sale of properties segment had assets of ARS 657.6 million as of June 30, 2010 and ARS 712.5 million as of June 30, 2011, representing 11.7% and 11.3%, respectively, of our consolidated assets at such dates, and generated operating income of ARS 139.5 million and ARS 85.1 million during our 2010 and 2011 fiscal years, respectively, representing 25.8% and 14.5%, respectively, of our consolidated operating income for such years.

Office buildings

As of June 30, 2011, we directly and indirectly owned a majority interest in 11 office buildings and other non-shopping center rental properties in Argentina that in the aggregate represented 327,838 square meters of gross leaseable area. Our Offices and other non-shopping center rental properties segment had assets of ARS 1,088.8 million as of June 30, 2010 and ARS 1,412.6 million as of June 30, 2011, representing 19.3% and 22.4%, respectively, of our consolidated assets at such dates, and generated operating income of ARS 73.5 million and ARS 84.1 million during our 2010 and 2011 fiscal years, respectively, representing 13.6% and 14.4%, respectively, of our consolidated operating income for such years.

Hotels

We own a 50% equity interest in Hotel Llao Llao, located in the outskirts of Bariloche, and a 76.34% equity interest in the Hotel Intercontinental in the City of Buenos Aires and an 80% equity interest in Hotel Sheraton Libertador in Buenos Aires. Our Hotels segment had assets of ARS 248.3 million as of June 30, 2010 and ARS 239.5 million as of June 30, 2011, representing 4.4% and 3.8%, respectively, of our consolidated assets at such dates, and generated operating income of ARS 5.4 million and ARS 12.2 million during our 2010 and 2011 fiscal years, representing 1.0% and 2.1%, respectively, of our consolidated operating income for such years.

Banco Hipotecario

During fiscal year 2011, we continued to increase our interest in Banco Hipotecario, reaching to a 29.77% investment, held in the form of Class D shares, which are currently entitled to three votes per share, affording us, as of this fiscal year end, a right to 46.46% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2011, our investment in Banco Hipotecario represented 14.5% of our consolidated assets, and during our fiscal years ended June 30, 2009, 2010 and 2011, this investment generated income for ARS 142.1 million, ARS 151.6 million and ARS 76.7 million, respectively.

Business Strategy

As a leading company in Argentina dedicated to acquiring, developing and managing real estate, we seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and (iii) increase the productivity of our land reserves and enhance the margins of our Development and sale of properties segment through partnerships with other developers.

Shopping centers.

Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping center industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets.

We attempt to take advantage of the unsatisfied supply in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping centers in urban areas with attractive prospects of growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentine and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

Development and Sale of Properties.

We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. After the economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases, and as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases.

Office buildings.

Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for those desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider on a selective basis new opportunities to acquire or construct new rental office buildings.

Hotels.

We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation.

Banco Hipotecario.

We currently seek to keep our investment in Banco Hipotecario, as we believe that Argentina has a low level of mortgages outstanding measured in terms of GDP and as a result, our investment in Banco Hipotecario is interesting in the long term.

Land reserves.

We seek to continue to acquire undeveloped land at locations we consider attractive inside and outside Buenos Aires. In each case, our intention is to purchase land with significant development or appreciation potential for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

International.

In the past, we have made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. We have recently acquired through our subsidiary, in which we hold a 49% equity interest, an office building located at Madison Avenue in the City of New York, we also have a 49% interest in a US company, whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we acquired and then partially sold equity interests in a Real Estate Investment Trust, called Hersha (NYSE: HT), which holds a controlling interest in 78 hotels in the United States, totaling around 10,400 rooms as of June 30, 2011, we currently hold 9.2% of such company’s aggregate capital stock. We seek to continue to evaluate on a selective basis real estate investment opportunities outside Argentina as long as they offer investment and development attractive opportunities.

Description of Operations

Offices and other non-shopping center rental properties

We are engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2011, we directly and indirectly owned interests in 22 office and other rental properties in Argentina, which comprised 327,838 square meters of gross leaseable area. Of these properties, 15 were office properties, which comprised 150,860 square meters of gross leaseable area. For fiscal year 2011, we had revenues from Offices and other non-shopping center rental properties of ARS 164.6 million.

All our office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2011, the average occupancy rate for all our properties in the Offices and other non-shopping center rental properties segment was approximately 85.0%. Seven different tenants accounted for approximately 43.0% of our total revenues from office rentals for fiscal year 2011: Exxon Mobile Business, Price Waterhouse, Grupo Total Austral, Apache Energía Argentina, Grupo Danone Argentina, Sibille S.C. (KPMG) and Microsoft de Argentina S.A.

Management.

We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our units not rented, in which case we absorb the cost. Our leaseable space is marketed through commissioned brokers, the media and directly by us.

Leases.

We lease our offices and other properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties.

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties:

	Date of	Gross Leasable Area	Occupancy Rate (2)	IRSA’s Effective	Monthly Rental Income (in thousands	Annual accumulated rental income over fiscal periods (12 months) (in thousands of ARS) (4)			Book Value (in thousands
Offices and other rental properties	Acquisition	(sqm) (1)	June-11	Interest	of ARS) (3)	2011	2010	2009	of ARS) (5)
Offices
Edificio República	04/28/08	19,884	85%	100%	2,302	26,013	21,188	17,114	215,535
Torre Bankboston	08/27/07	14,873	78%	100%	1,615	20,655	22,333	19,670	152,498
Bouchard 551	03/15/07	23,378	91%	100%	1,969	24,026	22,441	20,342	148,242
Intercontinental Plaza	11/18/97	22,535	96%	100%	1,918	21,405	21,559	18,372	78,394
Bouchard 710	06/01/05	15,014	92%	100%	1,591	16,800	14,076	17,379	64,277
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,264	14,715	13,963	1,743	62,218
Maipú 1300	09/28/95	10,280	100%	100%	1,031	11,870	11,339	9,890	36,904
Costeros Dique IV	08/29/01	5,437	100%	100%	471	5,288	5,358	5,056	18,523
Libertador 498	12/20/95	3,094	100%	100%	430	5,301	6,900	9,285	12,024
Suipacha 652/64	11/22/91	11,453	95%	100%	652	7,071	4,804	3,820	10,484
Madero 1020	12/21/95	101	100%	100%	3	35	31	32	197
Dot Building (13)	11/28/06	11,242	86%	96%	294	2,143	—	—	105,144
Other Offices (6)	N/A	2,271	86%	N/A	189	965	4,602	18,768	4,690

Subtotal Offices		150,860	91%	N/A	13,729	156,287	148,594	141,471	909,130

Other Properties
Commercial Properties (7)	N/A	312	—	N/A	—	—	1	209	3,379
Museo Renault	12/06/07	1,275		100%	—	191	356	356	4,692
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	90	3,035	1,014	959	12,508
Thames	11/01/97	33,191	—	100%	—	—	175	607	3,897
Predio San Martín	05/31/11	80,028	100%	50%	1,300	669	—	—	69,994
Terreno Catalinas Norte (12)	12/17/09	N/A	N/A	N/A	—	1,018	N/A	N/A	102,666
Other Properties (8)	N/A	2,072	100%	N/A	10	128	80	2,207	6,929

Subtotal Other Properties		176,978	80%	N/A	1,400	5,041	1,626	4,338	204,065

Management Fees (11)		N/A	N/A	N/A	N/A	3,290	3,944	1,940	N/A

Total Offices and Other (9)		327,838	85%	N/A	15,129	164,618	154,164	147,749	1,113,195

Notes:

(1)	Total leaseable area for each property as of June 30, 2011. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of June 30, 2011.
(3)	Agreements in force as of 06/30/11 for each property were computed.
(4)	Total leases consolidated by application of the method under Technical Resolution 21.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold), Reconquista 823/41 (fully sold).
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona de Abril.
(8)	Includes the following properties: Constitución 1159 and Dique III (fully sold) and Canteras.
(9)	Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(10)	The building was occupied in May 2009.
(11)	Revenues from building management fees.
(12)	Includes other income from lease of parking spaces.
(13)	Through Alto Palermo S.A. – The building has income as from August 2010.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Area subject to expiring leases (m2)	Percentage of total area subject to expiration (%)	Annual rental income under expiring leases (ARS)	Percentage of total rental income under expiring leases (%)
2012	27	64,595	23%	22,251,727	12%
2013	58	39,813	14%	57,805,158	32%
2014	42	40,626	15%	42,403,339	24%
2015+	61	134,181	45%	57,758,706	32%
Total	188	279,215	100%	180,218,929	100%

*	Includes Offices which contract has not been renewed as of June 30, 2011.
*	Does not include vacant leased square meters.
*	Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage as of the end of fiscal years ended June 30, 2011, 2010 and 2009:

	Occupancy Percentage Fiscal year ended June 30 (1)
	2011 (%)	2010 (%)	2009 (%)
Offices
Intercontinental Plaza	96	100	100
Bouchard 710	92	83	100
Bouchard 551	91	100	96
Libertador 498	100	100	100
Maipu 1300	100	99	100
Madero 1020	100	100	100
Suipacha 652/64	95	95	100
Costeros Dock IV	100	90	90
Torre Bankboston	78	96	100
Edificio República	85	80	64
Dique IV, Juana Manso 295	92	92	89
Dot Building	86	N/A	N/A
Others (2)	86	86	72

(1)	Leased surface area in accordance with agreements in effect as of June 30, 2011, 2010 and 2009 considering the total leaseable office area for each year.
(2)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2011, 2010 and 2009:

	Annual average income per square meter Fiscal year ended June 30 (1)
	2011 (ARS/m2)	2010 (ARS/m2)	2009 (ARS/m2)
Offices
Intercontinental Plaza	950	957	717
Bouchard 710	1,119	938	1,158
Bouchard 557	1,028	960	870
Libertador 498	1,713	1,366	1,005
Maipu 1300	1,155	1,103	962
Madero 1020	347	307	281
Suipacha 652/64	617	419	334
Costeros Dock IV	973	985	930
Torre Bankboston	1,389	1,502	1,238
Edificio República	1,308	1,066	861
Dique IV, Juana Manso 295 (2)	1,302	1,236	154
Dot Building	191	N/A	N/A
Others (3)	425	404	672

Notes:

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.
(2)	Fiscal year 2009 income corresponds to only 45 days.
(3)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/4 (fully sold).

Below is information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leaseable area of each property.

Edificio República, City of Buenos Aires

This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, BASF Argentina S.A., Enap Sipetrol Argentina S.A., Maxifarm and Infomedia.

Torre Bankboston, City of Buenos Aires

The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 48.5% ownership interest in the building. At present, its main tenants are Exxon Mobile and Kimberley Clark de Argentina.

Bouchard 551, City of Buenos Aires.

Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. We have approximately 23,000 leasable square meters in the building and our main tenants include La Nación S.A. and Price Waterhouse & Co., AS. EM. S.R.L.

Intercontinental Plaza, City of Buenos Aires.

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building, which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo, Cognizat Technology Solutions Argentina and Industrias Pugliese S.A.

Dique IV, Juana Manso 295, Puerto Madero, City of Buenos Aires

About mid-May 2009 we completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires.

Bouchard 710 is an office building acquired by us in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A. and Chubb Argentina de Seguros S.A.

Maipú 1300, City of Buenos Aires.

Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. We own the entire building, which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A., PPD Argentina S.A. and TV Quality SRL.

Libertador 498, Ciudad de Buenos Aires.

Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 5 stories with an average area per floor of 620 square meters and of 145 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Empresa Argentina de Soluciones Satelitales S.A., Japan Bank for the International Cooperation, Gates Argentina S.A., Kandiko S.A. and Allergan Productos Farmacéuticos S.A.

Edificios Costeros, Dique IV, City of Buenos Aires.

On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Celistics S.A., London Supply S.A.C.I.F.I., Banco Río de la Plata S.A. and Escuela Argentina de Marketing S.A.

Suipacha 652/64, City of Buenos Aires.

Suipacha 652/64 is a 7-story office building located in the office district of the city. We own the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop S.A.

PAMSA-Dot Baires Offices.

Pan American Mall S.A., a subsidiary of our subsidiary APSA, developed an office building with a gross leasable area of 11,241 sqm adjacent to Dot Baires Shopping. This building was opened in July 2010, which means our landing in the booming rental office corridor in the northern area of the City of Buenos Aires. As of June 30, 2011 the building’s occupancy rate was 85.9%. The principal tenants include General Electric International Inc., Metrogames, Mallinckrodt Medical Arg. Limited, Carrier and Boston Scientific Argentina S.A. After the end of the fiscal year, the occupancy rate of this building reached 100%.

Other office properties.

We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than ARS 1.1 million in annual rental income for fiscal year 2011. Among these properties are Madero 942 (fully sold), Libertador 602 (fully sold), Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold), Reconquista 823/41 (fully sold), Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties.

Our portfolio of rental properties as of June 30, 2011 includes 4 non-shopping center leased properties that are leased as shops on streets, a lot in industrial premises, two undeveloped plots of land and other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Thames and Solares de Santa María.

Terreno Catalinas Norte

On May 26, 2010, jointly with the Government of the City of Buenos Aires, we executed a deed of conveyance of title whereby we acquired a property located at Avenida Eduardo Madero 150, between Av. Córdoba and San Martín. The total price of the transaction was fixed in the amount of ARS 95 million, ARS 19 million of which were paid upon the execution of the preliminary sales agreement (on December 17, 2009), whereas the balance of ARS 76 million was paid upon the execution of the deed on May 26, 2010.

Shopping Centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2011, Alto Palermo operated and owned majority interests in twelve shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two of which are located in the greater Buenos Aires (Alto Avellaneda and Soleil Factory) metropolitan area and the other four of which are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba.

As of June 30, 2011, we owned 94.9% of Alto Palermo. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related GDSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2011, we owned USD31.7 million of Alto Palermo’s convertible notes due July 2014. If we, and all the other holders of such convertible Notes were to exercise their options to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 97.5% of its fully diluted capital.

As of June 30, 2011, Alto Palermo’s shopping centers comprised a total of 299,326 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For fiscal period 2011, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 97.3%.

As a result of our acquisition of several shopping centers, we centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2011:

	Date of	Leaseable Area	APSA’s Effective	Occupancy	Accumulated Annual Rental Income for the fiscal year (in ARS/000) (4)			Book Value
	Acquisition	sqm (1)	Interest (3)	rate (2)	2011	2010	2009	(ARS/000) (5)
Shopping Centers (6)
Alto Palermo	11/97	18,701	100.0%	99.6%	120,338	98,020	82,450	279,937
Abasto Shopping (7)	07/94	37,622	100.0%	99.8%	118,259	91,304	77,773	325,352
Alto Avellaneda	11/97	36,589	100.0%	96.0%	77,121	59,833	47,488	169,456
Paseo Alcorta	06/97	13,816	100.0%	98.4%	52,027	42,714	39,067	133,090
Patio Bullrich	10/98	11,742	100.0%	100.0%	45,033	37,254	31,537	136,466
Alto Noa Shopping	03/95	19,001	100.0%	99.7%	19,275	13,701	10,838	40,912
Buenos Aires Design	11/97	13,786	53.7%	98.6%	17,329	14,613	12,965	18,103
Alto Rosario Shopping (7)	11/04	28,648	100.0%	95.0%	42,642	30,821	24,141	138,472
Mendoza Plaza Shopping	12/94	40,659	100.0%	92.6%	36,441	27,206	25,478	123,312
Fibesa and Others (8)	—	N/A	100.0%	N/A	35,832	24,928	25,235	—
Neuquén (9)	07/99	N/A	98.1%	N/A	—	—	—	17,063
Dot Baires Shopping (10)	05/09	49,526	80.0%	99.6%	77,169	64,515	8,499	495,836
Córdoba Shopping Villa Cabrera	12/06	15,203	100.0%	97.7%	19,113	13,446	11,262	78,527
Soleil	07/10	14,033	100.0%	91.9%	14,200	—	—	68,578
TOTAL SHOPPING CENTERS		299,326	95.1%	97.3%	674,779	518,355	396,733	2,025,104

Consumer Finance Revenues (11)	—	N/A	20.0%	N/A	68,576	265,346	236,827	—

GENERAL TOTAL (12)		299,326	90.1%	97.3%	743,355	783,701	633,560	2,025,104

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 95.59% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the Technical Resolution 21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Does not include works in progress.
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9)	Land for the development of a shopping center.
(10)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened.
(11)	APSA’s interest in Tarshop was 100% until 08/31/2010 and as from 09/01/2010 was 20%. APSA’s interest in Metroshop is 100%.
(12)	Corresponds to the “shopping center” business unit mentioned in Note 3 to the Consolidated Financial Statements; includes revenues from “Credit Cards” (Tarshop and Metroshop).-

Our Tenants’ Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the periods shown:

	Accumulated Tenants’ retail sales as of June 30, (ARS 000) (1)
	2009	2010	2011
Abasto	774,496	926,373	1,227,372
Alto Palermo	745,009	879,728	1,100,349
Alto Avellaneda	696,502	885,195	1,132,631
Paseo Alcorta	374,757	414,652	525,752
Patio Bullrich	274,923	344,789	432,319
Alto Noa	211,353	280,241	381,181
Buenos Aires Design	129,072	140,974	188,475
Mendoza Plaza	436,599	559,359	733,370
Alto Rosario	318,443	419,143	610,932
Córdoba Shopping- Villa Cabrera	133,527	164,257	244,189
Dot Baires Shopping	99,478	763,528	985,672
Soleil	—	—	204,077

Total(2)	4,194,159	5,778,239	7,766,319

Notes:

(1)	Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from the booths and spaces used for special exhibitions.

Lease Expirations

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring(1)	Surface area subject to Expiring Leases (m2)	Percentage of Total Surface Area subject to Expiration (%)	Annual Base Rent under Expiring Leases (thousands of ARS)	Percentage of Total Base Rent Under Expiring Leases (%)
2012	616	102,627	34%	120,894	38%
2013	396	52,174	17%	80,446	25%
2014	316	46,362	15%	72,723	23%
2015 and subsequent	107	98,459	33%	46,313	14%
Total (2)	1,435	299,622	100%	320,376	100%

(1)	Includes vacant stores as of June 30, 2011. A lease agreement may be linked to one or more premises.
(2)	Includes the basic rental income amount. Does not give effect to our ownership interest in each property.

Occupancy Rate

The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2011, 2010 and 2009:

	As of June 30,
	2009	2010	2011
Abasto	99.8	99.6	99.8
Alto Palermo	100.0	100.0	100.0
Alto Avellaneda	100.0	96.0	96.3
Paseo Alcorta	97.9	97.5	99.2
Patio Bullrich	99.6	99.7	100
Alto Noa	99.9	99.9	100
Buenos Aires Design	98.8	98.4	98.6
Mendoza Plaza	96.8	93.1	95.2
Alto Rosario	95.0	93.7	98.1
Córdoba Shopping Villa Cabrera	96.4	98.8	98.1
Dot Baires Shopping	99.9	100	99.7
Soleil

Weighted Average	98.5	97.5	97.6

Rental Price

The following table shows the annual/period average rental price per square meter for the fiscal years ended June 30, 2011, 2010 and 2009:

	Rental Prices as of June 30 for the fiscal periods (ARS/sqm) (1)
	2009	2010	2011
Abasto	1,710.8	1,986.8	2,549.5
Alto Palermo	3,580.8	4,033.8	4,995.7
Alto Avellaneda	1,156.0	1,469.2	1,877.6
Buenos Aires Design	731.1	810.2	959.7
Paseo Alcorta	2,408.7	2,498.9	3,233.6
Patio Bullrich	2,254.6	2,673.9	3,201.7
Alto Noa	502.6	658.6	920.3
Alto Rosario	746.5	948.4	1,336.5
Mendoza Plaza	546.8	598.8	804.9
Córdoba Shopping- Villa Cabrera	590.7	731.6	1,104.0
Dot Baires Shopping	1,162.4	1,081.9	1,288.4
Soleil			870.5

(1)	The annual price of rentals per square meter of gross leasable area reflects basic and supplementary rental charges as well as revenues from admission rights divided by the square meters of the gross leasable area.

Principal Terms of the Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Alto Palermo’s lease agreements are generally denominated in Pesos.

Leaseable space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate brokers, Fibesa S.A. (“Fibesa”) and Comercializadora Los Altos S.A. (merged with Fibesa S.A. as of July 1, 2009). Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year on an annual and cumulative basis as from the thirteenth (13th) month of the lease effective term. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, no assurance can be given that Alto Palermo may be able to enforce such clauses contained in its lease agreements.

In addition to rent, Alto Palermo charges most of its tenants an admission fee, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal, which is negotiated with each of the tenants. The admission fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on several factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase attendance to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by Alto Palermo. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent or Percentage Rent, as applicable), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo also may require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by Alto Palermo. Alto Palermo has the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units or for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of our shopping center revenues for our fiscal years ended June 30, 2009, 2010 and 2011:

	Accumulated Tenants’ Sales as of June 30 for the fiscal periods (in millions of ARS)
Type of Business	2011	2010	2009
Anchor Store	571.6	449.7	243.7
Clothes and footwear	3,801.0	2,754.2	2,148.6
Entertainment	262.8	180.2	133.8
Home	1,468.8	1,172.9	817.8
Restaurant	701.6	495.9	382.5
Miscellaneous	918.7	691.4	440.7
Services	41.8	33.9	27.1

Total	7,766.3	5,778.2	4,194.2

Description of each Shopping Center

Set forth below is information regarding our subsidiary Alto Palermo’s principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 65,029 square meters that consists of 18,701 sqm of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars. In the fiscal year ended on June 30, 2011, the public visiting the shopping center generated nominal retail sales totaling approximately ARS 1,100.3 million, which represents annual sales for approximately ARS 58,839.6 per square meter. Principal tenants currently include Zara, Garbarino, Sony Style, Frávega and Just For Sport. Alto Palermo’s five largest tenants (in terms of sales) accounted for approximately 15% of its gross leaseable area at June 30, 2011 and approximately 17.2% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 141-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters that includes 36,663 sqm of gross leaseable area.

Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, an 20-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. In the fiscal year ended June 30, 2011, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 1,132.6 million, which represents annual revenues for approximately ARS 30,893 per square meter. Principal tenants currently include Falabella, Garbarino, Frávega, Compumundo and Sport Line. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 35.4% of its gross leaseable area at June 30, 2011 and approximately 38.8% of its annual base rent for the fiscal year ended on such date

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 110-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553 square meters that consists of 13,911 square meters of gross leaseable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17-restaurant food court, a Carrefour hypermarket, and a parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. In the fiscal year ended June 30, 2011, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 525.8 million, which represents annual sales for approximately ARS 37,794.6 per square meter.

Principal tenants currently include Zara, Frávega, Rapsodia, Kartun and Jazmín Chebar. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.5% of its gross leaseable area at June 30, 2011 and approximately 16.1% of its annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 174-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center, with approximately 37,731 square meters of gross leaseable area (41,463 sqm including Museo de los Niños). The shopping center includes a food court with 28 stores, a 12-screen multiplex movie theatre seating approximately 3,100 people, covering an area of 8,021 sqm, entertainment facilities and the museum for children, covering an area of 3,732 sqm (excluded from the gross leaseable area). Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately ARS 1,227.4 million, which represents annual sales for approximately ARS 32,529.4. Principal tenants currently include Hoyts General Cinema, Garbarino, Zara, Frávega and Compumundo. Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.7% of its gross leasable area as of June 30, 2011 and approximately 18.2% of the annual base rent for the fiscal year ended on such date.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 84-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 29,982 square meters that consists of 11,741 sqm of gross leaseable area. The four-story shopping center includes a 13-store food court, an entertainment area, a four-screen multiplex movie theatre and a parking lot with 215 spaces. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately ARS 432.3 million, which represents sales for approximately ARS 36,822.2 per square meter. Principal tenants currently include Zara, Etiqueta Negra, Rouge International, Cacharel and Rapsodia. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of its gross leaseable area at June 30, 2011, and approximately 22.7% of its annual base rent for the fiscal year ended on such date.

Alto Noa, Salta, Province of Salta. Alto Noa is an 92-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,867 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately ARS 381.2 million, which represents annual sales for approximately ARS 20,060.8 per sqm. Principal tenants currently include Supermercado Norte, Cines NOA, Boulevard Casino, Y.P.F., and Frávega. Alto Noa’s five largest tenants (in terms of sales in this shopping center) represented approximately 50% of its gross leaseable area as of June 30, 2011 and approximately 27.5% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 62-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,777 square meters of gross leaseable area and 8 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately ARS 188.5 million, which represents annual sales for approximately ARS 13,680.9 per square meter. Principal tenants currently include Morph, Hard Rock Café, Barugel Azulay, Bazar Geo and Las Malvinas. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 25.2% of its gross leaseable area as of June 30, 2011 and 29.7% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 145 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,646 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately ARS 610.9 million, which represents annual sales for approximately ARS 21,326.8 per sqm. Principal tenants are Frávega, Cines Rosario, Sport 78, Red Megatone and Compumundo. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.1% of Alto Rosario’s gross leaseable area as of June 30, 2011 and 17.9% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza Shopping is a 150-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 40,659 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 22 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately ARS 733.4 million, which represents annual sales for approximately ARS 18,037 per sqm Principal tenants currently include Falabella, Super Plaza Vea, Garbarino, Frávega and Cines MP. Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 44.3% of its gross leaseable area at June 30, 2011, and approximately 34.7% of its annual base rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping is a 108-store commercial center located in Villa Cabrera, Province of Córdoba. It covers 15,174 square meters of gross leaseable area (GLA). Córdoba Shopping has a 12-screen movie theatre complex, a food court an entertainment area and a parking lot for 1,500 vehicles. During the six-month period ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately ARS 244.2 million, which represents annual sales for approximately ARS 16,092.4 per square meter. Principal tenants are Cines CBA, Mc Donald’s, Garbarino, Jazmin Chebar and Rapsodia. Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 42.3% of its gross leaseable area as of June 30, 2011 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

Dot Baires Shopping, City of Buenos Aires, Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,527 constitute Gross Leasable Area, 155 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. Alto Palermo is owner of Dot Baires Shopping through an 80% ownership interest in this shopping center. For the fiscal year ended on June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately ARS 985.7 million, which represents annualized sales for approximately ARS 19,901.5 per sqm. The main tenants include Falabella, Wal-Mart, Zara, Garbarino and Frávega. Dot Baires Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 46.5% of its gross leasable area as of June 30, 2011 and approximately 29.2% of its annual base rent for the fiscal year ended on such date.

Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, Alto Palermo S.A. agreed with INC S.A. to buy a shopping center located in San Isidro, Province of Buenos Aires, called “Soleil Factory”. The purchase price was USD 20.7 million, USD7.1 million of which have been paid. At that time, Alto Palermo signed a letter of offer for the acquisition, construction and operation of a Shopping Center in the premises owned by INC S.A. in the City of San Miguel de Tucumán, Province of Tucumán.

On July 1, 2010, INCSA and APSA executed the final deed of partial conveyance of title of the Ongoing Concern and the Closing Minutes, pursuant to which INCSA transferred the Shopping Center’s Ongoing Concern to APSA, which shopping center started to operate on the referred date. The transaction was exclusive of any debt or credit prior to the transaction with respect to INCSA’s business, as well as of the real property where a hypermarket currently operates located in the premises. As from such date, the balance price of USD 13.6 million accrues interest at an annual rate of 5%.

Soleil Factory is a one-story shopping center, with a surface area of 48,313 sqm, 14,091 sqm of which are gross leaseable area, in respect of which APSA is also authorized to build more than 9,697 sqm. It comprises 74 stores and 2,335 parking spaces. Soleil Factory opened in Argentina more than 25 years ago and we are turning it into a top-brand outlet. During the fiscal year ended June 30, 2011, the public visiting the shopping center generated nominal retail sales totaling approximately ARS 204.1 million, representing average sales for the period of approximately ARS 14,483.2 per sqm. The main tenants include Cinemark, Cheeky, Stock Center, Dexter Outlet and Mc Donald’s. Soleil Factory’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 41.9% of its gross leaseable area as of June 30, 2011 and approximately 32.0% of its annual base rent for the fiscal year ended on such date.

Sales and Development of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In our fiscal year ended June 30, 2011, revenues from our Development and sale of properties segment were ARS 341.1 million, compared to ARS 225.6 million in the fiscal year ended June 30, 2010.

Construction and renovation works on our residential development properties are currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, we receive finished square meters for commercialization, without taking part in the construction works.

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2011, 2010 and 2009:

Sales and Development Properties

Developments	Date of Acquisition	Estimated / Real Cost (in thousands of ARS) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (in thousands of ARS) (5)	Accumulated Sales for the nine- month period as of June 30 of Fiscal Years (in thousands of ARS) (6)			Book Value (in thousands of ARS) (7)
									2011	2010	2009
Residential Apartments
Torres Renoir(15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	—	142	53,798	—
Caballito Nuevo (16)	11/03/97	—	6,833	118	100.00%	100.00%	81.18%	39,170	39,170	—	—	5,473
Torres de Rosario (8) (15)	04/30/99	—	4,692	80	95.59%	100.00%	3.08%	1,530	1,530	—	—	13,708
Libertador 1703 /1755 (Horizons) (14) (17)	01/16/07	399,355	44,648	467	50.00%	100.00%	100.00%	92,362	92,362	—	—	209,458
Other Residential Apartments (9)	N/A	231,677	158,747	1,660				310,128	1,599	117	3,483	84,069

Subtotal Residential Apartments		653,893	220,303	2,353				497,131	134,661	259	57,281	312,708

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.50%	238,669	1,607	5,067	9,904	1,085
El Encuentro (18)	11/18/97	—	125,889	110	100.00%	100.00%	64.24%	24,147	20,665	3,482	—	5,918
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	—	76	—

Subtotal Residential Communities		135,697	1,610,764	1,602				276,844	22,272	8,549	9,980	7,003

Land Reserves
Puerto Retiro	05/18/97		82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,370
Santa María del Plata	07/10/97		715,951	—	100.00%	0.00%	10.00%	—	—	—	—	158,742
Pereiraola	12/16/96		1,299,630	—	100.00%	0.00%	100.00%	46,311	—	46,311	—	—
Terreno Rosario (8) (19)	04/30/99		31,000	—	95.59%	0.00%	100.00%	34,003	22,931	—	7,644	25,511
Terreno Caballito	11/03/97		7,451	—	100.00%	0.00%	100.00%	52,658	52,658	—	—	—
Neuquen (8)	07/06/99		4,332	1	95.59%	0.00%	100.00%	9,102	9,102	—	—	—
Terreno Baicom	12/23/09		6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,459
Canteras Natal Crespo	07/27/05		4,300,000	—	50.00%	0.00%	0.00%	336	63	21	29	5,779
Terreno Beruti (8)	06/24/08		3,207	—	95.59%	0.00%	100.00%	75,373	75,373	—	—	—
Pilar	05/29/97		740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto Air Space (8)	09/24/97		24,000	—	95.59%	0.00%	0.00%	—	—	—	—	16,110
Torres Jardín IV	07/18/96		3,176	—	100.00%	0.00%	100.00%	11,480	11,480	—	—	—
Terreno Caballito (8)	10/22/98		23,389	—	95.59%	0.00%	0.00%	—	—	—	—	45,814
Patio Olmos (8)	09/25/07		5,147	—	95.59%	100.00%	0.00%	—	—	—	—	33,475
Other Land Reserves (11)	N/A		13,603,466	1				4,182	1,969	1,172	1,041	72,334

Subtotal Land Reserves			20,849,942	2				233,445	173,576	47,504	8,714	420,002

Others
Madero 1020	12/21/95		5,069	N/A	100.00%	100.00%	100.00%	18,848	—	71	1,830	—
Della Paolera 265	08/27/07		472	N/A	100.00%	100.00%	100.00%	6,850	—	—	6,850	—
Madero 942	08/31/94		768	N/A	100.00%	100.00%	100.00%	6,137	—	—	6,137	—
Dock del Plata	11/15/06		7,942	N/A	100.00%	100.00%	100.00%	84,206	—	42,136	42,070	—
Libertador 498	12/20/95		7,439	N/A	100.00%	100.00%	100.00%	93,462	10,504	46,608	36,350	—
Edificios Costeros	03/20/97		6,389	N/A	100.00%	100.00%	100.00%	68,580	—	68,580	—	—
Libertador 602	01/05/96		677	N/A	100.00%	100.00%	100.00%	10,948	—	10,948	—	—
Laminar	03/25/99		6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	74,510	—
Reconquista 823	11/12/93		5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	31,535	—
Locales Crucero I			192	N/A	100.00%	100.00%	100.00%	2,006	—	—	2,006	—
Others (12)	N/A		—	N/A	N/A	N/A	N/A	1,028	59	912	63	—

Subtotal Other			40,485					422,424	10,563	169,255	204,387	—

Total (13)		789,590	22,721,494	3,957				1,429,844	341,072	225,567	280,362	739,713

Notes:

1.	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects already developed or under development (adjusted for inflation as of 02/28/03, if applicable).-
2.	Total area intended for sale upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces but excluding common areas). In the case of Land Reserves the land area was considered.
3.	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
4.	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales made under the preliminary sales agreements for which no title deed has been executed yet.
5.	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.-
6.	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.-
7.	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of June 30, 2011, adjusted for inflation as of 02/28/03.
8.	Through Alto Palermo S.A.
9.	Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito barter receivable and Lotes Pereiraola through IRSA.
10.	Includes the sales of Abril’s shares.
11.	Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil, Soleil air space and Other APSA (Through APSA).
12.	Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.
13.	Corresponds to the “Sales and Developments” business unit mentioned in Note 3 to the Consolidated Financial Statements.
14.	Owned by CYRSA S.A.
15.	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress of parcel “G” at June 30, 2011 is 100% and of parcel “H” is 84%.
16.	78% of the area was sold under deed. The book value includes net realizable value for ARS 373.3 thousand representing 1% of the total sqm.
17.	Gains derived from 99.4% of sales have been recognized as Net Realizable Value.
18.	54% of the area was sold under deed. The book value includes net realizable value for ARS 1,051.0 thousand representing 3% of the total sqm.
19.	The book value includes net realizable value for ARS 14,964.4 thousand following offer letters representing 41% of the total sqm.

Residential Apartments and Lofts

In the apartment building market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle-income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2011, 2 parking spaces and 4 spaces for motorcycle parking were pending sale.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and at June 30, 2011 are fully sold.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2011, the project is finished and only 5 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that we converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 sqm This development project targets the upper-income market. Palacio Alcorta has 165 parking spaces and also seven retail units that belong to us. All of the loft units in the complex have been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 sqm and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2011, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 sqm in the case of Alto Palermo Park and of 294.5 sqm, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 sqm parking/storage space, respectively. These buildings were included with the assets that the Company acquired in November 1997 from Pérez Companc. As of the date of this report, 100% of both towers was sold.

Villa Celina, Province Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2011, 100% of the project had been sold.

Torres Renoir, Dique III. During fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 stories. Located in Dique III in Puerto Madero, City of Buenos Aires, this project was directed to a medium-high income public. The project includes amenities and high-class services. As of June 30, 2011, the works were completed and the units were fully sold.

Apartment Projects Currently Under Development

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset exchange agreement valued at USD7.5 million pursuant to which sold to Koad plot number 36 of “Terrenos de Caballito” whereby KOAD S.A. has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 sqm, totaling approximately 28,000 saleable sqm. The project offers a wide variety of amenities and services. As a result of this transaction, Koad delivered to IRSA 118 apartments and 61 parking lots in the first tower, representing 25% of the total square meters for sale. As of June 30, 2011, 82% of the apartments and 86% of the parking lots were sold and 21 apartments and 14 parking spaces are still pending sale.

Horizons Project, Vicente López, Olivos, Province of Buenos Aires. In January, 2007, we acquired the total shares of Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was USD21.17 million, payable as follows: (i) USD4.25 million in cash and (ii) through the delivery of certain units of the building to be constructed in the land owned by Rummaala in the amount of USD16.92 million, within a 4-year term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property for a total purchase price of USD15.0 million, payable as follows: (i) USD0.5 million in cash; (ii) through the delivery of certain units of buildings Cruceros I and II in the amount of USD1.25 million and (iii) trough the delivery of certain units of the building to be constructed in the land acquired for a total purchase price of USD13.25 million, within a 40-month term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the property located at Suipacha 652 was mortgaged.

In April 2007, we created CYRSA S.A. (“CYRSA”) in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. To that end, we contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $ 21.5 million, whereas CYRELA contributed $ 21.5 million (an amount equivalent to the value of the shares that we contributed).

We entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA, which will operate under the name of IRSA - CYRELA.

IRSA-CYRELA’s development project in this plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires, which entailed a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 sqm of constructed surface area for sale distributed in 467 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name but a few. The showroom was opened to the public in March 2008 with immediate success.

As of June 30, 2011, preliminary sales agreements had been executed for 100% of our own units on sale. The Towers located in the “River” block are completed and the title deeds of its units are being executed. Delivery of the untis will be completed during fiscal year 2012. In the “Park” block, completion of the last tower is expected to occur soon and delivery of the relevant units is scheduled to take place during fiscal year 2012. The results have started to be reflected as the works progress, consolidated at 50%.

Private Residential Communities

In the residential communities market, we acquire undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. We seek to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization has also influenced the trend to adopt this lifestyle.

As of June 30, 2011, our residential communities for the construction of single-family homes for sale in Argentina had a total of 7,422 square meters of saleable area in Abril, and 45,705 sqm of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2011, 99.5% of the property had been sold for an aggregate of ARS 238.7 million, with 7,422 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 sqm with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay USD 4.0 million to our subsidiary Inversora Bolívar, of which USD 1.0 million were paid in cash and the balance of USD3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 sqm. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2011, after having started its commercialization in March 2010, 64 units have been sold and there are portfolio reserves for 8 additional units for an amount of USD 0.89 million, and 38 units are available for sale.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2011, our land reserves totaled 25 properties consisting of approximately 2,160 hectares (including the lot in Caballito, and the air space over Coto C.I.C.S.A. - “Coto”- where we hold interests through our subsidiary Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. Through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”) we are owners of this property. We intend to develop this property for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, we had sold 10% of Solares de Santa María capital stock for USD10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of USD1.5 million was made and the balance of USD9.1 million was due on December 23, 2009. In order to secure his obligations under the share purchase agreement, the buyer created a pledge on certain assets owned by it for our and our subsidiary, Palermo Invest S.A.’s benefit.

On the first days of September 2010, and after the end of fiscal year 2010, we acquired (through E-commerce Latina S.A.) a 100% interest in Unicity for the sum of USD 2.5 million. The main asset of Unicity includes 31,491,932 shares representative of 10% of Solares de Santa María S.A.’s stock capital and pursuant to which it holds liabilities with IRSA for the purchase price balance, which as of even date amounts to USD 9.1 million.

In 1997 we acquired the site which the National Executive Branch had assigned to be the Olympic village of the Olympic Games in case Buenos Aires was chosen as host city to hold the Olympic Games. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992, provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana - “COPUA”). As from the acquisition of this property, we have been seeking the municipal approvals necessary for the development of a mixed project in the area.

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to the recommendations made by COPUA to the project on December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to our development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project.

In June 2007, we sold 10% of the capital stock of Solares de Santa María for the amount of USD 10.6 million to Mr. Israel Sutton Dabbah, an unrelated third party, who is affiliated to the Sutton Group. USD 1.6 million of the purchase price were paid and the balance of USD 9.0 million will be paid on June 23, 2010.

In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan due to objections made by a legislator of the City of Buenos Aires, alleging the suspension of Decree No. 1584/07 and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity that has the referred decree for the company, alternatively, Agreement 5/10 was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval. Once approved, these regulations will have the hierarchy of a law.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 sqm financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own a 50% indirect interest in Puerto Retiro through our subsidiary Inversora Bolívar.

Caballito lot, Ferro Project. This is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 sqm, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property. which already has the consent of the Executive Branch.

Beruti plot. During June 2008, APSA acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 sqm for a price of USD 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

In October 2010, the lot was sold to TGLT for USD 18.8 million. As consideration for the sale, APSA received USD 10.7 million in cash upon the execution of the preliminary sales agreement. As consideration for the balance, APSA will receive 17.33% of the apartments’ saleable area, 15.82% of the residential parking spaces and 170 business parking spaces located in the first and second underground levels . As security for the transaction, TGLT delivered to APSA a performance bond for USD 4.0 million and a first-degree mortgage in the name of APSA for USD 8.1 million, over the lot. Delivery is expected to take place in November 2013.

Terreno Paraná. On June 30, 2009, Alto Palermo S.A. (APSA) executed a “Letter of Intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 sqm in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was USD 0.5 million, of which at the beginning of July 2010, the sum of USD 0.05 million was paid as advance payment, in August 2010 USD 0.1 million was paid, and the remaining USD 0.35 million will be paid upon the execution of the title deed.

Caballito plot. During this fiscal year, we and TGLT executed a barter deed pursuant to which we transferred to TGLT under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 sqm: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, TGLT agreed to carry out in the property a real estate development for residential use. In exchange for the transfer of the property, APSA will receive non-cash considerations equivalent to USD 12.75 million, which consist in transferring under barter to APSA certain home units in the buildings to be built which will represent 23.1% of the saleable area and 21.1% of the parking spaces. As security for the transaction, TGLT has granted to IRSA a first-degree mortgage over the property in the amount of USD 12.75 million.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood.

Terreno Baicom. On December 23, 2009, we acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of ARS 4.5 million. The property’s total surface area is 6,905 sqm and there is a construction permit associated for 34,500 sqm in line with the City of Buenos Aires urban construction rules and regulations.

Land reserves in the Province of Buenos Aires

Sale of Pereiraola, Hudson. Through Inversora Bolivar, we had a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130-hectare undeveloped property adjacent to Abril, a private residential community developed by IRSA.

On April 21, 2010, the Company entered into a purchase and sale agreement with a third party whereby IRSA agrees to sell 100% of Pereiraola S.A.’s shares. The total price of the transaction was established at USD 11.8 million plus VAT, which meant a gain of ARS 21.7 million over book value.

On June 25, 2010, we accepted a purchase bid for USD 11,786,972, to be paid partly in cash and partly in kind. For the cash-based payment, the buyer has paid us USD 1,940,000. The USD 7,760,000 balance will be paid in 4 half-yearly, equal and consecutive installments of USD 1,940,000 each. As to the non-monetary part of the transaction, the buyer will transfer ownership to us over certain lots within the 36 months starting on the date its bid is accepted.

To secure payment of the price, the buyer sets up a pledge over Pereiraola’s shares, which remain in our custody. Besides, the buyer raised a first-degree mortgage in our favor over the property.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. We are considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, we do not have a cost estimate or financing plan. The plot’s book value is estimated to be ARS 3.4 million as of June 30, 2010.

Land reserves in other provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. APSA owns a block of land of approximately 50,000 sqm divided into 8 smaller plots. in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2011, 2 of the plots had been bartered with Condominios del Alto S.A. (plots 2-G and 2-H).

As consideration for the barter of parcel 2-G (totaling a surface of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface to be constructed in this property). As of the end of fiscal 2010, APSA and Condominios del Alto S.A. executed a supplementary deed that specifically determines the units involved in the barter that should be transferred to APSA and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May 2010.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 84% and the works are expected to conclude during the first half of 2012.

As of June 30, 2011, the rest of the parcels of Block 2 had been sold, as per the following detail. Parcel 2-A was sold for USD 4.2 million and its title deed was executed in June 2011; parcel 2-B was sold for USD 1.51 million and its title deed was executed in June 2011; parcel 2-C was sold for USD 1.51 million and its title deed was executed in June 2011; parcel 2-D was sold for USD 1.54 million, to be collected in 5 installments (4 installments of USD 0.257 million collected in February, June and August 2011, a fourth one to be collected in November 2011 and the fifth one to be collected in February 2012 for USD 0.513 million, on which date the title deed will be executed); parcel 2-E was sold for USD 1.43 million and its title deed was executed in May 2010; and parcel 2-F was sold for USD 1.93 million and its title deed was executed in June 2011.

Condominios del Alto I- (parcel 2-G)

The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 storeys with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.

As of June 30, 2011, the project had been completed and 2 apartments with parking space had been sold, with 13 apartments and 13 parking spaces being available for sale.

Condominios del Alto II – (parcel 2-H)

The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Completion of the work is expected to occur in the first quarter of 2012.

As of June 30, 2011 42 apartments (4,211 sqm), 47 parking spaces and 6 storage spaces were available for sale.

Neuquén Project, Province of Neuquén. The main asset of project is a plot of land of approximately 50,000 sqm. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project.

The respective modifications to the blueprints mentioned were filed on October 19, 2009. Then, the Municipality of Neuquén raised some observations that were duly responded. On January 18, 2010, the Municipality of Neuquén requested corrections to the blueprints filed and imposed a 30-day term for filing them. Finally, APSA was notified that the architectural project had been registered, which triggered, on April 8, 2010, the commencement of a term of 90 running days for the start of the shared works. APSA submitted the mandatory working plans for the first stage of the works (which contemplates the construction of the Shopping Center and the Hypermarket) and was granted the authorizations necessary to start working. On July 5, 2010, well within the 90-running day term already mentioned, APSA started the shared works.

The first stage of the works is to be finished in a maximum 22-month period counted as from the date of commencement of the construction works. In the event of a breach in the conditions agreed upon, the Municipality of Neuquén is entitled to terminate the agreement and proceed as necessary, which means that the Municipality of Neuquén is entitled to demand that the parcels it sold to the Company be returned.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. USD 119 thousand as price for the sale of a lot of approximately 4,332 sqm located in the surroundings, of the property that will host the shopping center, though separate from it, in the framework of the negotiations conducted with the Municipality of Neuquén.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 sqm of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we acted as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating.

Canteras Natal Crespo, Province of Córdoba. The first guidelines for development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Purchase of Nobleza Piccardo’s Plant

We have acquired, through a subsidiary in which we have a 50% interest, the property where Nobleza Piccardo has its manufacturing plant. It is located in the City of San Martin (Av. San Martín 601), in the Province of Buenos Aires; and due to its size and location it is an excellent site for the future development of different segments. The total area of its plot is 160,000 sqm with a built area of 81.786 sqm. According to the executed agreement, Nobleza Piccardo will lease 100% of the plot during the first year, releasing it partially until the 3rd lease year, at which moment it will release the whole plot.

During the first lease year, the rental area is 80,026 sqm including storehouses and offices and during the second year of lease, the leased area will be reduced to 27,614 sqm.

We are preparing a Master Plan in order to apply before the authorities of San Martín’s Town Hall for the zoning parameters that will allow us to develop a mixed-use project.

Other Land Reserves

Our portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding our luxury hotels:

	Date of	IRSA’s effective	Number of	Average Occupancy	Average price per room	Accumulated sales in ARS 000 as of June, 30 (in thousand ARS)			Book value (ARS
Hotels	Acquisition	interest	rooms	%(1)	ARS(2)	2011	2010	2009	000)
Intercontinental (3)	11/01/97	76.34%	309	78.2%	631	78,841	64,092	61,367	52,288
Sheraton Libertador (4)	03/01/98	80.00%	200	87.4%	506	43,786	36,996	37,060	41,091
Llao Llao (5)	06/01/97	50.00%	201	49.7%	1,258	70,256	58,806	60,486	75,207
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900
Total	—	—	710	72.5%	714	192,883	159,894	158,913	190,486

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Indirectly owned through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4)	Indirectly owned through Hoteles Argentinos S.A.
(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holdings S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

Hotel Intercontinental, City of Buenos Aires. In November 1997, we acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

Hotel Sheraton Libertador, City of Buenos Aires. In March 1998 we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of USD23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for USD4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

Terreno Bariloche, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was USD7.0 million, of which USD4.2 million were paid cash and the balance of USD2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of USD0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Hotel Llao Llao in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

Other Investments in Argentina and Abroad

Acquisition of companies in the real estate business in the Republic of Uruguay

In the course of fiscal 2009 we acquired a 100% ownership interest in Liveck S.A. (“Liveck”), a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two Uruguay-based real estate companies, for USD 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. (Banzey). These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

The total purchase price for Zetol was USD 7.0 million; there has been a down payment for USD 2.0 million and it has been agreed that the balance shall be cancelled in 5 installments of USD 1.0 million each, accruing interest at an annual 3.5% rate on outstanding balances, against the consummated launches of the projected construction or within a maximum term of 93 months counted as from the date of acquisition by the Company. The sellers may choose to receive, in lieu of cash for the outstanding balances (principal plus interest), ownership over units in the buildings to be constructed in the land owned by Zetol equivalent to 12% of the total marketable meters to be constructed.

The total price for the acquisition of Vista al Muelle was USD 0.83 million, as follows: there has been a USD 0.5 million down payment and it has been agreed that the balance will be cancelled within a maximum term of two years plus an annual 8% interest rate on balances.

To secure compliance with the obligations assumed by Liveck in connection with the above-mentioned transactions, Ritelco S.A. has tendered a surety bond to secure 45% of the price balance, interest, and the sellers’ option rights.

There is a mortgage over the land bought, which means that the sellers rely on a dual guarantee. As of June 30, 2009, the Company sold a 50% stake in Liveck to Cyrela Brazil Realty S.A for USD 1.3 million.

Under the agreement for the purchase and sale of Zetol and Vista al Muelle and its respective addenda, Liveck has undertaken to acquire the shareholding held by Banzey (or by Ernesto Kimelman or by an entity owned by him, as applicable) in those companies and Banzey has agreed to sell the shares for the amount in US Dollars or in Uruguayan Pesos, as applicable, that any of them would have effectively contributed to Zetol and Vista al Muelle, until the transaction is consummated.

In December 2009, Vista al Muelle acquired other real property totaling USD 1.9 million; there has been a USD 0.3 million down payment and the balance shall be cancelled through the delivery of housing units and/or storefronts to be constructed and equivalent to 12% of a 65.54% portion of the sum of the prices of all the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of USD 1.0 million in exchange for a down payment of USD 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 30, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and in arrears as from December 31, 2009.

On December 17, 2010, IRSA and Cyrela executed a stock purchase agreement pursuant to which IRSA purchased from Cyrela a 50% stake in Liveck S.A. for USD 2.7 million. Accordingly, as of June 30, 2011, IRSA’s stake, through Tyrus, in Liveck is 100%.

We intend to carry out an urban project consisting of the construction of apartment buildings to be subsequently sold. The project has been granted the requisite “urban feasibility” status by the Mayor’s Office of the Canelones department and by its local legislature.

Lipstick building, New York, United States

In July 2008, IRSA (through its subsidiaries) acquired a 30% equity interest in Metropolitan, whose net equity is mainly an office building known as “Lipstick Building”, and the debt related to this asset. The transaction included the acquisition of (i) put rights effective July 2011 over 50% of the interest purchased for a price equal to the amount invested plus interest at rate of 4.5% per annum and (ii) a right of first offering for the acquisition of 60% of the 5% equity interest. The price paid for the transaction was USD 22.6 million.

During fiscal year 2011, as a result of negotiations successfully undertaken, an agreement was reached to restructure Metropolitan’s debt as follows:

(i) the mortgage debt was reduced from USD 210.0 million to USD 130.0 million at a Libor rate + 400 basis points, subject to a cap of 6.25% and a 7-year maturity term;

(ii) the junior debt, amounting to USD 45.0 million (excluding accrued interest) was repaid with the payment of USD 2.25 million; and

(iii) the existing ground leases will be maintained under the same terms and conditions as they were granted, in principle for a remaining period of 66 years.

This restructuring took place on December 30, 2010. On such date, a principal payment of USD 15.0 million (previously contributed by IRSA) was made under the new restructured mortgage debt, reducing it from USD 130.0 million to USD 115.0 million.

Following such closing, IRSA indirectly holds 49% of New Lipstick LLC, a holding company that is owner of Metropolitan, and under the scope of these agreements, it cancelled the put option for 50% of the equity interest initially acquired.

The Lipstick Building is a landmark building in the City of New York, located on Third Avenue and 53rd Street in Midtown-Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and its name is due to its original elliptic form and the redish color of its façade. Its gross leaseable area is around 57,500 sqm distributed in 34 stories.

As of June 30, 2011, this building had an occupancy rate over 89% generating average revenues above USD 60.0 per sqm per month.

At present, works are being carried out in the 26th floor of the building for the construction of 4 “turn key” offices designed by the renowned architecture firm Gensler. Those spaces are being sold and completion is expected to take place by the end of 2011. There is also a project in charge of the firm Moed de Armas & Shannon to remodel the interior and exterior of the Lobby while preserving its original style.

Investment in Hersha Hospitality Trust

On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by our Company, together with other minority investors, we acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of USD 14.3 million. Accessorily to the initial acquisition of our equity interest in Hersha, we has an option to buy up to 5.7 million additional common shares in Hersha at a price of USD 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions. In addition, as a part of the investment agreements, our Board Chairman and CEO, Mr. Eduardo S. Elsztain, was appointed member of the board of directors of Hersha.

In January 2010, we acquired 4.8 million additional shares for a total price of USD 14.4 million, increasing our stake in Hersha to 10.3%. In turn, on March 24, 2010, Hersha resolved upon a capital increase whereby it issued 27,600,000 Class A common shares. In connection with this increase we exercised our preemptive subscription rights granted under the initial transaction and acquired 3,864,000 additional Class A common shares for a price per share of USD 4.25, for a total amount of USD 16.4 million. In October 2010, under the scope of the new issue of capital, we acquired 2,952,625 Class A common shares, at a price per share of USD 5.8 for a total amount of USD 17.1 million. Then, during this fiscal period, we sold a total of 2,542,379 Class A common shares, at a weighted average price of USD 5.63 for a total amount of USD 14.3 million. Therefore, as of June 30, 2011, our interest in Hersha amounted to 9.2%.

Hersha is a REIT traded in the New York Stock Exchange, under the “HT” ticker. Hersha’s investments are mainly in upscale, mid-scale and extended stay hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets mainly along the US Northeast as well as in some select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

As of June 30, 2011, Hersha’s portfolio of hotels comprises majority stakes in 63 hotels and ownership interests in a further 15 hotels through joint ventures. These hotels are all within the “select service” and “upscale hotels” categories. In the aggregate, Hersha’s 78 hotels represent over 10,443 rooms and are located in Arizona, California, North Carolina, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott (r), Courtyard by Marriott (r),

Residence Inn (r), Fairfield Inn (r), Springhill Suites (r), TownePlace Suites (r), Hilton (r), Hilton Garden Inn (r), Hampton Inn (r), Homewood Suites (r), Hyatt Summerfield Suites (r), Holiday Inn (r), Holiday Inn Express (r), Comfort Inn (r), Mainstay Suites (r), Sleep Inn (r), Sheraton Hotel (r), and Hawthorn Suites (r)). Hersha also operates some of its hotels through independent boutique hotel chains.

Building located at 183 Madison Avenue, New York, NY

In December 2010, IRSA, through Rigby 183 LLC (“Rigby 183”), in which it indirectly holds a 49% stake through IMadison LLC (“IMadison”), jointly with other partners, acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. This area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden and it also has one of the largest office and store markets, excellent means of transport, restaurants, stores and entertainment options.

The purchased property consists of a pre-war building built in 1925 designed by the architecture firm Warren & Wetmore (the same that designed the Grand Central Terminal of New York).It has 19 office stories for rent and a store on its Ground Floor. The net leaseable area is approximately 23,200 sqm, 3,523 sqm of which correspond to retail storesand 19,677 sqm are offices.

The total purchase price was USD 98 million (USD 4,224 per leaseable sqm) composed of USD 48 million of principal (IMadison contributed USD 23.5 million), USD 40 millon under a loan granted by M&T Bank at a rate of 5.01% per annum due in 5 years and a loan for USD 10 million to carry out the capex and prebuilds program.

As of June 30, 2011, the building’s occupancy rate was over 63% and generated average revenues above USD 35 per sqm. During this period, works have been carried out to remodel the building’s common areas and also to construct “turn key” offices in the ninth floor. The remodeling program is expected to be fully completed by the end of the year.

Competition

Offices and other non-shopping center rental properties

Substantially all of our office and other non-shopping center rentals are located in developed urban areas. There is a great number of office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate as well as the sale and rental price of the properties.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities. Moreover, in the future we may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Shopping centers

Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location (1)	Gross leaseable area (sqm)	Shops	National gross leaseable area (2) (%)	% Shops (2) (%)
APSA
	Abasto de Buenos Aires	CABA	41,463	175	2.54%	2.93%
	Alto Palermo Shopping	CABA	18,701	144	1.15%	2.41%
	Buenos Aires Design(3)	CABA	13,786	62	0.84%	1.04%
	Dot Baires Shopping	CABA	49,526	153	3.03%	2.56%
	Paseo Alcorta(4)	CABA	52,466	112	3.21%	1.87%
	Patio Bullrich	CABA	11,742	83	0.72%	1.39%
	Córdoba Shopping(4)	Córdoba	22,185	105	1.36%	1.76%
	Alto Avellaneda(4)	GBA	67,543	145	4.14%	2.42%
	Soleil	GBA	14,033	74	0.86%	1.24%
	Mendoza Plaza Shopping(4)	Mendoza	40,659	150	2.49%	2.51%
	Alto Rosario (4)	Rosario	40,909	146	2.51%	2.44%
	Alto Noa(4)	Salta	19,001	92	1.16%	1.54%
	Subtotal		392,014	1,441	24.01%	24.11%

Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	1.98%	0.60%
	Portal de Madryn	Chubut	4,100	26	0.25%	0.43%
	Factory Parque Brown(4)	GBA	31,468	91	1.93%	1.52%
	Factory Quilmes(4)	GBA	40,405	47	2.48%	0.79%
	Factory San Martín(4)	GBA	35,672	31	2.19%	0.52%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	3.12%	2.19%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.68%	2.61%
	Portal Canning(4)	GBA	15,114	21	0.93%	0.35%
	Portal de Escobar(4)	GBA	31,995	31	1.96%	0.52%
	Portal Lomas(4)	GBA	32,883	50	2.01%	0.84%
	Unicenter Shopping(4)	GBA	94,279	287	5.78%	4.80%
	Portal de los Andes (4)	Mendoza	33,154	45	2.03%	0.75%
	Portal de la Patagonia(4)	Neuquén	33,468	94	2.05%	1.57%
	Portal de Rosario(4)	Rosario	66,361	182	4.07%	3.04%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.31%	1.57%
	Portal de Trelew (4)	Chubut	21,812	69	1.34%	1.15%
	Subtotal		586,290	1,381	35.95%	23.08%

Other Operators			653,944	3,158	40.07%	52.80%

Total			1,632,248	5,980	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo S.A., the company that operates the concession of this building, is 53.684% in ERSA.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Development and sale of properties

A large number of companies are currently competing with us in the development and sale of properties in Argentina, as this segment is highly fragmented. In addition, there is a substantial supply of comparable properties in the vicinity of our developed properties which may adversely affect our ability to sell our developed properties at prices that generate a positive return on our investment.

Hotels

We own three luxury hotels in Argentina which are managed through strategic alliances by international operators including Sheraton Overseas Management Corporation, Intercontinental Hotels Corporation and the local operator Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear. The Hotel Llao Llao is unique for its landscape and beauty, and our other two hotels, Hotel Intercontinental and Hotel Sheraton Libertador, are located in the City of Buenos Aires. We compete with many other leading luxury hotels in the City of Buenos Aires including, among others: Abasto Plaza, Alvear Palace, Caesar Park, Claridge, Emperador, Feir’s Park, Four Seasons, Hilton, Loi Suites, Marriot Plaza, Meliá, NH City, Panamericano, Sheraton, Sofitel, Madero, MayFlower, Etoile, Faena, and Regal Pacific.

SUBSEQUENT EVENTS

These events took place subsequent to our year-end date, June 30, 2011:

La Ribera Shopping – Santa Fe

APSA Centros Comerciales acquired 50% of Nuevo Puerto Santa Fe S.A.’s shares, a corporation that is tenant of a building in which La Ribera Shopping was built and currently operates, located at Dique I of the Santa Fe City’s Port. As it is a building under a concession agreement, the purchase of shares of Nuevo Puerto Santa Fe S.A. was subject to the condition that the Santa Fe Port Administration Office approved the change in the company’s shareholding and that the Santa Fe’s Lottery Retirement Fund (Caja de Previsión Social Lotería de Santa Fé) did not challenge it. The execution date of the documents was 06/15/2011 and the final execution including the referred approval occurred during August 2011.

SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following table shows a summary of our financial and other information as of June 30, 2011 and 2010 and for the fiscal years ended on such dates. This information has been derived from our audited financial statements and their related notes (the “Consolidated Financial Statements” or “financial statements”). As the following information is a summary, it does not include all the information reflected in the Audited Consolidated Financial Statements and in the relevant notes:

	As of June 30 and for the fiscal years ended on such dates,(1)
	2011	2010
Information from the Consolidated Statement of Income

Sales, leases and services	1,441,930	1,323,326
Cost of sales, leases and services	(600,755)	(475,295)

Gross profit	841,175	848,031

Selling expenses	(106,704)	(185,401)
Administrative expenses	(200,359)	(195,291)

Subtotal	(307,063)	(380,692)

Gain from recognition of inventories at net realizable value	45,442	33,831
Net gain from retained interest in securitized receivables	4,707	37,470
Gain from operations and holdings of real estate assets, net	1,140	1,091

Operating income	585,401	539,731

Amortization of goodwill	17,427	1,641

Asset-generated financial income:
Interest income	20,000	20,204
Foreign exchange gains/losses	23,340	6,774
Other results from holdings	(2,898)	8,197

Subtotal	40,442	35,175

Liabilities-generated financial (loss):
Interest expenses	(230,811)	(146,402)
Foreign exchange losses	(82,855)	(49,392)
Other financing expenses	(9,022)	(4,477)

Subtotal	(322,688)	(200,271)

Total financial results and holding results, net	(282,246)	(165,096)

Gain on equity investees	138,304	160,416
Other income and expenses, net	(14,697)	(10,311)

Income before tax and minority interest	444,189	526,381

Income tax and minimum presumed income tax	(104,524)	(148,427)
Minority interest	(57,561)	(43,453)

Net income	282,104	334,501

Income per share - basic	0.487	0.578
Income per GDS - basic	4.870	5.780
Income per share - diluted	0.487	0.578
Income per GDS - diluted	4.870	5.780

Información from the Consolidated Balance Sheet
Cash and Bank and current Investments	378,353	330,343
Current Inventories	262,600	259,569
Receivables from sales, leases and services	248,998	359,529
Total current assets	1,045,180	1,205,019
Long-term investments	1,946,145	1,480,805
Fixed assets	3,405,851	2,692,637
Total assets	6,315,310	5,633,441
Short-term debt	683,813	609,190
Total current liabilities	1,305,757	1,341,620
Long-term debt(3)	1,756,919	1,031,528
Total non-current liabilities	2,210,912	1,325,668
Net shareholders’ equity	2,481,815	2,403,046

Other accounting information
EBITDA(3)	785,993	700,355
Depreciations and amortizations(4)	174,732	161,715
Capital expenditures(5)	800,692	168,460
Net cash flows generated by (applied to):
Operating activities	571,832	235,817
Investing activities	(746,042)	(470,202)
Financing activities	335,130	199,797

(1)	In thousands of Pesos, except income per ordinary share. Sums may not total due to rounding.
(2)	Includes current financial loans and the current portion of mortgages payable.
(3)	EBITDA: Consolidated operating income plus Consolidated Depreciations and Amortizations, less Consolidated Gain from operations and holdings of real estate assets, net.
(4)	Corresponds to depreciations and amortizations included in operating income.
(5)	Includes the purchase of fixed assets (including premises and equipment), land reserves and renewal and redesigning of hotels and shopping centers. It also includes escrow deposits in favor of third parties relating to the acquisition of certain fixed assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations as of June 30, 2011 and 2010 and for the fiscal years ended on such dates should be read in conjunction with our “Audited Consolidated Financial Statements”.

Variability of Results

Income derived from the lease of office space and retail stores and sales of properties are two core sources of income. The historical results of our Company’s operations have varied over different periods based on the prevailing opportunities in connection with the sale of properties. No assurance can be given that our results will not continue to be influenced by the periodical sale of properties.

Consolidation

We have consolidated our Balance Sheets, Income and Cash Flow statements for the fiscal years ended June 30, 2011 and 2010 line by line with the financial statements of our controlled companies in accordance with the procedure set forth in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.C.E.”), approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and the Comisión Nacional de Valores (Argentine Securities Commission). All significant intercompany balances and transactions have been eliminated in consolidation.

Certain reclassifications have been made from the financial statements as of June 30, 2010 originally released for purposes of their comparison with the figures as of June 30, 2011.

The financial statements have been prepared in constant currency, recognizing the overall effects of inflation until August 31, 1995. From that date to December 31, 2001, the financial statements’ restatement was discontinued due to the existence of a monetary stability period. From January 1, 2002 to February 28, 2003, the effects of inflation were recognized due to the existence of an inflationary period. Inflation accounting was again discontinued as from that date.

This criterion represents a departure from the generally accepted accounting principles, which required that the financial statements be restated up to September 30, 2003. However, due to low inflation rates during the period from March to September 2003, this departure did not have a material effect on the financial statements taken as a whole.

The index used for the restatement of accounts was the wholesale domestic price index published by the Argentine Institute of Statistics and Census.

IFRS Implementation Plan: Progress Report

On April 29, 2010, our Board of Directors approved a specific plan for implementing the International Financial Reporting Standards (IFRS)1. In conformity with the planned schedule, the

[1]	The International Organization of Securities Commissions (“IOSCO”) has recommended that the entities that sell their securities through public offering should adopt the IFRS as issued by the International Accounting Standards Board (“IASB”) in the preparation and presentation of their financial statements. Against this backdrop, the Argentine Securities Commission (“CNV”) General Resolution No. 562 imposed on the companies subject to its oversight a duty to adopt the IFRS as they foster consistency in financial statement preparation and help attract foreign and local investors.

Company is set to start training its own accounting and tax area personnel and that of its subsidiaries and related companies. The Company expects to have completed the training during fiscal year 2011. Besides, as it was expected, works are being carried out in connection with the process to prepare an initial diagnosis of the differences between standards.

Having monitored the specific plan for implementing the IFRS, our Board has not become aware of any circumstance calling for changes in the plan and/or hinting at any potential deviation from the stipulated objectives and terms.

Revenue Recognition

We primarily derive our revenues from Argentina-based office space and shopping center rentals and operation, development and sale of residential properties, consumer finance operations and Hotels. This section reflects our revenue recognition policies and those of our controlled and jointly-controlled subsidiaries.

Development and sale of properties. We recognize income from the sale of properties when all the criteria listed below are met:

•

the sale has been consummated (sales are not considered to have been consummated until (i) the parties are bound by the terms of an agreement, (ii) all valuable considerations have been exchanged, (iii) any permanent financing to be granted by the seller has been agreed upon, and (iv) all the conditions previous to the closing of the deal have been met);

•

we have determined that the initial and continued investment by the buyer is adequate evidence of a commitment to pay for the property (the adequacy of a buyer’s initial investment is measured based on (i) its components and (ii) its size compared to the price of the property);

•	we have a receivable not subject to future subordination (our receivable shall not occupy a rank, class or position junior to the remaining liabilities of the buyer) and

•	we have transferred to the buyer the risks and benefits inherent in ownership and we no longer hold a continued ownership interest over the property.

We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. It is not until construction works have been significantly commenced and the down payments received are substantial as per our own parameters that we recognize revenues.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties and/or units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property and/or unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

Offices and other non-shopping center rental properties leases and services. We account for our leases with tenants as operating leases. We charge tenants a base rent on a monthly basis. We recognize rental income on a straight-line basis over the term of the leases and unpaid leases are included in the receivables account from sales, leases and services in the financial statements.

Shopping center operations, leases and services. We account for our leases with tenants as operating leases. We generally charge tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Mininum rental income is accounted for on an accrual basis.

Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, contingent rents are not recognized until the required thresholds are exceeded.

In general, our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties that range from one to one and a half month rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

We also charge our tenants a monthly administration fee, prorated among the tenants according to the amounts established in their leases, which vary from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the entirety of the shopping centers operations. We recognize administration fees monthly as they accrue. In addition to rent, we generally charge tenants admission rights that they may be required to pay upon entering into a lease or upon lease renewal. An admission right is normally paid in one lump sum or in a small number of monthly installments. We recognize admission rights using the straight-line method over the life of the respective lease agreements.

We also derive revenues from parking lot fees charged to visitors. We recognize parking revenues as services are performed.

In addition, we act as lease agents by contacting potential tenants of available spaces in our shopping centers. As a result, we principally obtain revenues from fees charged by us for the execution of lease agreements, which are calculated as a percentage of rental income and admission rights. This income is accounted for at the time of successful conclusion of the transaction.

Consumer finance operations. We derive revenues from consumer finance transactions with credit cards which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by us; (ii) data processing services which consist of processing and printing cardholders account statements, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis and (iv) income from interest arising from financing and loan activities.

Hotels. We recognize revenues from room service, catering services, and restaurant as earned on the close of each business day.

Operating Costs and Expenses

Allocation of expenses and other income to business segments

Allocation of selling expenses to business segments.

Selling expenses directly attributable to the Shopping centers, Consumer finance and Hotels segments are allocated to these business units. These expenses are incurred individually by each segment. All other selling expenses are allocated respectively to the remaining segments according to which segment has specifically incurred each expense.

Allocation of administrative expenses to business segments.

Administrative expenses directly attributable to the Shopping centers, Consumer finance and Hotels segments are allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties segment and the Offices and other non-shopping center rental properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 47.2% and 52.8% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer finance and Hotels segments) are allocated to the Development and sale of properties segment and to the Offices and other non-shopping center rental properties segment, respectively.

Allocation of results from recognition of inventories at net realizable value

These results are allocated to the Sales and development segment.

Allocation of results from retained interest in securitized receivables (Consumer finance)

These results are allocated to the Consumer finance segment.

Allocation of results from real estate transactions and holdings

These results are allocated directly to the segment that generates them.

Allocation of financial results and holding results to business segments

Includes interest income, exchange gain (loss) from assets, other holding results, interest expenses, exchange gain (loss) from liabilities and other financial expenses, allocated to each segment, as described below.

Each one of the following segments: Shopping centers, Consumer finance and Hotels manages its financial transactions individually. The gains/losses on said transactions are directly allocated to these segments. The financial gains or losses unrelated to these business units are shown in the Financial transactions and other segment as they are not specifically generated by any other segment separately, except Interest income and Interest expenses, which are prorated among all the segments in proportion to the corresponding assets to each segment.

Allocation of Gains/(Losses) on equity investees, Other income and expenses, Minority interest and Income tax to business segments

Allocation of Gain/(Losses) on equity investees

These results are directly allocated to the segment that generates them.

Allocation of other income and expenses

The Shopping centers, Consumer Finance and Hotels segments each manage their expenses individually. The results generated by such operations are directly allocated to these segments. The remaining expenses are shown in the Financial transactions and other segment since they are not specifically generated by any other separate segment.

Allocation of Income tax and minimum presumed income tax

Income tax and the respective minimum presumed income tax are allocated to the segment that generates them.

Allocation of minority interest

Minority interests are allocated to the respective segments that generate them.

Business Segment Reporting

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are: “Development and sale of properties”, “Offices and other non-shopping center rental properties”, “Shopping centers”, “Hotels”, “Consumer finance”, and “Financial transactions and other.”

A general description of each segment follows:

Development and sale of properties. This segment includes the operating results of construction and/or sale of buildings business.

Offices and other non-shopping center rental properties. This segment includes the operating results from our lease and service revenues for offices and other non-shopping center rental properties, received from tenants.

Shopping Centers. This segment includes the operating results from the shopping center business, principally consisting of lease and service revenues from tenants.

Hotels. This segment includes the operating results of our hotels principally comprised of room service, catering service and restaurant revenues.

Consumer Finance. It includes the results from the management of the credit portfolio by the companies Tarshop S.A. and Metroshop S.A.

Financial transactions and other. This segment primarily includes any income/(loss) relating to and/or arising from securities-related transactions and other businesses. This segment also includes the results from related companies associated with the banking business.

We measure our reportable segments based on operating income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on operating income. None of our activities is dependent upon a single customer.

The following tables contain some operating data by business segment:

As of and for year ended June 30, 2011	Development and sale of properties	Offices and other non- shopping center rental properties(1)	Shopping centers	Hotels	Consumer Finance	Financial transactions and other	Total
	(in thousands of ARS)
Consolidated Income Statement data
Sales, leases and services	341,074	164,618	674,779	192,883	68,576	—	1,441,930
Costs of sales, leases and services	(244,764)	(32,559)	(181,473)	(119,471)	(22,488)	—	(600,755)
Gross profit	96,310	132,059	493,306	73,412	46,088	—	841,175
Selling expenses	(15,396)	(5,283)	(40,229)	(20,923)	(24,873)	—	(106,704)
Administrative expenses	(41,425)	(43,734)	(67,935)	(40,318)	(6,947)	—	(200,359)
Gain from recognition of inventories at net realizable value	45,442	—	—	—	—	—	45,442
Net gain from retained interest in securitized receivables	—	—	—	—	4,707	—	4,707
Gain from operations and holdings of real estate assets, net	128	1,012	—	—	—	—	1,140
Operating income	85,059	84,054	385,142	12,171	18,975	—	585,401
Goodwill amortization	981	725	15,621	—	100	—	17,427
Financial results and holding results, net	(16,714)	(38,369)	(121,991)	(11,326)	(26,820)	(67,026)	(282,246)
Gain on equity investeees	443	—	41	9,682	9,298	118,956	138,420
Other income and expenses, net	(1,621)	—	(2,745)	1,040	9,245	(20,528)	(14,609)
Income before tax and minority interest	68,148	46,410	276,068	11,567	10,798	31,402	444,393
Income tax and minimum presumed income tax	(3,351)	2,840	(104,750)	(7,046)	5,212	2,571	(104,524)
Minority interest	768	—	(39,374)	(19,161)	—	2	(57,765)
Income / (loss) for the year	65,565	49,250	131,944	(14,640)	16,010	33,975	282,104

Gross margin (2)	0.28	0.8	0.73	0.38	0.67	—	0.58
Operating margin (3)	0.25	0.51	0.57	0.06	0.28	—	0.41
Net margin (4)	0.19	0.3	0.2	(0.08)	0.23	—	0.2
Depreciations and amortizations (5)	180	25,315	132,592	14,369	2,276	—	174,732

Consolidated Balance Sheet data
Operating assets	671,738	1,367,767	2,413,943	202,633	26,198	367,427	5,049,706
Non-operating assets	40,754	44,846	(175,462)	36,913	22,510	1,296,043	1,265,604
Total assets	712,492	1,412,613	2,238,481	239,546	48,708	1,663,470	6,315,310
Operating liabilities	24,491	137,990	402,523	39,030	31,112	—	635,146
Non-operating liabilities	483,151	436,886	1,568,627	198,135	—	194,724	2,881,523
Total liabilities	507,642	574,876	1,971,150	237,165	31,112	194,724	3,516,669

(1)	Includes offices, retail stores and residential units.
(2)	Gross profit divided by Sales, leases and services.
(3)	Operating income divided by Sales, leases and services.
(4)	Income/(Loss) for the year divided by Sales, leases and services.
(5)	Included in Operating income.

As of and for year ended June 30, 2010	Development and sale of properties	Offices and other non- shopping center rental properties(1)	Shopping centers	Hotels	Consumer Finance	Financial transactions and other	Total
	(in thousands of ARS)
Consolidated Income Statement data
Sales, leases and services	225,567	154,164	518,355	159,894	265,346	—	1,323,326
Costs of sales, leases and services	(83,145)	(30,868)	(158,915)	(102,897)	(99,470)	—	(475,295)
Gross profit	142,422	123,296	359,440	56,997	165,876	—	848,031
Selling expenses	(2,388)	(4,452)	(37,134)	(16,509)	(124,918)	—	(185,401)
Administrative expenses	(35,079)	(45,679)	(54,335)	(35,074)	(25,124)	—	(195,291)
Gain from recognition of inventories at net realizable value	33,831	—	—	—	—	—	33,831
Net gain from retained interest in securitized receivables	—	—	—	—	37,470	—	37,470
Gain from operations and holdings of real estate assets, net	730	361	—	—	—	—	1,091
Operating income	139,516	73,526	267,971	5,414	53,304	—	539,731
Goodwill amortization	844	863	561	—	(627)	—	1,641
Financial results and holding results, net	(8,868)	(18,487)	(87,564)	(15,697)	(18,921)	(15,559)	(165,096)
Gain on equity investeees	1,907	—	40	5,990	—	152,479	160,416
Other income and expenses, net	—	—	(1,321)	2,604	(1,984)	(9,610)	(10,311)
Income / (loss) before tax and minority interest	133,399	55,902	179,687	(1,689)	31,772	127,310	526,381
Income tax and minimum presumed income tax	(45,541)	(15,250)	(68,086)	207	(10,473)	(9,284)	(148,427)
Minority interest	140	—	(48,373)	4,938	(158)	—	(43,453)
Net Income for the year	87,998	40,652	63,228	3,456	21,141	118,026	334,501

Gross margin (2)	0.63	0.8	0.69	0.36	0.63	—	0.64
Operating margin (3)	0.62	0.48	0.51	0.03	0.2	—	0.41
Net margin (4)	0.39	0.26	0.11	0.02	0.08	—	0.25

Depreciations and amortizations (5)	373	24,535	112,675	16,138	7,994	—	161,715

Consolidated Balance Sheet data
Operating assets	582,204	991,750	1,780,777	210,675	277,486	204,553	4,047,445
Non-operating assets	75,444	97,002	153,540	37,576	49,785	1,172,649	1,585,996
Total assets	657,648	1,088,752	1,934,317	248,251	327,271	1,377,202	5,633,441
Operating liabilities	36,863	173,187	355,185	38,451	174,254	—	777,940
Non-operating liabilities	331,373	301,564	802,927	178,211	122,714	152,559	1,889,348
Total liabilities	368,236	474,751	1,158,112	216,662	296,968	152,559	2,667,288

(1)	Includes offices, retail stores and residential units.
(2)	Gross profit divided by Sales, leases and services
(3)	Operating income divided by Sales, leases and services
(4)	Income for the year divided by Sales, leases and services
(5)	Included in Operating income

As of and for year ended June 30, 2009	Development and sale of properties	Offices and other non- shopping center rental properties(1)	Shopping centers	Hotels	Consumer Finance	Financial transactions and other	Total
	(in thousands of ARS)
Consolidated Income Statement data
Sales, leases and services	280,362	147,749	396,733	158,913	236,827	—	1,220,584
Costs of sales, leases and services	(148,318)	(29,330)	(109,275)	(98,889)	(122,694)	—	(508,506)
Gross profit	132,044	118,419	287,458	60,024	114,133	—	712,078
Selling expenses	(2,115)	(11,460)	(29,308)	(16,546)	(176,772)	—	(236,201)
Administrative expenses	(20,867)	(31,547)	(43,247)	(34,888)	(16,780)	—	(147,329)
Gain from recognition of inventories at net realizable value	12,056	—	—	—	—	—	12,056
Net gain from retained interest in securitized receivables	—	—	—	—	(46,012)	—	(46,012)
Gain from operations and holdings of real estate assets, net	51	1,073	—	—	—	—	1,124
Operating income / (loss)	121,169	76,485	214,903	8,590	(125,431)	—	295,716
Goodwill amortization	455	1,100	47	—	—	—	1,602
Financial results and holding results, net	(6,222)	(14,202)	(92,602)	(16,083)	(1,827)	(5,445)	(136,381)
Income / (loss) on equity investeees	1,974	—	40	—	—	59,528	61,542
Other income and expenses, net	—	—	3,882	127	(606)	(12,258)	(8,855)
Income / (loss) before tax and minority interest	117,376	63,383	126,270	(7,366)	(127,864)	41,825	213,624
Income tax and minimum presumed income tax	(41,149)	(16,542)	(53,258)	3,233	37,484	(10,102)	(80,334)
Minority interest	61	—	(22,104)	5,565	41,823	—	25,345
Income / (loss) for the year	76,288	46,841	50,908	1,432	(48,557)	31,723	158,635

Gross margin (2)	0.47	0.8	0.72	0.38	0.48	—	0.58
Operating margin (3)	0.43	0.52	0.54	0.05	(0.53)	—	0.24
Net margin (4)	0.27	0.32	0.13	0.01	(0.21)	—	0.13

Depreciations and amortizations (5)	782	24,781	86,643	18,001	5,584	—	135,791

Consolidated Balance Sheet data
Operating assets	467,808	940,280	1,831,428	219,158	153,892	—	3,612,566
Non-operating assets	40,020	74,633	189,244	27,231	20,973	971,320	1,323,421
Total assets	507,828	1,014,913	2,020,672	246,389	174,865	971,320	4,935,987
Operating liabilities	25,379	122,869	413,381	31,236	136,853	—	729,718
Non-operating liabilities	303,808	304,426	672,794	174,765	106,761	83,672	1,646,226
Total liabilities	329,187	427,295	1,086,175	206,001	243,614	83,672	2,375,944

(1)	Includes offices, retail stores and residential units.
(2)	Gross profit divided by Sales, leases and services
(3)	Operating income divided by Sales, leases and services
(4)	Income for the year divided by Sales, leases and services
(5)	Included in Operating income

Results of IRSA’s Operations for the Fiscal Years ended June 30, 2011 and 2010

Sales, leases and services

Revenues grew by 9.0%, from ARS 1,323.3 million for the fiscal year 2010 to ARS 1,441.9 million in the fiscal year 2011 due to the increases in revenues posted by each one of our segments, except for the Consumer finance segment that will be further discussed below.

Development and sale of properties

This segment’s revenues often exhibit major variations between periods by reason of (i) the non-recurrent nature of real estate purchase and sale transactions (and of the price obtained from them), (ii) the quantity of construction works in progress and (iii) the date of completion of these construction works projects. The revenues of our Development and sale of properties segment increased by 51.2% from ARS 225.6 million for the fiscal year 2010 to ARS 341.1 million for the fiscal year 2011.

The revenues of our Development and sale of properties segment for fiscal year 2010 included, mainly:

•	ARS 68.6 million as income from the sale of Edificios Costeros (Dock II);

•	ARS 46.3 million as income from the sale of the Pereiraola property;

•	ARS 42.1 million as income from the sale of Dock del Plata finished units; and

•	ARS 10.9 million as income from the sale of Libertador 602 in its entirety; and

•	ARS 46.6 million as income from the sale of stories at the building located in Av. Del Libertador 498.

The revenues of our Development and sale of properties segment for fiscal year 2011 included, mainly:

•	ARS 20.7 million as income from the sale of lots of “El Encuentro”;

•	ARS 91.8 million as income from the sale and barter of Caballito lots;

•	ARS 92.4 million as income from the sale of completed units of Horizons;

•	ARS 75.4 million as income from the sale and barter of Terreno Beruti; and

•	ARS 22.9 million as income from the sale of parcels of Rosario’s lots.

Offices and other non-shopping center rental properties

The revenues from our segment Offices and other non-shopping center rental properties were up by 6.8%, from ARS 154.2 million for the fiscal year 2010 to ARS 164.6 million for the fiscal year 2011. The factors that primarily account for this rise is that in fiscal 2011 the average price per leasable square meter increased and that the properties’ occupancy rates were also up (from 82% to 85%).

Shopping centers

The revenues from our segment Shopping centers grew by 30.2%, from ARS 518.4 million for the fiscal year 2010 to ARS 674.8 million for the fiscal year 2011. The reasons are to be primarily found in the ARS 128.5 million increase in revenues from leases and admission rights, explained in turn by: (i) a 34.4% increase in our lessees’ total sales, which rose from ARS 5,778.2 million during the fiscal year ended on June 30, 2010 to ARS 7,766.3 million in the fiscal year ended on June 30, 2011 thus resulting in higher percentage leases and (ii) an increase in the average price per square meter.

Hotels

The revenues from our Hotels segment rose 20.6% on the ARS 159.9 million posted in the fiscal year 2010 to ARS 192.9 million for the fiscal year 2011, owing mainly to increases in the average price per room which increased from ARS 653 for fiscal year 2010 to ARS 714 for fiscal year 2011 and the average occupancy rate, which was up to 72.5% for fiscal 2011 from 65.6% for fiscal year 2010.

Consumer Finance

The revenues from our Consumer Finance segment declined by 74.2%, from ARS 265.3 million for the fiscal year 2010 to ARS 68.6 million for the fiscal year 2011 as a result of the sale of Tarshop S.A.’s 80% interest.

Costs of sales, leases and services

The costs of sales, leases and services increased by 26.4%, from ARS 475.3 million for the fiscal year 2010 to ARS 600.8 million for the fiscal year 2011, by reason of cost increases in our Development and sale of properties, Shopping centers, Hotels and Offices and other non-shopping center rental properties segments, partially offset by a reduction in the costs of our Consumer finance segment. Our consolidated costs, as a percentage of our consolidated income increased from 35.9% for fiscal year 2010 to 41.7%, for fiscal year 2011.

Development and sale of properties

This segment’s costs often exhibit major variations between periods by reason of (i) the non-recurrent nature of real estate purchase and sale transactions (and of the price obtained from them), (ii) the quantity of construction works in progress and (iii) the date of completion of these construction works projects. The costs associated to our Development and sale of properties segment increased by 194.4%, from ARS 83.1 million for the fiscal year 2010 to ARS 244.8 million for the fiscal year 2011.

The costs incurred by our Development and sale of properties segment for fiscal year 2010 primarily included:

•	ARS 22.4 million as costs related to the sale of the Pereiraola property;

•	ARS 21.4 million as costs related to the sale of Edificios Costeros (Dique II);

•	ARS 14.5 million as costs related to the sale of Dock del Plata finished units; and

•	ARS 14.1 million as costs related to the sale of stories at the building located in Av. Del Libertador 498.

•	ARS 3.1 million as costs related to the sale of Libertador 602 in its entirety.

The costs associated to our Development and sale of properties segment as a percentage of this segment’s revenues shrank from 52.9% for fiscal year 2009 to 36.9% for fiscal 2010.

The costs incurred by our Development and sale of properties segment for fiscal year 2011 primarily included:

•	ARS 88.9 million as costs related to the sale of completed units of Horizons;

•	ARS 57.3 million as costs related to the sale and barter of Caballito lots;

•	ARS 53.8 million as costs related to the sale and barter of Terreno Beruti.

The costs associated to our Development and sale of properties segment as a percentage of this segment’s revenues increased from 36.9% for fiscal year 2010 to 71.8% for fiscal 2011.

Offices and other non-shopping center rental properties

Depreciation accounts for the largest portion of this segment’s costs. The costs of our Offices and other non-shopping center rental properties segment grew by 5.5%, from ARS 30.9 million for the fiscal year 2010 to ARS 32.6 million for the fiscal year 2011, mainly owing to an increase in the depreciation cost of Dot Baires’ offices, partially offset by the lower depreciation cost due to the sale of office units mainly during the last fiscal year.

The costs associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues remained stable, in the region of 20%, for both fiscal years.

Shopping centers

The costs of our Shopping centers segment grew by 14.2% from ARS 158.9 million for the fiscal year 2010 to ARS 181.5 million for the fiscal year 2011, mainly by reason of the amortization of higher values due to the combination of businesses resulting from the acquisition of the equity interest previously held by Parque Arauco S.A.

The costs associated to our Shopping centers segment as a percentage of this segment’s revenues declined from 30.7% for fiscal year 2010 to 26.9% for fiscal 2011.

Hotels

The costs of our Hotels segment grew by 16.1%, from ARS 102.9 million for the fiscal year 2010 to ARS 119.5 million for the fiscal year 2011, mainly by reason of a ARS 11.4 million rise in salaries and social security contributions mainly explained by salary raises and a ARS 2.4 million increase in the cost of food and beverage.

The costs associated to our Hotels segment as a percentage of this segment’s revenues declined from 64.4% for fiscal year 2010 to 61.9% for fiscal 2011.

Consumer Finance

The costs of our Consumer Finance segment shrank by 77.4%, from ARS 99.5 million for the fiscal year 2010 to ARS 22.5 million for the fiscal year 2011. Such decrease is primarily due to the sale of Tarshop S.A.’s 80% interest.

Gross profit

As a result of the factors described in the preceding paragraphs, Gross profit decreased by 0.8%, from ARS 848.0 million for the fiscal year 2010 to ARS 841.2 million for the fiscal year 2011, primarily on account of the decline in the Gross profit posted by our Consumer Finance and Development and sale of properties segments, partly offset by an increase in the Gross profit of our Shopping Centers, Hotels and Offices and other non-shopping center rental properties segments. When measured as a percentage of our revenues, Gross profit declined from 64.1% for fiscal year 2010 to 58.3% for fiscal 2011.

Development and sale of properties

The Gross profit of our Development and sale of properties segment decreased by 32.4%, from ARS 142.4 million for the fiscal year 2010 to ARS 96.3 million for the fiscal year 2011.

Offices and other non-shopping center rental properties

The Gross profit of our Offices and other non-shopping center rental properties segment grew by 7.1%, from ARS 123.3 million for the fiscal year 2010 to ARS 132.1 million for the fiscal year 2011.

Shopping centers

The Gross profit of our Shopping centers segment climbed 37.2%, from ARS 359.4 million for the fiscal year 2010 to ARS 493.3million for the fiscal year 2011.

Hotels

The Gross profit of our Hotels segment rose by 28.8%, from ARS 57.0 million for the fiscal year 2010 to ARS 73.4 million for the fiscal year 2011.

Consumer Finance

The Gross profit of our Consumer Finance segment declined by 72.2%, from ARS 165.9 million for the fiscal year 2010 to ARS 46.1 million for the fiscal year 2011.

Selling expenses

Selling expenses dropped by 42.4% from ARS 185.4 million for the fiscal year 2010 to ARS 106.7 million for the fiscal year 2011, mainly by reason of a great reduction in the Selling expenses of our Consumer Finance segment, which were in turn partly offset by increases in the Selling expenses of our Development and sale of properties, Hotels, Shopping centers and Offices and other non-shopping center rental properties segments.

When measured as a percentage of revenues, Selling expenses decreased from 14.0% for fiscal year 2010 to 7.4% for fiscal 2011.

Development and sale of properties

The Selling expenses of our Development and sale of properties segment are made up by turnover tax, commissions and expenses derived from sales, advertising and promotion and the allowance for doubtful accounts. Selling expenses grew ARS 13.0 million from ARS 2.4 million for the fiscal year 2010 to ARS 15.4 million for the fiscal year 2011, mainly by reason of a ARS 6.9 million increase in the turnover tax charge and a ARS 5.5 million increase in fess and expenses from sales.

When measured as a percentage of the segment’s revenues, the Selling expenses related to the Development and sale of properties were up from 1.1% for fiscal year 2010 to 4.5% for fiscal 2011.

Offices and other non-shopping center rental properties

The Selling expenses associated to our Offices and other non-shopping center rental properties segment increased by 18.7% from ARS 4.5 million for the fiscal year 2010 to ARS 5.3 million for the fiscal year 2011, mainly by reason of the non-recurrence of doubtful accounts (bad debts) for ARS 0.8 million.

The Selling expenses associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues increased from 2.9% for fiscal year 2010 to 3.2% for fiscal 2011.

Shopping centers

The Selling expenses associated to our Shopping centers segment grew by 8.3% from ARS 37.1 million for the fiscal year 2010 to ARS 40.2 million for the fiscal year 2011, by reason of: (i) a ARS 4.7 million increase in the turnover tax charge; and (ii) a ARS 2.0 million increase in the salaries and social security contributions expenses, partially offset by: (iii) a ARS 2.6 million decrease in expenses associated to courses, exhibitions and events and (iv) lower loan losses of ARS 2.5 million during this fiscal year in comparison with the previous one.

The Selling expenses associated to our Shopping centers segment as a percentage of this segment’s revenues shrank from 7.2% for fiscal year 2010 to 6.0% for fiscal 2011.

Hotels

The Selling expenses associated to our Hotels segment increased by 26.7% from ARS 16.5 million for the fiscal year 2010 to ARS 20.9 million for the fiscal year 2011. The Selling expenses associated to our Hotels segment as a percentage of this segment’s revenues increased slightly from 10.3% for fiscal year 2010 to 10.8% for fiscal 2011.

Consumer Finance

The Selling expenses associated to our Consumer Finance segment decreased by ARS 100.0 million from ARS 124.9 million for the fiscal year 2010 to ARS 24.9 million for the fiscal year 2011, primarily on account of: (i) a ARS 22.1 million decrease in the turnover tax charge; (ii) a ARS 19.4 million decrease in salaries and social security contributions, (iii) a ARS15.1 million decrease in fees for services; (iv) a ARS 14.5 million decrease in advertising expenses and (v) a ARS 13.8 million decline in loan losses during this fiscal year in comparison with the previous one. When measured as a percentage of the segment revenues, the Selling expenses associated to our Consumer Finance segment dropped from 47.1% for fiscal year 2010 to 36.3% for fiscal 2011.

Administrative expenses

Administrative expenses is basically comprised of salaries and social security contributions, directors’ fees, third parties’ fees and services and taxes, rates and contributions (except for turnover tax). Administrative expenses grew by 2.6%, from ARS 195.3 million for the fiscal year 2010 to ARS 200.4 million for the fiscal year 2011, mainly on account of increases in our Shopping Centers, Development and sale of properties and Hotels operations segments, partially offset by declines in the Consumer Finance and Offices and other non-shopping center rental property segments.

When measured as a percentage of revenues, Administrative expenses declined from 14.8% for fiscal year 2010 to 13.9% for fiscal 2011.

Development and sale of properties

The Administrative expenses associated to our Development and sale of properties segment grew by 18.1%, from ARS 35.1 million for the fiscal year 2010 to ARS 41.4 million for the fiscal year 2011, mainly due to a ARS 4.2 million increase in taxes, rates and contributions, a ARS 1.6 million increase in salaries and a ARS 1.2 million increase in third parties’ fees and services.

The Administrative expenses associated to our Development and sale of properties segment as a percentage of this segment’s revenues declined from 15.6% for fiscal year 2010 to 12.1% for fiscal 2011.

Offices and other non-shopping center rental properties

The Administrative expenses of our Offices and other non-shopping center rental properties segment declined by 4.3%, from ARS 45.7 million for the fiscal year 2010 to ARS 43.7 million for the fiscal year 2011. The decrease was mainly due to a decline of ARS 4.1 million in Directors’ fees, partially offset by ARS 2.1 million in taxes, rates and contributions.

The Administrative expenses associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues declined from 29.6% for fiscal year 2010 to 26.6% for fiscal 2011.

Shopping centers

The Administrative expenses associated to our Shopping centers segment grew by 25.0%, from ARS 54.3 million for the fiscal year 2010 to ARS 67.9 million for the fiscal year 2011, as a result of: (i) a ARS 7.8 million increase in directors fees, (ii) a ARS 2.0 million increase in salaries and social security contributions; (iii) a ARS 1.5 million increase in taxes, rates and contributions and (iv) a ARS 1.5 million increase in fees for services. When measured as a percentage of this segment’s revenues, the Administrative expenses associated to our Shopping centers segment, shrank from 10.5% for fiscal year 2010 to 10.1% for fiscal 2011.

Hotels

Administrative expenses associated to our Hotels segment grew by 15.0%, from ARS 35.1 million for the fiscal year 2010 to ARS 40.3 million for the fiscal year 2011, primarily as a result of a ARS 2.9 million increase in salaries and social security contributions, a ARS 1.7 million increase in third parties’ fees and services and a ARS 1.4 million increase in banking expenses, partially offset by a ARS 1.2 million decrease in charges for lawsuits.

Administrative expenses associated to our Hotels segment as a percentage of this segment’s revenues remained stable as they went from 21.9% for fiscal year 2010 to 20.9% for fiscal 2011.

Consumer Finance

The Administrative expenses associated to our Consumer Finance segment declined by 72.3%, from ARS 25.1 million for the fiscal year 2010 to ARS 6.9 million for the fiscal year 2011. Such decrease is mainly due to the sale of Tarshop S.A.’s 80% interest.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to our Consumer Finance segment rose from 9.5% for fiscal year 2010 to 10.1% for fiscal 2011.

Gain on recognition of inventories at net realizable value

During fiscal 2011, we recognized ARS 45.4 million as income on the recognition of inventories at net realizable value, mainly in connection with “Horizons” for ARS 13.2 million, “Torres Jardin IV” for ARS 7.8 million and “Terrenos Rosario” for ARS 15.0 million, which compares to the ARS 33.8 million income that had been recognized for fiscal year 2010, mainly attributable to “Horizons” for ARS 26.4 million and “Receivable on the Caballito property swap” for ARS 4.8 million.

Net gain from retained interest in securitized receivables

The line “Net gain from retained interest in securitized receivables” declined ARS 32.8 million, from a ARS 37.5 million loss for the fiscal year ended June 30, 2010 to ARS 4.7 million for the fiscal year ended June 30, 2011, mainly on account of the sale of Tarshop S.A.’s 80% interest.

Gain from operations and holdings of real estate assets, net

This line reflects the income and losses associated to the recognition and/or the reversal of impairment charges. The gains and losses resulting from real estate holdings and transactions remained stable in fiscal 2011 compared to 2010, in the region of ARS 1.1 million in income.

Operating income

Operating income expanded by 8.5% from a ARS 539.7 million in income for the fiscal year 2010 to ARS 585.4 million in income for the fiscal year 2011, mainly due to an increase in our Shopping centers and Offices and other non shopping center rental properties and Hotels operations segments, which was partly offset by a reduction in the Operating income of our Development and sale of properties and Consumer finance segments.

When measured as a percentage of revenues, our Operating income declined from 40.8% for fiscal year 2010 to 40.6% for fiscal 2011.

Development and sale of properties

The Operating income of our Development and sale of properties segment declined by 39.0% from ARS 139.5 million in income for the fiscal year 2010 to ARS 85.1 million in income for the fiscal year 2011, mainly by reason of cost increases in selling expenses, in administrative expenses and in Gain from operations and holdings of real estate assets, net, partially offset by increases in revenues and gain on recognition of inventories at net realizable value. The Operating income of our Development and sale of properties segment when measured as a percentage of this segment’s revenues dropped from 61.9% for fiscal year 2010 to 24.9% for fiscal 2011.

Offices and other non-shopping center rental properties

The Operating income of our Offices and other non-shopping center rental properties segment increased by 14.3%, from ARS 73.5 million in income for the fiscal year 2010 to ARS 84.1 million in income for the fiscal year 2011, mainly on account of an increase in revenues, in the recovery for real estate transactions and holdings and due to lower administrative expenses, partly offset by increased Selling expenses. The Operating income of our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues increased from 47.7% for fiscal year 2010 to 51.1% for fiscal 2011.

Shopping centers

The Operating income of our Shopping centers segment grew by 43.7%, up from ARS 268.0 million in income for the fiscal year 2010 to ARS 385.1 million in income for the fiscal year 2011, mainly by reason of higher revenues, partly offset by increases in costs, Administrative expenses and Selling expenses. When measured as a percentage of this segment’s revenues, the Operating income of our Shopping centers increased from 51.7% for fiscal year 2010 to 57.1% for fiscal 2011.

Hotels

The Operating income of our Hotels segment increased by 124.8%, from ARS 5.4 million in income for the fiscal year 2010 to ARS 12.2 million in income for the fiscal year 2011, mainly due to an increase in revenues that was partly offset by an increase in costs and administrative and selling expenses. When measured as a percentage of the segment’s revenues, the Operating income of Hotels increased from 3.4% for fiscal year 2010 to 6.3% for fiscal 2011.

Consumer Finance

The Operating income of our Consumer Finance segment declined by 64.4%, from ARS 53.3 million for the fiscal year 2010, to ARS 19.0 million in income for the fiscal year 2011, as a result of decreased revenues and lower Income on retained interest in securitized consumer financing receivables, partially offset by lower Selling expenses, costs and Administrative expenses. When measured as a percentage of this segment’s revenues, the Operating income associated to Consumer Finance rose from 20.1% for fiscal year 2010 to 27.7% for fiscal 2011.

Goodwill amortization

Goodwill amortization primarily includes: (i) the amortization of the goodwill associated to the following APSA’s subsidiaries: Fibesa S.A., Soleil Factory S.A., Empalme S.A.I.C.F.A. y G., Mendoza Plaza Shopping S.A. and Emprendimiento Recoleta S.A., and (ii) the amortization of IRSA’s negative goodwill arising from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Goodwill amortization increased significantly in this fiscal year due to the amortization of goodwill generated by the allocation of the price paid for APSA’ s minority stake.

Financial and holding results, net

Our Financial results, net (a loss) grew by ARS 117.2 million, up from a ARS 165.1 million loss for the fiscal year 2010 to a ARS 282.3 million loss for the fiscal year 2011, mainly by reason of:

i.	a ARS 84.4 million increase in the financing expenses associated to the payments of interest accrued on our financial debts.

ii.	a ARS 16.9 million loss for foreign exchange differences, both in fiscal 2011 and compared to the previous fiscal year due to a greater variation in the US Dollar offer rate throughout fiscal 2011 (it rose from ARS 3.931 at June 30, 2010 to ARS 4.110 at June 30, 2011), in contrast to the situation a year earlier when the USD/ARS exchange rate had slightly varied (up from ARS 3.797 at June 30, 2009 to ARS 3.931 at June 30, 2010).

Gain on equity investees

Gain on equity investees declined by ARS 22.0 million, from ARS 160.4 million in income for the fiscal year 2010 to ARS 138.4 million in income for the fiscal year 2011. This decrease is mainly attributable to the non recurrence of ARS 70.4 million derived from the acquisition of additional shares in Banco Hipotecario during fiscal 2010, partially offset by ARS 47.1 million derived from our investment in Hersha Hospitality Trust.

Other income and expenses, net

The line Other income and expenses, net, went up by ARS 4.3 million, from a ARS 10.3 million loss for the fiscal year 2010 to a ARS 14.9 million loss for the fiscal year 2011, mainly due to: (i) a ARS 2.3 million increase in lawsuit-related contingencies and (ii) a ARS 2.8 million increase in non-computable VAT.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax declined by ARS 43.9 million, from a ARS 148.4 million loss for the fiscal year 2010, to a ARS 104.5 million loss for the fiscal year 2011. We applied the deferred tax method upon assessing income tax for the two fiscal years, thus recognizing temporary differences as deferred tax assets and liabilities.

Minority interest

This line includes the results of third parties’ minority interests in those subsidiaries in which we exercise control or in which we have effective control. This result increased by ARS 14.3 million, from a ARS 43.5 million loss for the fiscal year 2010, to a ARS 57.8 million loss for the fiscal year 2011, mainly on account of the income earned by our subsidiaries during fiscal 2011, strongly offset by the acquisition of APSA’s minority interest.

Net income

As a result of the factors described in the preceding paragraphs, income for the year declined by ARS 52.4 million, from ARS 334.5 million for the fiscal year 2010 to ARS 282.1 million for the fiscal year 2011.

Results of IRSA’s Operations for the Fiscal Years ended June 30, 2010 and 2009

Sales, leases and services

Revenues grew by 8.4%, from ARS 1,220.6 million for the fiscal year 2009 to ARS 1,323.3 million in the fiscal year 2010 due to the increases in revenues posted by each one of our segments, except for the Development and sale of properties segment that will be further discussed below.

Development and sale of properties

This segment’s revenues often exhibit major variations between periods by reason of (i) the non-recurrent nature of real estate purchase and sale transactions (and of the price obtained from them), (ii) the quantity of construction works in progress and (iii) the date of completion of these construction works projects. The revenues of our Development and sale of properties segment declined by 19.5% from ARS 280.4 million for the fiscal year 2009 to ARS 225.6 million for the fiscal year 2010.

The revenues of our Development and sale of properties segment for fiscal year 2009 included, mainly:

•	ARS 53.8 million as income from the sale of Torre Renoir in its entirety;

•	ARS 74.5 million as income from the sale of the Laminar Plaza building;

•	ARS 42.1 million as income from the sale of Dock del Plata finished units;

•	ARS 36.4 million as income from the sale of 4 stories in the building located at Libertador 498;

•	ARS 31.5 million as income from the sale of the Reconquista 823 building;

•	ARS 9.9 million as income from the sale of parcels at Abril;

•	ARS 7.6 million as income from the sale of the “H” parcel at the Torres Rosario Project (formerly, “Rosario lot”);

•	ARS 6.9 million as income from the sale of a Torre BankBoston story;

•	ARS 6.1 million as income from the sale of the building located at Avda. Madero 942.

The revenues of our Development and sale of properties segment for fiscal year 2010 included, mainly:

•	ARS 68.6 million as income from the sale of Edificios Costeros (Dock II);

•	ARS 46.3 million as income from the sale of the Pereiraola property;

•	ARS 42.1 million as income from the sale of Dock del Plata finished units; and

•	ARS 10.9 million as income from the sale of Libertador 602 in its entirety; and

•	ARS 46.6 million as income from the sale of stories at the building located in Av. Del Libertador 498.

Offices and other non-shopping center rental properties

The revenues from our segment Offices and other non-shopping center rental properties were up by 4.3%, from ARS 147.7 million for the fiscal year 2009 to ARS 154.2 million for the fiscal year 2010. The factors that primarily account for this rise is that in fiscal 2010 the average price per leasable square meter was up by 1.1% on the previous year, that the properties’ occupancy rates were also up (from 91% to 93%) and that 11,298 square meters of new leasable space from the Dique IV office building, located at Juana Manso 295, and finished in May 2009, were incorporated into our portfolio. These positive factors were partially offset by the 14,777 square meter reduction in the segment’s total leasable square meters sustained in fiscal 2010 basically on account of the sale of Edificios Costeros (Dock II) and of units in Dock del Plata, Libertador 498 and in other non-strategic properties, as further explained under Development and sale of properties.

Shopping centers

The revenues from our segment Shopping centers grew by 30.7%, from ARS 396.7 million for the fiscal year 2009 to ARS 518.4 million for the fiscal year 2010. The reasons are to be primarily found in the ARS 109.8 million increase in revenues from leases and admission rights, explained in turn by: (i) an increase in Dot Baires Shopping’s turnover for the whole year, up on its results for one and a half month posted a year earlier; (ii) a 37.8% increase our lessees’ total sales, which rose from ARS 4,194.2 million during the fiscal year ended on June 30, 2009 to ARS 5,778.2 million in the fiscal year ended on June 30, 2010 thus resulting in higher percentage leases and (iii) an increase in the average price per square meter.

Hotels

The revenues from our segment Hotels rose slightly, up 0.6% on the ARS 158.9 million posted in the fiscal year 2009 to ARS 159.9 million for the fiscal year 2010, owing mainly to an increase in the average price per room offset in turn by a decrease in the average occupancy rate, which was down to 65.6% for fiscal 2010 from 69.8% for fiscal year 2009.

Consumer Finance

The revenues from our Consumer Finance segment grew by 12.0%, from ARS 236.8 million for the fiscal year 2009 to ARS 265.3 million for the fiscal year 2010. This increase was mainly due to rises in: (i) sales at retail stores and supermarkets; (ii) the loans granted and (iii) the cards issued.

Costs of sales, leases and services

The costs of sales, leases and services decreased by 6.5%, from ARS 508.5 million for the fiscal year 2009 to ARS 475.3 million for the fiscal year 2010, by reason of cost reductions in our Development and sale of properties and Consumer Finance segments, partially offset by an increase in the costs of our Shopping centers, Offices and other non-shopping center rental properties and Hotels segments. Our consolidated costs, as a percentage of our consolidated income shrank from 41.7% for fiscal year 2009 to 35.9%, for fiscal year 2010.

Development and sale of properties

This segment’s costs often exhibit major variations between periods by reason of (i) the non-recurrent nature of real estate purchase and sale transactions (and of the price obtained from them), (ii) the quantity of construction works in progress and (iii) the date of completion of these construction works projects. The costs associated to our Development and sale of properties segment shrank by 43.9%, from ARS 148.3 million for the fiscal year 2009 down to ARS 83.1 million for the fiscal year 2010.

The costs incurred by our Development and sale of properties segment for fiscal year 2009 primarily included:

•	ARS 49.4 million as costs related to the sale of Torre Renoir in its entirety;

•	ARS 29.6 million as costs related to the sale of the Laminar Plaza building;

•	ARS 18.8 million as costs related to the sale of the building located at Reconquista 823;

•	ARS 12.0 million as costs related to the sale of 4 stories in the building located at Libertador 498;

•	ARS 5.0 million as costs related to the sale of the “H” parcel at the Torres Rosario Project (formerly, “Rosario lot”);

•	ARS 5.1 million as costs related to the sale of a Torre BankBoston story;

•	ARS 13.3 million as costs related to the sale of Dock del Plata finished units;

•	ARS 4.2 million as costs related to the sale of parcels at Abril;

•	ARS 2.3 million as costs related to the sale of the building located at Avda. Madero 942.

The costs incurred by our Development and sale of properties segment for fiscal year 2010 primarily included:

•	ARS 22.4 million as costs related to the sale of the Pereiraola property;

•	ARS 21.4 million as costs related to the sale of Edificios Costeros (Dique II);

•	ARS 14.5 million as costs related to the sale of Dock del Plata finished units; and

•	ARS 14.1 million as costs related to the sale of stories at the building located in Av. Del Libertador 498.

•	ARS 3.1 million as costs related to the sale of Libertador 602 in its entirety.

The costs associated to our Development and sale of properties segment as a percentage of this segment’s revenues shrank from 52.9% for fiscal year 2009 to 36.9% for fiscal 2010.

Offices and other non-shopping center rental properties

Depreciation accounts for the largest portion of this segment’s costs. The costs of our Offices and other non-shopping center rental properties segment grew by 5.2%, from ARS 29.3 million for the fiscal year 2009 to ARS 30.9 million for the fiscal year 2010, mainly owing to an increase in real estate maintenance costs and taxes, rates and contributions.

The costs associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues remained stable, in the region of 20%, for both fiscal years.

Shopping centers

The costs of our Shopping centers segment grew by 45.4% from ARS 109.3 million for the fiscal year 2009 to ARS 158.9 million for the fiscal year 2010, mainly by reason of: (i) higher amortization and depreciation charges, which rose by ARS 23.3 million; (ii) a ARS 9.0 million increase in parking lot costs; (iii) a ARS 14.7 million increase in non-recovered common maintenance expenses and (iv) higher lawsuit-related contingencies charges, which amounted to ARS 2.2 million.

The costs associated to our Shopping centers segment as a percentage of this segment’s revenues grew from 27.5% for fiscal year 2009 to 30.7% for fiscal 2010.

Hotels

The costs of our Hotels segment grew by 4.1%, from ARS 98.9 million for the fiscal year 2009 to ARS 102.9 million for the fiscal year 2010, mainly by reason of a ARS 4.1 million rise in salaries and social security contributions explained, in turn, by salary raises partly offset by the ARS 1.3 million increase in tax benefits that reduced such expenses.

The costs associated to our Hotels segment as a percentage of this segment’s revenues rose from 62.2% for fiscal year 2009 to 64.4% for fiscal 2010.

Consumer Finance

The costs of our Consumer Finance segment shrank by 18.9%, from ARS 122.7 million for the fiscal year 2009 to ARS 99.5 million for the fiscal year 2010. The reason is to be found, primarily, in the decreases sustained by: (i) interest and commission costs and, (ii) the costs of salaries and social security contributions partly offset by (iii) an increase in third-party fees and services charges.

The costs associated to our Consumer Finance operations as a percentage of this segment’s revenues shrank from 51.8% for fiscal year 2009 to 37.5% for fiscal 2010.

Gross profit

As a result of the factors described in the preceding paragraphs, Gross profit expanded by 19.1%, from ARS 712.1 million for the fiscal year 2009 to ARS 848.0 million for the fiscal year 2010, primarily on account of the increase in the Gross profit posted by our Shopping centers, Consumer Finance, Development and sale of properties and Offices and other non-shopping center rental properties, partly offset by a decrease in the Gross profit of our Hotels segment. When measured as a percentage of our revenues, Gross profit rose from 58.3% for fiscal year 2009 to 64.1% for fiscal 2010.

Development and sale of properties

The Gross profit of our Development and sale of properties segment rose by 7.9%, from ARS 132.0 million for the fiscal year 2009 to ARS 142.4 million for the fiscal year 2010.

Offices and other non-shopping center rental properties

The Gross profit of our Offices and other non-shopping center rental properties segment grew by 4.1%, from ARS 118.4 million for the fiscal year 2009 to ARS 123.3 million for the fiscal year 2010.

Shopping centers

The Gross profit of our Shopping centers segment climbed 25.0%, from ARS 287.5 million for the fiscal year 2009 to ARS 359.4 million for the fiscal year 2010.

Hotels

The Gross profit of our Hotels segment went down by 5.0%, from ARS 60.0 million for the fiscal year 2009 to ARS 57.0 million for the fiscal year 2010.

Consumer Finance

The Gross profit of our Consumer Finance segment rose by 45.3%, from ARS 114.1 million for the fiscal year 2009 to ARS 165.9 million for the fiscal year 2010.

Selling expenses

Selling expenses dropped by 21.5% from ARS 236.2 million for the fiscal year 2009 to ARS 185.4 million for the fiscal year 2010, mainly by reason of a reduction in the Selling expenses of our Consumer Finance, Offices and other non-shopping center rental properties and Hotels segments, which were in turn partly offset by increases in the Selling expenses of our Shopping centers and Development and sale of properties segments.

When measured as a percentage of revenues, Selling expenses decreased from 19.4% for fiscal year 2009 to 14.0% for fiscal 2010.

Development and sale of properties

The Selling expenses of our Development and sale of properties segment are made up by turnover tax, commissions and expenses derived from sales, advertising and promotion and the allowance for doubtful accounts. Selling expenses grew by 12.9%, from ARS 2.1 million for the fiscal year 2009 to ARS 2.4 million for the fiscal year 2010, mainly by reason of a ARS 0.4 million increase in the advertising and promotion bills.

When measured as a percentage of the segment’s revenues, the Selling expenses related to the Development and sale of properties were up from 0.8% for fiscal year 2009 to 1.1% for fiscal 2010.

Offices and other non-shopping center rental properties

The Selling expenses associated to our Offices and other non-shopping center rental properties segment dropped by 61.2% from ARS 11.5 million for the fiscal year 2009 to ARS 4.5 million for the fiscal year 2010, mainly by reason of a ARS 8.6 million decrease in doubtful accounts (bad debts), partly offset by a ARS 0.8 million increase in advertising and promotions and by ARS 0.8 million in commissions and expenses associated to real property sales.

The Selling expenses associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues dropped from 7.8% for fiscal year 2009 to 2.9% for fiscal 2010.

Shopping centers

The Selling expenses associated to our Shopping centers segment grew by 26.7% from ARS 29.3 million for the fiscal year 2009 to ARS 37.1 million for the fiscal year 2010, mainly by reason of: (i) a ARS 2.4 million increase in the turnover tax charge; (ii) a ARS 2.6 million increase in the salaries and social security contributions expenses and (iii) a ARS 2.4 million increase in expenses associated to courses, exhibitions and events.

The Selling expenses associated to our Shopping centers segment as a percentage of this segment’s revenues shrunk from 7.4% for fiscal year 2009 to 7.2% for fiscal 2010.

69

Hotels

The Selling expenses associated to our Hotels segment remained stable, in the region of ARS 16.5 million for both fiscal years.

The Selling expenses associated to our Hotels segment as a percentage of this segment’s revenues decreased slightly from 10.4% for fiscal year 2009 to 10.3% for fiscal 2010.

Consumer Finance

The Selling expenses associated to our Consumer Finance segment decreased by ARS 51.9 million from ARS 176.8 million for the fiscal year 2009 to ARS 124.9 million for the fiscal year 2010, primarily on account of: (i) a ARS 60.1 million decrease in loan losses; (ii) a ARS 5.5 million decrease in salaries and social security contributions, partially offset by (iii) a ARS 8.0 million increase in fees for services.

When measured as a percentage of the segment revenues, the Selling expenses associated to our Consumer Finance segment dropped from 74.6% for fiscal year 2009 to 47.1% for fiscal 2010.

Administrative expenses

Administrative expenses is basically comprised of salaries and social security contributions, directors’ fees, third parties’ fees and services and taxes, rates and contributions (except for turnover tax). Administrative expenses grew by 32.6%, from ARS 147.3 million for the fiscal year 2009 to ARS 195.3 million for the fiscal year 2010, mainly on account of increases in all of our segments.

When measured as a percentage of revenues, Administrative expenses rose from 12.1% for fiscal year 2009 to 14.8% for fiscal 2010.

Development and sale of properties

The Administrative expenses associated to our Development and sale of properties segment grew by 68.1%, from ARS 20.9 million for the fiscal year 2009 to ARS 35.1 million for the fiscal year 2010, mainly due to a ARS 6.7 million increase in directors’ fees, ARS 3.0 million in salaries, bonuses and social security contributions and ARS 2.0 million in taxes, rates and contributions.

The Administrative expenses associated to our Development and sale of properties segment as a percentage of this segment’s revenues were up from 7.4% for fiscal year 2009 to 15.6% for fiscal 2010.

70

Offices and other non-shopping center rental properties

The Administrative expenses of our Offices and other non-shopping center rental properties segment grew by 44.8%, from ARS 31.5 million for the fiscal year 2009 to ARS 45.7 million for the fiscal year 2010. The increase was mainly due to an increase of ARS 8.3 million in directors’ fees, of ARS 2.4 million in salaries and social security contributions and of ARS 2.0 million in taxes, rates and contributions.

The Administrative expenses associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues went up from 21.4% for fiscal year 2009 to 29.6% for fiscal 2010.

Shopping centers

The Administrative expenses associated to our Shopping centers segment grew by 25.6%, from ARS 43.2 million for the fiscal year 2009 to ARS 54.3 million for the fiscal year 2010, mainly on account of: (i) a ARS 10.3 million increase in directors fees, (ii) a ARS 2.1 million increase in taxes, rates and contributions and, (iii) a ARS 1.1 million increase in salaries and social security contributions; these increases were partially offset by a ARS 2.4 million decrease in fees for services.

When measured as a percentage of this segment’s revenues, the Administrative expenses associated to our Shopping centers segment, shrank from 10.9% for fiscal year 2009 to 10.5% for fiscal 2010.

Hotels

The Administrative expenses associated to our Hotels segment grew by 0.5%, from ARS 34.9 million for the fiscal year 2009 to ARS 35.1 million for the fiscal year 2010, primarily as a result of a ARS 1.1 million increase in the charge for lawsuits and a ARS 0.7 million increase in taxes, rates and contributions, partially offset by a ARS 1.2 million decrease in salaries.

The Administrative expenses associated to our Hotels segment as a percentage of this segment’s revenues remained stable as they went from 22.0% for fiscal year 2009 to 21.9% for fiscal 2010.

Consumer Finance

The Administrative expenses associated to our Consumer Finance segment rose by ARS 8.3 million, from ARS 16.8 million for the fiscal year 2009 up to ARS 25.1 million for the fiscal year 2010.

71

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to our Consumer Finance segment rose from 7.1% for fiscal year 2009 to 9.5% for fiscal 2010.

Gain on recognition of inventories at net realizable value

During fiscal 2010, we recognized ARS 33.8 million as income on the recognition of inventories at net realizable value, mainly in connection with “Horizons” for ARS 26.4 million and “Receivable on the Caballito property swap” for ARS 4.8 million, which compares to the ARS 12.1 million income that had been recognized for fiscal year 2009, mainly attributable to “Torre Renoir” for ARS 5.5 million and “Receivable on the Caballito property swap” for ARS 5.0 million.

Net gain from retained interest in securitized receivables

The line “Net gain from retained interest in securitized receivables” sustained a ARS 83.5 million increase, from a ARS 46.0 million loss for the fiscal year 2009 to ARS 37.5 million in income for the fiscal year 2010, mainly on account of: (i) the valuation of the Participation Certificates in various series of Consumer Finance Financial Trusts, (ii) the comparison of these valuations against their recoverable values (fair values) and (iii) the gains/losses on the placement of the notes (at the time of the Public Offering) associated to the various series of Consumer Finance financial trusts. When it comes to the valuation of the certificates, it yielded ARS 23.7 million in income. The reasons for this variation are to be found in the decrease in portfolio delinquency (bad debt charges according to minimum requirements, recoveries and refinancing) due in turn to increased volumes in recoveries and changes in lending policies and a decrease in the borrowing interest rates accrued by the debt instruments.

The comparison of their equity values with their recoverable values (fair values) yielded ARS 3.5 million in income. In turn, the series placed through Public Offering resulted in ARS 7.6 million in income, broken down as follows: placement of 9 series for a total placement amount of ARS 420.1 million.

Gain from operations and holdings of real estate assets, net

This line reflects the income and losses associated to the reversal of previously recognized impairment charges. The gains and losses resulting from real estate holdings and transactions remained stable in fiscal 2010 compared to 2009, in the region of ARS 1.1 million in income.

Operating income

Operating income expanded by ARS 244.0 million, from ARS 295.7 million in income for the fiscal year 2009 to ARS 539.7 million in income for the fiscal year 2010, mainly due to an increase in our Consumer Finance, Shopping centers and Development and sale of properties segments, which was partly offset by a reduction in the Operating income of our Offices and other non-shopping center rental properties and Hotels segments.

72

When measured as a percentage of revenues, our Operating income increased from 24.2% for fiscal year 2009 to 40.8% for fiscal 2010.

Development and sale of properties

The Operating income of our Development and sale of properties segment rose by ARS 18.3 million, from ARS 121.2 million in income for the fiscal year 2009 to ARS 139.5 million in income for the fiscal year 2010, mainly by reason of cost reductions and an increase in gain on recognition of inventories at net realizable value. The Operating income of our Development and sale of properties segment when measured as a percentage of this segment’s revenues climbed from 43.2% for fiscal year 2009, to 61.9% for fiscal 2010.

Offices and other non-shopping center rental properties

The Operating income of our Offices and other non-shopping center rental properties segment shrank by 3.9%, down from ARS 76.5 million in income for the fiscal year 2009 to ARS 73.5 million in income for the fiscal year 2010, mainly on account of an increase in Administrative expenses and costs, partly offset by decreased Selling expenses and increased revenues. The Operating income of our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues declined from 51.8% for fiscal year 2009 to 47.7% for fiscal 2010.

Shopping centers

The Operating income of our Shopping centers segment grew by 24.7%, up from ARS 214.9 million in income for the fiscal year 2009 to ARS 268.0 million in income for the fiscal year 2010, mainly by reason of higher revenues, partly offset by increases in costs, Administrative expenses and Selling expenses. When measured as a percentage of this segment’s revenues, the Operating income of our Shopping centers dropped from 54.2% for fiscal year 2009 to 51.7% for fiscal 2010.

Hotels

The Operating income of our Hotels segment shrank by 37.0%, down from ARS 8.6 million in income for the fiscal year 2009 to ARS 5.4 million in income for the fiscal year 2010, mainly due to an increase in costs that was partly offset by an increase in revenues. When measured as a percentage of the segment’s revenues, the Operating income of Hotels shrank from 5.4% for fiscal year 2009 to 3.4% for fiscal 2010.

Consumer Finance

The Operating income of our Consumer Finance segment rose by ARS 178.7 million, up from a ARS 125.4 million loss for the fiscal year 2009, to ARS 53.3 million in income for the

73

fiscal year 2010, as a result of an increase in the net gain from retained interest in securitized receivables, a decrease in Selling expenses and in costs and an increase in revenues which was partly offset by an increase in Administrative expenses. When measured as a percentage of this segment’s revenues, the Operating income associated to Consumer Finance rose from (53.0%) for fiscal year 2009 to 20.1% for fiscal 2010.

Goodwill amortization

Goodwill amortization primarily includes: (i) the amortization of the goodwill associated to the following Alto Palermo S.A. subsidiaries: Tarshop, Fibesa, Empalme S.A.I.C.F.A. y G., Mendoza Plaza Shopping S.A. and Emprendimiento Recoleta S.A., and (ii) the amortization of IRSA’s negative goodwill arising from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Goodwill amortization remained stable in this fiscal year when compared to the previous fiscal year, in the region of a ARS 1.6 million gain.

Financial and holding results, net

Our Financial results, net (a loss) grew by ARS 28.7 million, up from a ARS 136.0 million loss for the fiscal year 2009 to a ARS 165.1 million loss for the fiscal year 2010, mainly by reason of:

i.	the fact that none of the non-recurring gains recognized in fiscal 2009, which had amounted to ARS 105.9 million and ARS 12.0 million and arisen, respectively, from our repurchases of Alto Palermo’s notes and hedging transactions, were recognized in fiscal 2010;

ii.	a ARS 25.4 million increase in the financing expenses associated to the payments of interest accrued on our notes; and

iii.	a ARS 115.1 million reduction in the foreign exchange losses, both in fiscal 2010 and compared to the previous fiscal year due to a slighter variation in the US Dollar offer rate throughout fiscal 2010 (it rose from ARS 3.797 at June 30, 2009 to ARS 3.931 at June 30, 2010), in stark contrast to the situation a year earlier when the USD/ARS exchange rate had varied greatly (up from ARS 3.025 at June 30, 2008 to ARS 3.797 at June 30, 2009).

Gain on equity investees

Gain on equity investees rose by ARS 98.9 million, up from ARS 61.5 million in income for the fiscal year 2009 to ARS 160.4 million in income for the fiscal year 2010. This increase is mainly attributable to (i) ARS 70.4 million arising from our acquisition of additional shares in fiscal 2010 at prices below the market value of the shares, which in turn yielded a result equivalent to the difference between the market value and the price actually paid, and (ii) a ARS 81.2 million increase arising from the appreciation of Banco Hipotecario shares and due, in turn, to the increase in Banco Hipotecario’s net income and the increase in our ownership interest in Banco Hipotecario, up from 21.34% at June 30, 2009 to 28.03% at June 30, 2010 (both figures, without considering the effect of treasury shares in portfolio).

74

Other income and expenses, net

The line Other income and expenses, net, went up by ARS 1.5 million, from a ARS 8.9 million loss for the fiscal year 2009 to a ARS 10.3 million loss for the fiscal year 2010, mainly due to: (i) a ARS 3.7 million increase in donations and (ii) a ARS 1.2 million increase in lawsuit-related contingencies, partly offset by a ARS 3.8 million decrease in non-computable VAT.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax rose by ARS 68.1 million, up from a ARS 80.3 million loss for the fiscal year 2009, to a ARS 148.4 million loss for the fiscal year 2010. We applied the deferred tax method upon assessing income tax for the two fiscal years, thus recognizing temporary differences in the books and in the deferred tax assets and liabilities.

Minority interest

This line includes the results of third parties’ minority interests in those subsidiaries in which we exercise control or in which we have effective control. The minority interest shrank by ARS 68.8 million, down from ARS 25.3 million in income for the fiscal year 2009, to a ARS 43.5 million loss for the fiscal year 2010, mainly on account of the income earned by the companies in which we have a majority stake during fiscal 2010.

Net income

As a result of the factors described in the preceding paragraphs, income for the year rose by ARS 175.9 million, up from ARS 158.6 million for the fiscal year 2009 to ARS 334.5 million for the fiscal year 2010.

75

IRSA’s Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2011:

	Currency	Less than 1 year	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total (1)	Annual Average Interest Rate
Schedule of Maturities or Amortization		(In million Pesos, constant currency, as of June 30, 2011)(2)						(%)
Banking debt and other
Bank loans (3)	ARS/USD	529,496	27,585	—	—	—	557,081
Hoteles Argentinos’ secured loans	ARS	18,984	—	—	—	—	18,984
APSA’s 2011 Notes for USD 6 M (Series IV)	USD	—	—	—	—	—	—	7%
APSA’s 2011 Notes for ARS 55 M (Series III)	ARS	—	—	—	—	—	—	Badlar+3%
APSA’s 2012 Notes for ARS 154 M (Series II)	ARS	28,889	—	—	—	—	28,889	11%
APSA’s 2014 Convertible Notes for USD 50 M (4)	USD	3	—	4,640	—	—	4,643	10%
APSA’s 2017 Notes for USD 120 M (Series I)	USD	4,490	—	—	—	432,591	437,081	8%
IRSA’s 2017 Notes	USD	30,800	(710)	(710)	(710)	614,550	643,219	9%
IRSA’s 2020 Notes	USD	20,960	(875)	(875)	(875)	600,740	619,076	12%
Equity investees and other related parties	USD	2,345
Debt financed by the seller (2)	ARS/USD	47,846	19,523	19,523	—	42,523	129,414

Total banking debt and other		683,813	45,522	22,577	(1,585)	1,690,404	2,438,387
Total debt		683,813	45,522	22,577	(1,585)	1,690,404	2,438,387

(1)	Figures may not sum due to rounding.
(2)	Exchange rate as of June 30, 2011 USD1.00 = ARS 4.1100.
(3)	Includes bank overdrafts.
(4)	Disclosed net of the notes held by the Company

Hoteles Argentinos Loan

On March 15, 2010, we entered into a loan agreement with Standard Bank Argentina S.A., whereby it lent to Hoteles Argentinos the sum of ARS 19.0 million, which were used to repay the loan with Credit Suisse First Boston International. In addition, on March 15, 2010, the mortgage and swap agreement entered into with Credit Suisse First Boston International were cancelled. The new loan with Standard Bank Argentina S.A. was repayable in a single payment that fell due on the first anniversary of the agreement’s execution date, and accrues interest at a fixed rate of 16.25% payable every three months in arrears. On March 15, 2011, such loan was replaced and three loans with Standard Bank Argentina S.A. were agreed upon: one loan for ARS 15.8 million, due on March 14, 2012 accruing interest at a rate of 16.75%, and two loans in dollars, each for USD 0.4 million, the first one due on September 12, 2011 and accruing interest at a rate of 3.70% and the second one due on March 14, 2011 accruing interest at a rate of 3.90%.

Alto Palermo 10% convertible notes due 2014

On July 19, 2002, Alto Palermo issued USD 50.0 million in unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. The proceeds received by Alto Palermo were used to repay short term bank loans for ARS 27.3 million and to redeem secured notes issued by Alto Palermo for ARS 52.8 million. The convertible notes accrue interest (payable semi-annually) at a 10.0% fixed interest rate per annum and are convertible at any time at the holder’s option into shares of common stock of ARS 0.10 par value each. The

76

conversion rate per U.S. dollar is the lower between (i) ARS 3.08642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by Alto Palermo’s common shares’ par value. The convertible notes’ original maturity date was July 19, 2006, but the noteholders’ meeting held on May 2, 2006 extended the initial maturity date to July 19, 2014. The rest of the terms and conditions remained unaltered. During fiscal years 2011, 2007, 2006, 2005, 2004 and 2003, holders of USD 18.24 million convertible notes of Alto Palermo exercised their conversion rights. Consequently, Alto Palermo issued 477,544,197; 101,582; 52,741,373, 22,852,514, and 4,829,745 common shares, respectively. If all the holders of Convertible Notes exercised their conversion rights, Alto Palermo’s total amount of outstanding shares would increase from 1,259.6 million to 2,239.7 million. As of June 30, 2011 we held USD31.7 million of Alto Palermo’s convertible notes.

APSA has expressed its intention to repurchase those Convertible Notes for an amount of USD 36.1 million, as approved by the Shareholders’ Meeting held on May 26, 2011. On such date, our Shareholders’ Meeting approved the sale of those convertible Notes, contingent upon the consummation of the Global Offer of APSA’s New Shares resolved upon by the Ordinary and Extraordinary Shareholders’ Meeting dated May 26, 2011 and APSA’s Board of Directors’ Meeting dated June 24, 2011. The price offered for the repurchase of the Convertible Notes was approved by our Shareholders’ Meeting dated May 26, 2011. APSA’s Audit Committee resolved that the terms of its proposal for the repurchase of the Convertible Notes are reasonable, and obtained favorable opinions from third parties with respect to the repurchase price offered.

Alto Palermo series I and series II notes

On May 11, 2007, Alto Palermo issued two new series of notes under its global program. Series I consists of notes for a principal amount of USD120 million, which accrue interest at a fixed rate of 7.875% per annum, payable semi-annually, and with maturity on May 11, 2017.

Series II consists of notes for a principal amount of ARS 154 million (equivalent to USD50 million), which accrue interest at 11% per annum, payable semi-annually, and are repayable in seven semi-annual installments commencing on June 11, 2009.

Acquisition of Alto Palermo’s Series I Notes

During fiscal year 2009, we purchased USD 39.6 million in principal amount of Alto Palermo’s Series I Notes, for a total amount of USD 19.3 million.

In turn, in the course of fiscal 2009, our subsidiary Alto Palermo repurchased some of its Series I notes for USD 5.0 million in nominal value. As a weighted average, the price paid was USD 0.3978 for a total of USD 1.9 million.

In fiscal year 2011, we sold these notes for a principal amount of USD 39.6 million at an average price of USD 0.9605 totaling USD 38.08 million. In addition, during this fiscal period, APSA repurchased its Series I notes for a principal amount of USD 5.0 million. The weighted average price was USD 1.0201 for a total of USD 5.1 million.

Therefore, as of June 30, 2011, our consolidated holdings of Alto Palermo’s Series I notes amounted to USD 10.0 million1 in nominal value.

[1]	The entire amount is held by APSA.

77

Acquisition of Alto Palermo’s Series II Notes

During fiscal 2009, we bought USD 15.1 million in principal amount of Alto Palermo’s Series II Notes, for a total of USD 8.2 million, representing as a weighted average, a price of USD 0.5513.

In turn, in the course of fiscal 2009, our subsidiary Alto Palermo purchased some of its Series II notes for USD 3.0 million in nominal value, for a total of USD 2.3 million, representing, as a weighted average, a price of USD 0.75. During fiscal 2011, no purchases were made with respect to these Series II notes.

Therefore, as of June 30, 2011, IRSA’s consolidated holdings of Alto Palermo Series II notes amounted to USD 19.9 million in nominal value including previous holdings.

Alto Palermo’s Series III and Series IV Notes

On November 13, 2009, Alto Palermo issued two series of Notes under its Global Note Program. Series III consisted of notes for a principal amount of ARS 55.8 million, which accrued interest at the BADLAR Private interest rate plus 3% payable every three months and maturing on May 12, 2011. Series IV consisted of notes for a principal amount of USD 6.6 million (equivalent to ARS 25.0 million), which accrued interest in US dollars at a fixed interest rate of 6.75% per annum payable semiannually and maturing in a single payment on May 12, 2011.

The proceeds derived from Series III and Series IV were used for refinancing or repaying the short-term debt and working capital in Argentina.

As of June 30, 2011, these two series of notes were due and fully paid.

8.5% Series I notes due 2017

On February 2, 2007, we issued 2017 fixed-rate notes for a total amount of USD 150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

These notes also contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of the cumulative consolidated net income; or

•	75% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 4.0 to 1; plus

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the Company or by its restricted subsidiaries from (a) any contribution to the Company’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of the Company’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of the Company’s notes due 2017, or (b) issuance and sale subsequent to the issuance of the Company’s notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for qualified capital stock of the Company, (c) any kind of reduction in the Company’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from unrestricted subsidiary.

78

11.5% Series II notes due 2020

On July 20, 2010, we issued fixed-rate notes due in 2020 for a total amount of USD 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually and which mature in a single installment on July 20, 2020.

These Series II notes are subject to the same covenants as described for Series I notes due 2017.

Debt structuring for the acquisition of Edificio República

On April 28, 2008 we executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent us USD 33.6 million, which it applied to the repayment of the debt balance owed to Fideicomiso República, which was incurred with respect to the acquisition of Edificio República. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal rate of 12% payable semi-annually on April and October 28, each year. Banco Macro’s loan is secured by a mortgage on the property known as “Edificio República”.

Off-balance sheet arrangements

We do not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are not reflected in our consolidated financial statements. All our interests and/or relations with our subsidiaries or companies under joint control are recorded in our consolidated financial statements.

79

CORPORATE SERVICE AGREEMENT ENTERED INTO WITH CRESUD SACIF Y A. AND APSA

In view of the fact that our Company, Cresud and APSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in its activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management.

Within this context, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services was executed by and between our Company, Cresud and APSA, which was subsequently amended on August 23, 2007, August 14, 2008, November 27, 2009 and July 11, 2011.

The Framework Agreement for the Exchange of Corporate Services executed by and between us, CRESUD and APSA currently involves the following areas in the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Purchases, Architecture and Design, Development of Works, Audit and Control, Real Estate, Hotels and Tourism, Board of Directors’ positions to be distributed, General Management Department’s positions to be distributed and Board of Directors’ Safety.

The exchange of services consists in the provision of services for value in relation to any of the above mentioned areas, carried out by one or more of the parties to the Framework Agreement for the Exchange of Corporate Services on behalf of the other party or parties, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided. Under this agreement, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

On March 12, 2010 we entered into a new amendment to the Framework Agreement for the Exchange of Corporate Services with CRESUD and APSA so as to simplify the issues arising from the consolidation of the financial statements resulting from the increase or Cresud’s investment in our Company. In this regard, our Board of Directors has deemed it convenient and advisable for achieving such simplification, to unify in Cresud and to assign to Cresud our and APSA’s employment agreements. Effective since January 1, 2010, labor costs of such employees were transferred to Cresud’s payroll, which will continue to be distributed with us and APSA pursuant to the conditions of the Framework Agreement for the Exchange of Corporate Services.

In the future, and in order to follow the policy of making the most efficient distribution of corporate resources among the different areas, the Framework Agreement for the Exchange of Corporate Services may be extended to other areas shared by the Company with Cresud and APSA.

It should be noted that, notwithstanding this procedure, the Company, Cresud and APSA maintain total independence in their strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Framework Agreement for the Exchange of Corporate Services in accordance with Technical Resolution No. 21 of the FACPCE. Furthermore, Mr. Alejandro Gustavo Elsztain has been appointed to the position of General Coordinator, whereas Cedric Bridger has been charged with the operation and implementation of the agreement on behalf of our Company, Daniel E. Mellicovsky shall represent Cresud and APSA. All these individuals are members of the Audit Committees of their respective companies.

80

Corporate Governance

At IRSA we understand that good corporate governance practices should be supported and framed in an environment of adequate interaction and operation of its corporate bodies in accordance with the regulations in force, as the most efficient manner of protecting our shareholders.

Furthermore, the Company is subject to the provisions of the Sarbanes Oxley Act; therefore, it must assure the effectiveness of its internal control system for financial reporting purposes. It has passed its Code of Ethics, which is applicable to all its employees and sets forth a strict system of authorization and information disclosure practices aligned with the highest international standards insofar as concerns investor relations.

The foregoing principles, along with the ongoing updating of its corporate governance practices in line with the most stringent market practices, place IRSA as the leading company in the Argentine capital markets.

In addition, a summary of the most significant differences between IRSA’s corporate governance practices and the practices applied by US companies as per the standards set by the New York Stock Exchange (NYSE) for such companies may be consulted in Spanish and English in the Company’s web page (www.irsa.com.ar).

In compliance with the provisions of Decree No. 677/01, below is a brief description of the aspects related to the decision taking processes and internal control system as of the date of this Annual Report.

Therefore, for further illustration we refer to Exhibit I to this Annual Report, which includes the corporate governance report required by the Corporate Governance Code implemented by General Resolution No. 516/2007 issued by the Argentine Securities Commission (hereinafter, the “Code” and the “CNV”, respectively).

81

BOARD OF DIRECTORS AND MANAGEMENT

Board of Directors

We are managed by a Board of Directors. Our by-laws provide that our Board of Directors will consist of a minimum of eight and a maximum of fourteen full directors and eight to fourteen alternate directors. Our directors and alternate directors are elected for three-year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

Currently our Board of directors is composed of thirteen directors and five alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a full director or until a new director is designated.

The table below shows information about our directors and alternate directors:

Name	Date of Birth	Position in IRSA	Date of current appointment	Term expiration	Current position held since

Eduardo S. Elsztain	01/26/1960	Chairman	2009	2012	1991
Saúl Zang	12/30/1945	Vice-Chairman I	2009	2012	1994
Alejandro G. Elsztain	03/31/1966	Vice-Chairman II	2007	2013	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2008	2011	1999
Carlos Ricardo Esteves	05/25/1949	Regular Director	2008	2011	2005
Cedric D. Bridger	11/09/1935	Regular Director	2009	2012	2003
Marcos Fischman	04/09/1960	Regular Director	2009	2012	2003
Fernando Rubín	06/20/1966	Regular Director	2007	2013	2004
Gary S. Gladstein	07/07/1944	Regular Director	2007	2013	2004
Mario Blejer	06/11/1948	Regular Director	2008	2011	2005
Mauricio Wior	10/23/1956	Regular Director	2009	2012	2006
Gabriel A. G. Reznik	11/18/1958	Regular Director	2008	2011	2008
Ricardo H. Liberman	12/18/1959	Regular Director	2008	2011	2008
Juan C. Quintana Terán	06/11/1937	Alternate Director	2008	2011	1996
Emilio Cárdenas	08/13/1942	Alternate Director	2008	2011	2003
Salvador D. Bergel	04/17/1932	Alternate Director	2008	2011	1996
Enrique Antonini	03/16/1950	Alternate Director	2007	2013	2007
Daniel Ricardo Elsztain	12/22/1972	Alternate Director	2007	2013	2007

Ricardo Esteves, Cedric Bridger, Mario Blejer, Emilio Cárdenas, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to Comisión Nacional de Valores’ Resolution No. 400/2002.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of the Board of Directors of Alto Palermo, Consultores Assets Management S.A., Cresud S.A.C.I.F. y A. (“Cresud”) and BACS Banco de Crédito & Securitización (“BACS”) and Banco Hipotecario, among others. He is also Vice-chairman of the Board of Directors of E-Commerce Latina S.A. and a director at BrasilAgro and at Hersha Hospitality Trust. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain and Daniel Ricardo Elsztain’s brother.

82

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes law firm. He is also vice-chairman of Alto Palermo and Cresud; Puerto Retiro and Fibesa, and a director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop, Palermo Invest S.A. and BrasilAgro.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. Currently he is chairman of Inversiones Ganaderas S.A. and Cactus Argentina, BrasilAgro, second vice-chairman of Cresud and executive vice-chairman of Alto Palermo. He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos and director of Inversora Bolívar S.A. He is the brother of Chairman Eduardo S. Elsztain, Daniel Ricardo Elsztain and a cousin of Director Fernando A. Elsztain.

Fernando A. Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a family-owned real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Alto Palermo, Hoteles Argentinos and Tarshop and an alternate director of Banco Hipotecario and Puerto Retiro, among others. He is Alejandro Elsztain, Eduardo S. Elsztain and Daniel Ricardo Elsztain’s cousin.

Carlos Ricardo Esteves. He has a degree in Political Sciences from the Universidad El Salvador. He was a member of the Boards of Directors of Banco Francés del Río de la Plata, Bunge & Born Holding, Armstrong Laboratories, Banco Velox and Supermercados Disco. He was one of the founders of CEAL (Consejo Empresario de América Latina) and is a member of the board of directors of Encuentro de Empresarios de América Latina (padres e hijos) and is co-President of Foro Iberoamericano.

Cedric D. Bridger. Mr. Bridger is qualified as a certified public accountant in the United Kingdom. From 1992 through 1998, he served as chief financial officer of YPF S.A. Mr. Bridger was also financial director of Hughes Tool Argentina, chief executive officer of Hughes Tool in Brazil and Hughes’ corporate vice-president for South American operations. He is also a director of Banco Hipotecario.

Marcos Fischman. Mr. Fischman a pioneer in corporate coaching in Argentina. He studied at the Hebrew University of Jerusalem. He provides consulting services to businessmen, scholars and artists. In 1993 he joined our company and provides us with consulting services in communication and development.

Fernando Rubín. Mr. Rubin has a degree in psychology from the Universidad de Buenos Aires and attended a post-graduate course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001, he has been the manager of organizational development at Banco Hipotecario. He served as corporate manager of human resources for IRSA, director of human resources for Moet Hennessy Louis Vuitton (“LVMH”) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partners-International Management Consultants.

Gary S. Gladstein. Mr. Gladstein has a degree in economics from the University of Connecticut and a master’s degree in business administration from Columbia University. He was operations manager in Soros Fund Management LLC and is currently a senior consultant of Soros Fund Management LLC.

Mario Blejer. Dr. Blejer obtained a degree from Hebrew University and a Ph.D. from the University of Chicago. He lectured courses at Hebrew University, Boston University and New York University. He has published several articles on macroeconomic and financial stability subjects. He served for twenty years in different departments of the IMF. In 2002, he was appointed chairman of the Central Bank and during 2003 he was appointed director of the Center for Studies of Central Banks of the Bank of England.

83

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth were he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); the U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was a director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires. He worked for IRSA from 1992 until May 2005, when he resigned. He previously worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A., Tarshop and Fibesa, as well as member of the board of directors of Banco Hipotecario, among others.

Ricardo Liberman. Mr. Liberman graduated as a Public Accountant from Universidad de Buenos Aires. He is also an independent consultant in audit and tax matters.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a law degree from the Universidad of de Buenos Aires. He is a consultant at Zang, Bergel & Viñes law firm. He has been chairman and Judge of the National Commercial Court of Appeals of the City of Buenos Aires (Cámara Nacional de Apelaciones en lo Comercial). He is an alternate director of Cresud, Banco Hipotecario and Nuevas Fronteras S.A.

Emilio J. Cárdenas. Mr. Cárdenas obtained a law degree from the Universidad de Buenos Aires and a Ph.D. from University of Michigan. He has been a member of our board of directors since 1996. He was chairman of ABRA, founding partner of Cárdenas, Cassagne & Asociados law firm, Argentina’s Permanent Representative to the United Nations and is currently a member of the board of directors of HSBC Banco Roberts.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from the Universidad Nacional del Litoral. He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud and APSA.

Enrique Antonini. Mr. Antonini holds a degree in law from the School of Law of the University of Buenos Aires. He was director of Banco Mariva S.A. since 1992 until today), Mariva Bursátil S.A. since 1997 until today. He is a member of the Banking Lawyers Committee and the International Bar Association. At present, he is Alternate Director of Cresud.

Daniel Ricardo Elsztain. Mr. Elsztain graduated with a major in Economic Sciences from the Torcuato Di Tella University and has a Master in Business Administration from the Austral IAE University. At present, he is our Commercial Manager, since 2004. Mr. Elsztain is the brother of both the Chairman of the Board of Directors, Mr. Eduardo S. Elzstain, and of the Executive Vice-Chairman, Mr. Alejandro G. Elzstain and cousin of Director Fernando A. Elzstain.

Employment contracts with our directors

We do not have written contracts with our directors. However, Messrs. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain and Fernando Rubín are employed by our Company under the Labor Contract Law No. 20744.

84

Law No. 20744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an Executive Committee consisting of five regular directors and one alternate director, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain and Fernando Elsztain as members. The executive committee meets as needed by our business, or at the request of one or more of its members.

The executive committee is responsible for the management of the daily business pursuant to the authority delegated by the Board of Directors in accordance with applicable law and our by-laws. Pursuant to Section 269 of the Argentine Corporations Law, the Executive Committee is only responsible for the management of the day-to-day business. Our by-laws authorize the executive committee to:

•	designate the managers of our Company and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of our Company;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business.

Senior Management

Appointment of Senior Management

Our Board of Directors appoints and removes senior management.

Senior Management Information

The following table shows information about our current senior management appointed by the Board of Directors:

Name	Date of birth	Position	Current position held since

Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
Jorge Cruces	11/07/1966	Chief Real Estate Officer	2007
Daniel Ricardo Elsztain	12/22/1972	Chief Real Estate Business Officer	2007
David A. Perednik	11/15/1957	Chief Administrative Officer	2002

The following is a description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a business administration degree and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA, Centro de Estudios Macroeconómicos Argentinos) and at IAE, Austral University (IAE, Universidad Austral). He

85

developed his career in the Investment Banking and Capital Markets areas at banks such as Citibank and Banco Río (BSCH). Prior to joining the group, he was Finance Director at Carrefour Argentina Group and Goyaique SACIFIA (Perez Companc Group). Currently, he serves as chief financial officer of Cresud and Alto Palermo.

David A. Perednik. Mr. Perednik obtained a degree in accounting from the Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as chief financial officer from 1986 to 1997. He also worked as a senior consultant in the Administration and Systems Department of Deloitte & Touche since 1983 to 1986. He also serves as chief administrative officer of Cresud and Alto Palermo.

Jorge Cruces. Mr. Cruces obtained the degree of Architect and a Master in Business Administration, Finance Mention and Strategic Management Mention, at the University of Belgrano. Before becoming part of the group, he worked as Business Development – Real Estate Manager in Diveo, Diginet and as Real Estate Projects Manager of Giménez Zapiola Binswagner. At present he serves as Chief Real Estate Officer at IRSA and Alto Palermo. He is also Academic coordinator and Professor of the Cluster Portfolio and Asset Management of the Executive program of Real Estate Management at the Torcuato Di Tella University.

Supervisory Committee

Our supervisory committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our by-laws and resolutions adopted at the shareholders’ meetings. The members of the supervisory committee are appointed at our annual general ordinary shareholders’ meeting for a one-year term. The supervisory committee is composed of three members and three alternate members and pursuant to Section 294 of the Argentine Corporations Law No. 19,550, as amended, must meet at least every three months.

The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting, held on October 29, 2010:

Name	Date of Birth	Position	Expiration Date	Current position held since

José D. Abelovich	07/20/1956	Member	2011	1992
Marcelo H. Fuxman	11/30/1955	Member	2011	1992
Noemí Cohn	05/20/1959	Member	2011	2010
Silvia De Feo	10/07/1958	Alternate Member	2011	2003
Roberto Murmis	04/07/1959	Alternate Member	2011	2005
Alicia Rigueira	12/02/1951	Alternate Member	2011	2006

Set forth below is a brief biographical description of each member of our supervisory committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of Cresud, Alto Palermo, Alto Palermo Shopping, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario.

86

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of Cresud, Alto Palermo, Alto Palermo Shopping, Inversora Bolívar and Banco Hipotecario.

Noemí Cohn. Mrs. Cohn obtained a degree in accounting from the Universidad de Buenos Aires. She is a partner of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina, and she works in the Audit sector. Mrs. Cohn worked in the audit area of Harteneck, López and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is a member of the Supervisory Committees of Cresud and APSA, among others.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the Supervisory Committees of Cresud, Alto Palermo Shopping, Inversora Bolívar and Baldovinos S.A.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos del Ministerio de Economía of Argentina. Furthermore, he is a member of the supervisory committee of Cresud, Alto Palermo Shopping, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Alicia Rigueira. Mrs. Rigueira holds a degree in accounting from the Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados SRL, a law firm member of Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia affiliated with Coopers & Lybrand. Mrs. Rigueira was professor at the School of Economic Sciences at the University of Lomas de Zamora.

Internal Control - Audit Committee

Management uses the Integrated Framework-Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Report”) to assess the effectiveness of internal control over financial reporting.

The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	Effectiveness and efficiency of operations

•	Reliability on financial reporting, and

•	Compliance with applicable laws and regulations

Based on the above, a company’s internal control system involves all the levels of the company actively involved in exercising control:

•	the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

•

the management of each area is responsible for the internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the areas and, therefore, those of the entity as a whole;

87

•	the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

Audit Committee

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/2001 and the regulations of the Comisión Nacional de Valores (“CNV”), our board of directors established an Audit Committee.

The Audit Committee is a committee of the board of directors, the main function of which is to assist the board of directors in (i) exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, disclosure of accounting and financial information, (ii) management of our business risk, the management of our internal control systems, (iii) ethical conduct of the Company’s businesses, (iv) monitoring the sufficiency of our financial statements, (v) our compliance with the laws, (vi) independence and capacity of independent auditors, (vii) performance of our internal audit duties both by our company and the external auditors and (viii) it may render, upon request of the Board of Directors, its opinion on whether the conditions of the related parties’ transactions for relevant amounts may be considered reasonably sufficient under normal and habitual market conditions.

The Audit Committee must meet at least once a year.

In accordance with Decree No. 677/2001 and the Regulations of the Comisión Nacional de Valores our Audit Committee is made up by three independent directors. The NYSE Regulations establish that as of July 31, 2005, foreign companies listing securities in the United States must have an Audit Committee fully formed by independent directors.

Currently, we have a fully independent Audit Committee composed of Messrs. Cedric Bridger, Ricardo Liberman and Mario Blejer.

Compensation

Directors

Under the Argentine Business Corporations Law (Law No. 19,550), if the compensation of the members of the Board of Directors and the Supervisory Committee is not established in the by-laws of the Company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the Board of Directors and the Supervisory Committee, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased proportionally to the distribution. For purposes of applying this provision, the reduction in the distribution of dividends derived from reducing the Board of Directors’ and Supervisory Committee’s fees will not be considered.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine Business Corporations Law and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered at the shareholders’ meeting.

In the course of our shareholders’ meeting held on October 29, 2010, the shareholders approved total compensation in the amount of ARS 27.8 million for all our directors for the fiscal year ended on June 30, 2010. At the end of this fiscal year, these amounts had been totally paid.

88

Under the executive employment agreements entered into with Messrs. Eduardo S. Elsztain, Saúl Zang and Oscar P. Bergotto, if we terminate any of these executive employment agreements without cause, we will be liable to the relevant executive for two years of compensation.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate cash compensation of our Senior Management for the fiscal year ended June 30, 2011 was ARS 11.3 million.

Supervisory Committee

The shareholders meeting held on October 29, 2011, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Audit Committee

The members of our Audit Committee do not receive compensation in addition to that received for their service as members of our board of directors.

Compensation plan for executive management

During this fiscal year, we have developed a special compensation plan for key managers by means of contributions to be made by the employees and by the Company.

Such Plan is directed to key managers and aims to retain them by increasing their total compensation package, granted to those who have met certain conditions.

Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee, he or she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2.5% of their monthly salary and up to 15.0% of their annual bonus. Our contribution will be 200% of the employees’ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds collected as a result of the Participants’ contributions are transferred to a special independent vehicle created in Argentina as an Investment Fund approved by the Comisión Nacional de Valores. Such funds are freely redeemable upon request of the Participants.

The funds collected as a result of our contributions are transferred to another independent vehicle separate from the previous one. In the future, participants will have access to 100% of the benefits of the Plan (that is, our contributions made on the participants’ behalf to the specially created vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;

•	total or permanent incapacity or disability; and

•	death.

In case of resignation or termination without legal justification, the Participant may redeem amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

89

Code of Ethics

The Code of Ethics is effective as from July 31, 2005 with the aim of providing a wide range of guidelines as concerns accepted individual and corporate behavior. It is applicable to directors, managers and employees of the Company and its controlled companies. The Code of Ethics that governs our business, in compliance with the laws of the countries where we operate, may be found on our website www.irsa.com.ar.

A Committee of Ethics composed of three Board members is responsible for providing solutions to issues related to the Code of Ethics and is in charge of taking disciplinary measures in case of breach of the Code.

90

MARKET INFORMATION

New York Stock Exchange

Our Global Depositary Shares (GDSs), representing 10 common shares each, are listed on the New York Stock Exchange under the trading symbol “IRS”. Our GDSs started to be listed on the New York Stock Exchange on December 20, 1994 and they were issued by the Bank of New York, Inc., acting as depositary. However, it should not be assumed that our GDSs will be listed at a multiple 10 times higher than the price per common share. The table below shows the high and low closing prices of our GDSs in the New York Stock Exchange for the indicated periods.

	USD per GDS
	High	Low
Fiscal year
2011	17.56	10.41
2010	13.23	1.87
2009	12.00	3.01
2008	20.84	11.19

	High	Low
Quarter
2011
4th quarter	13.78	12.46
3rd quarter	16.77	13.80
2nd quarter	17.56	13.92
1st quarter	14.79	10.41
2010
4th quarter	13.23	10.22
3rd quarter	10.83	9.05
2nd quarter	9.87	7.85
1st quarter	8.30	4.75
2009
4th quarter	5.00	3.54
3rd quarter	4.53	3.01
2nd quarter	7.11	3.08
1st quarter	12.00	7.27
2008
4th quarter	15.10	11.19
3rd quarter	14.31	12.54
2nd quarter	18.05	14.53
1st quarter	20.84	14.45

	High	Low
Month (calendar year 2011)
June	13.76	12.81
May	13.29	12.83
April	13.78	12.46
March	14.41	13.80
February	16.43	14.00
January	16.77	15.45

Source: Bloomberg.

91

Buenos Aires Stock Exchange

Our common shares are listed on the Buenos Aires Stock Exchange (“BASE”) under the trading symbol “IRSA”. Our common shares started to be traded on the BASE in 1948. The table below shows the high and low closing prices of our common shares in the BASE for the indicated periods:

	Pesos per share
	High	Low
Fiscal year
2011	6.97	4.12
2010	5.23	1.87
2009	3.70	1.10
2008	6.45	3.62

	High	Low
Quarter
2011
4th quarter	5.90	5.29
3rd quarter	6.85	5.72
2nd quarter	6.97	5.52
1st quarter	5.80	4.12
2010
4th quarter	5.23	4.28
3rd quarter	4.24	3.40
2nd quarter	3.75	2.89
1st quarter	3.15	1.87
2009
4th quarter	1.95	1.40
3rd quarter	1.50	1.10
2nd quarter	2.25	1.15
1st quarter	3.70	2.26
2008
4th quarter	4.78	3.62
3rd quarter	4.65	3.98
2nd quarter	5.75	4.60
1st quarter	6.45	4.68

	High	Low
Month (fiscal year 2011)
June	4.43	4.18
May	5.90	5.49
April	5.86	5.29
March	6.13	5.72
February	6.69	5.85
January	6.85	6.35

Source: Bloomberg.

Dividends and Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net earnings of the company pursuant to annual financial statements approved by our shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee;

•	additional amounts may be allocated for the payment of optional reserve funds, or to establish contingency reserves or for whatever other purpose our shareholders determine.

92

According to rules issued by the Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

On February 2, 2007 we issued our 2017 fixed rate notes for a total amount of USD150.0 million at an annual interest rate of 8.5% payable semi-annually and maturing on February 2, 2017. This bond limits our ability to pay dividends, which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or

•	75% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 3.0 to 1; or

•	100% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 4.0 to 1.

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the Company or by its restricted subsidiaries from (a) any contribution to the Company’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of the Company’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of the Company’s notes due 2017, or (b) issuance and sale subsequent to the issuance of the Company’s notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for qualified capital stock of the Company, (c) any kind of reduction in the Company’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from unrestricted subsidiary.

Our dividend policy consists in the distribution of an amount up to the highest of a) twenty per cent (20%) of the Sales, leases and services of “Offices and other Non-Shopping Center Rental Properties” segment, defined in Segment information, as of June 30 of each year, or b) twenty per cent (20%) of Net income defined in the Consolidated Statements of Income as of June 30 of each year. This policy requires that we must at all times comply with the covenants imposed by our financial obligations.

The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos of their respective payment date.

Year declared	Cash dividends	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in million of ARS)	(ARS)	(ARS)	(ARS)

1997	15.0	0.110	—	0.110
1998	13.0	0.060	0.05	0.110
1999	18.0	0.076	0.04	0.116
2000		—	0.20	0.204
2001		—	—	—
2002		—	—	—
2003		—	—	—
2004		—	—	—
2005		—	—	—
2006		—	—	—
2007		—	—	—
2008		—	—	—
2009	31.7	0.055	—	0.055
2010	120.0	0.207	—	0.207
2011	100.0	0.173	—	0.173

93

Notes:

(1)	Corresponds to payments per common share.

The table below presents the dividend payment ratio and the total amount of dividends paid for by our subsidiary Alto Palermo, from which we collect dividends in our capacity of shareholders, each fully paid, for the mentioned years.

Dividends paid by our subsidiary Alto Palermo

Year declared	Cash dividends(1)	Stock dividends(1)	Total per common share
	(ARS)	(ARS)	(ARS)

2004	17,895,663	—	0.0229
2005	29,000,000	—	0.0371
2006	47,000,000	—	0.0601
2007	55,721,393	—	0.0712
2008	60,237,864	—	0.0770
2009	56,000,000	—	0.0716
2010	113,000,000	—	0.0897
2011	130,824,500	—	0.1039

Notes:

(1)	Corresponds to payments per common share.

94

PROSPECTS FOR THE NEXT FISCAL YEAR

During fiscal year 2011, the Company has achieved a strong growth and consolidation in all its lines of business, achieving a unique position to face next fiscal year 2012.

During fiscal year 2011, Shopping center activity has shown a sharp increase in sales, in line with other consumption related businesses and keeping track of the economic growth in the country.

Regarding organic growth, we will continue executing our expansion strategy in Buenos Aires and other locations in Argentina. In this sense, we have recently acquired 50% of a company entitled to the concession of “La Ribera” shopping in the City of Santa Fe, in partnership with Grainco S.A, thus adding the 13th shopping mall to our portfolio.

Moreover, we will continue with the improvement, reconditioning and redistribution of spaces in our Shopping Centers in order to take advantage of their GLA potential and provide further functionality and appeal to our tenants and consumers. In this sense, we expect to expand and optimize GLA in the Soleil Factory; thus intending to position it as the first Premium outlet in Argentina.

Regarding other new shopping center developments, we are planning to launch a new outlet in Palermo through our subsidiary Arcos del Gourmet S.A., and a mall in the city of Neuquen, in line with our expansion strategy both in the City of Buenos Aires and in Argentine Provinces.

We will continue executing marketing campaigns, events and promotions in our shopping centers targeted to attract consumers. These actions will be carried forward with the joint effort of the Company, our tenants and banks issuers of credit cards. All these should enhance the long term cash generation of our shopping centers as well as their market positioning.

Regarding the Offices for Rental segment, we will aim to continue consolidating the best Premium portfolio in the City of Buenos Aires. Thus, we are developing a building in Catalinas, on a plot of land that the Company had acquired in December 2009. Moreover, we will continue working towards achieving maximum occupancy in our assets and the best possible lease agreements, trying to attract new firms whishing to relocate in the spaces we offer.

Regarding the Sales and Development segment, we expect to continue selling non strategic assets and small land reserves while completing the delivery of the units of the Horizons Project. We also expect to make progress with the sales of the units received following barter agreements in the residential projects Caballito Nuevo, Torres Rosario and El Encuentro.

Finally, as concerns opportunities outside Argentina, we will aim to optimize the operation of the Lipstick Building and 183 Madison Ave. We expect these assets to continue improving their NOI levels. Also we will continue seeking for selective investments including high quality assets with attractive prices or capital structures with potential for improvement.

Given the Company’s solid level of cash generation, its asset quality, low indebtedness level, its experience in taking advantage of market opportunities and its credentials in the international capital markets, we believe that we are on the right way to continue consolidating the best real estate portfolio of Argentina.

City of Buenos Aires, September 8, 2011.

Saúl Zang
Vicepresident I acting as president

95

Exhibit I: Corporate Governance Report

General Resolution CNV 516/2007 of the Argentine Securities Commission (CNV)

Preliminary Considerations

Pursuant to its General Resolution No. 516/2007, the Argentine Securities Commission approved the minimum contents of the Corporate Governance Code (the “Code”) whereby all publicly traded companies shall, upon preparing their annual financial statements, include in their annual reports and as a separate exhibit, a report detailing whether they are heeding the Code recommendations, and if so, how, and explaining the reasons why they have not adopted the Code recommendations in whole or in part and whether they are planning to adopt them in the future. Therefore, on September 8, 2010 our Board of Directors approved the report prescribed by the Code, which constitutes an integral part of these financial statements and reads as follows:

SCOPE

1.) Relationship between the Issuer and the Conglomerate. The Board must thoroughly report any policies applicable to the relationship between the issuer and the conglomerate as such and its integral parts, if any.

In particular, the Board must report the transactions with affiliates and related companies and, in general, those that might be relevant to determine the degree of effectiveness and compliance with the loyalty, diligence and independence duties. Furthermore, the Board must report the transactions conducted with shareholders, management and the Board.

In connection with related companies, it is Company policy to enter into transactions in arm’s length conditions.

The transactions with related parties are, as prescribed by the law, subject to the Audit Committee’s opinion. The Audit Committee analyzes the reasonableness of transactions in the terms of Executive Decree No. 677/01 and issues reports in this respect.

In the event of the Company conducting transactions with its shareholders, management and/or the Board, it shall abide by the provisions under Law No. 19,550, section 271.

2) Inclusion of Corporate Governance matters in the Company’s By-laws. The Board must assess whether its Corporate Governance Code provisions are to be reflected, in whole or in part, in the Company’s by-laws, including the Board’s specific and general duties. The Board must make sure that the Company’s By-laws should lay down rules to compel directors to disclose any personal interests related to the decisions submitted to Board consideration in order to avoid vested interests.

The Board of Directors considers that some of the provisions referred to in the Corporate Governance Code (hereinafter, the “Code”) are already within the scope of Argentina’s currently applicable corporate law legislation.

However, the Board understands that other Code provisions should not be included in the current wording of the By-laws because if they were changed and/or fine-tuned in the future, the need would arise for amending the By-laws accordingly and this would be burdensome and costly. It is thus the Board’s understanding that the configuration of the new code as a body separate from the

96

By-laws would help to its enforcement and contribute to a more agile review and adaptation of provisions, as necessary, based on whether the law mandates such inclusion or whether conduct of business calls for it.

As regards the Directors’ duty to avoid conflicts of interest, the Board considers that its actions are aligned to the Argentine Companies Law, Sections 272 and 273, and specifically to the provisions concerning this matter and that the Company’s Code of Ethics (hereinafter “Ethics Code”) deals specifically with this matter. Additionally, the Company’s transactions are underpinned by counterparty analyses, including suppliers, in order to identify potential related parties and thus prevent vested interests.

ABOUT THE BOARD IN GENERAL

3) The Board is responsible for the Company’s Strategy. The Board of Directors is in charge of managing the Company and approving the general policies and strategies appropriate to the different phases in the Company’s life cycles and in particular:

a) The strategic and/or business plan, as well as management objectives and annual budgets;

b) Investment and funding policies;

c) Corporate Governance policies;

d) Enterprise Social Responsibility policies;

e) Risk control and management policies as well as any other policy aimed at a regular follow-up on the Company’s internal reporting and control systems; and

f) The implementation of continuous education programs targeted at directors and management executives.

Being an essential part, and the raison d’être, of its management actions, the strategic and business plan for the Company is laid down by the Board. The Board also lays down and sets, together with the appropriate departments, management objectives and the annual budget.

In harmony with the preceding sub-paragraph, the Board considers, on an annual basis, the Company’s planned investments and the appropriate financing requirements.

The Company has in place Corporate Governance policies (in accordance with the Argentine Executive Decree No. 677/01 and/or the Sarbanes-Oxley Act) and the Board has approved the Corporate Governance Code report.

The Company has in place policies in this respect, such as those implemented through donation to non-profits as would be the case of the donations channeled through the IRSA foundation. The Company also has in place policies to recycle paper and other reusable materials such as plastics and disposable packaging.

The Company enforces the US Sarbanes-Oxley Act as concerns business controls, corporate level controls and general controls through information technology. In this respect, the Board is permanently updated of the company’s management control policies. The same holds true in connection with internal reporting and control systems, which are deployed by the IT, Organization and Methods and Internal Audit departments, responsible in turn for keeping the Board abreast of new developments.

There are continuous education programs for the managementteam, as discussed in further detail in paragraph 11).-

97

4) Management Control. The Board is duty-bound to verify that the above-mentioned strategies and policies are implemented, that the budget and the operations plan are met and to control management performance, i.e., to make sure that management meets the objectives laid down, including expected profits, in furtherance of the Company’s corporate interest.

The Company has in place a management control system pursuant to which each department is responsible for administering its budget and for seeing to it that it is duly executed; mandatory signature authority levels are assigned based on transaction amounts, etc. This control system is permanently monitored by the Internal Audit Department.-

On a quarterly basis, the Board assesses the degree of compliance with the annual budget, analyzes the potential causes of any deviations from budget and recommends to management any necessary corrective measures in furtherance of the Company’s corporate interest in order to align them with each matter’s best practices.

5) Reporting and Internal Control. Risk Management. The Board must report on whether it relies on risk control and management policies, stating also whether these are permanently updated in line with the applicable best practices and also on whether it relies on other policies which, in the same nature, are aimed at a periodical follow-up on the Company’s internal information and control systems.

The Company enforces these policies.

In this respect, there are internal committees, such as IT Security and Risks, that are permanently updating their activities in line with the best practices criteria.-

6) Audit Committee. The Board of Directors must state whether the Audit Committee members are nominated by any of its members or only by its Chairman.

The Company has had an Audit Committee in place since the year that audit committees became a legal requirement. At present, the Company’s Audit Committee is made up by three independent members as prescribed by the applicable legal provisions.

The members of the Audit Committee are nominated by the Board in its entirety, in line with the provisions under Executive Decree No. 677/01 and they are chosen by a unanimous vote.

7) Number of Board Members. The Board of Directors is made up by the directors appointed by the Shareholders’ Meeting, or, if applicable, by the Supervisory Committee, in accordance with the requirements laid down in the Company’s By-laws.

The Board of Directors must determine, on a case-by-case basis, in harmony with the size of the issuer and abiding by the decision-making procedure, if its numerical composition is adequate so that, should the need arise, a well-grounded proposal should be submitted to the Shareholders’ Meeting to request a change in the Board’s numerical composition.

The numerical composition of the Board must include a sufficient number of independent directors. The Board must create a sufficient number of committees to carry out its mission effectively and efficiently.

According to the provisions under the Argentine Companies Law, the Board of Directors is appointed by the Shareholders’ Meeting.

As a matter of principle, the Board is made up by reliable prominent individuals of integrity, reputation and demonstrated ethics. Besides, they must be free from conflicts of interest and

98

available to discharge their functions, which must be performed in full observance of the Company’s values; they should have demonstrated skills in the matters concerning their missions, master the best practices in corporate governance, be seasoned in legal entities management and possess a full understanding of the role to be played by a publicly traded company.

It is the Board’s understanding that in the light of the current circumstances and the size of the issuer, the number of directors laid down in the Company’s by-laws is fit and sufficient for the Company to conduct business guided by its management objectives for the fiscal year.

Besides, the Company has established several committees to focus closely on certain aspects of its management.

8) Board Membership. The Board of Directors must determine whether the enforcement of a policy geared towards the involvement of former executives in management is in the Company’s best interest and make any relevant recommendations.

The Board understands that there is no need, for the time being, to establish an express policy to permit former executives to participate in management. However, it does not rule it out either in so far as these executives’ knowledge of the company and their experience add a plus to their qualifications as directors, which are estimated to contribute to more efficient management.

9) Multiple Directorships. The Board must examine the advisability of directors and/or statutory auditors serving as such on a limited number of entities or the relevance of this aspect and make any recommendations it may see fit.

The Board finds it advisable for its members and statutory auditors to serve on the board of other companies making up the same conglomerate/group of companies as it helps to add synergies, reduce operating costs and ensure harmonious operation in the various companies, on top of the advantages this lends to management activities themselves.

10) Board Performance Assessment. The Board of Directors must, before holding the Ordinary Shareholders’ Meeting called to consider and adopt resolutions concerning the matters detailed in the Argentine Companies Law section 234, sub-sections 1 and 2, evaluate its own performance. To that end, the Board must prepare, in writing, a guide for assessing and laying down the criteria necessary to measure its performance.

As mandated by the Argentine Companies Law, the Board submits its own actions to the consideration by the Shareholders’ Meeting. The Company drafts an annual report that is made available to the shareholders, corporate governance bodies and regulators, in advance as prescribed by the applicable statutory terms and along the lines established by current rules and regulations, prior to the date set for the shareholders’ meeting.

The Board estimates that the term in advance as currently mandated is sufficient for the those concerned to duly weigh the information.

11) Director Training and Development. The Board must establish a continuous education program for its members and management executives in order to maintain and refresh their knowledge and skills and to boost Board efficacy overall.

The Company encourages its members to take part in training and professional update activities for Board and senior management members. In the Board’s opinion, it is vital to improved business management that the Company’s officers should be permanently trained and take part in local and international congresses and events in their respective fields of expertise.

99

DIRECTOR INDEPENDENCE CRITERIA

12) Independent Directors. The Board of Directors must determine if the party that nominates a director is duty-bound to outwardly express, for public disclosure, sufficient evidence in support of his/her independence and make any relevant recommendations.

When it comes to director independence criteria, independent director nominations are accompanied by the reasons and sufficient expression of their condition as independent, as it arises from the minutes, which are widely disclosed through publication in the Argentine Securities Commission (CNV) Financial Information Highway and in the Securities and Exchange Commission (SEC).

13) Appointment of Management Executives. The Board of Directors must determine, in connection with the selection, nomination and/or appointment of management executives if it is advisable to outwardly express the reasons underpinning the nomination and to disclose them to the public at large.

It is the Board’s opinion that there is no need, for the time being, to publicly disclose the reasons why management executives are appointed. This notwithstanding, and on account of the company being listed not only on the local securities exchange but also on other international securities markets, as has already been indicated, this recommendation is deemed to have been fully heeded.

14) Proportion of Independent Directors. The Board of Directors must outwardly express –and, if applicable, provide a description- whether it has in place a policy to maintain a proportion of independent directors on the total number of directors. There is also the duty to publicly disclose the proportion of executive directors, of non executive directors and of independent directors and to state the status of each Board member in this respect.

The proportion of independent directors in the Company’s board of directors is adequate as per the Argentine Securities Commission and the SEC requirements.

When it comes to the classification of directors as executive and non-executive, the Board understands that there is no need to implement those statuses for the time being.

The above notwithstanding, investors may rely on the so-called “20F” form, which contains an in-depth, personalized description by function of each one of the directors as well as the roster of the Steering Committee’s members.

15) Independent Directors’ Meetings. The Board must determine the suitability of holding Independent Directors-only meetings. When the Chairman of the Board is not an independent director, the independent directors must appoint a lead independent director to coordinate its committees operations, prepare Board meeting agendas and hold specific independent directors’ meetings.

At the date of this report, the Chairman of the Board is a non-Independent Director and the Board’s independent directors share in the mission to safeguard observance of the Company’s agenda together with the Board’s chair and the remaining Board members.

Given that the Audit Committee is entirely made up by independent directors and that it sessions at regular intervals, we consider that any minimum requirements in this respect have been met.

100

RELATIONS WITH SHAREHOLDERS

16) Information to Shareholders. The Board must report whether it encourages periodical informational meetings with shareholders other than shareholders’ meetings.

The Board of Directors maintains its shareholders informed through various means, mostly, electronic. Thus, for instance, meeting attendance by remote communication equipment allows the Company to provide details and/or further explanation to foreign shareholders at the time of releasing its quarterly and annual financials.

The Company also has a web-site where it posts updated information and has appointed an officer in charge of investors relations from amongst the staff of the Corporate Finance Department.

Ever since 2003 the Company has been publishing in its web-site annual reports on financial statements and special quarterly earnings reports with a focus on those matters that can be of special interest to shareholders and investors.

In addition, the Company arranges presentations to the market and road shows concerning debt instrument issuances to respond to shareholders and investors’ enquiries.

17) Response to shareholders’ concerns and enquiries. The Board of Directors must specify whether the Company relies on a specific office for dealing with shareholders’ concerns and enquiries, except for those that may affect the Company’s future strategy or plans.

If any such arrangements were in place, the Board is to report on its duty to produce periodical reports on the matters consulted to be subsequently disclosed to shareholders, corporate governance bodies and regulators.

The Company has appointed an officer in charge of shareholders’ concerns and enquiries. The job title is Investors Relations Officer and has been appointed from amongst the staff of the Corporate Finance Department.

The Board analyzes the advisability and suitability of preparing general periodical reports to post in its website which could be of general interest to its shareholders in view of the concerns and enquiries voiced by investors, and always exercising care so that the Company’s strategic position is not adversely affected.

18) Minority Shareholder Presence at Shareholders’ Meetings. The Board of Directors is to render a well-grounded opinion as to the advisability of taking particular action to foster minority shareholder attendance at shareholders’ meetings.

The Company complies in full with the Argentine Companies Law and with the regulations laid down by local regulators (CNV) and the US regulators (SEC): such rules and regulations provide for multiple mechanisms for minority shareholder attendance at shareholders’ meetings. Their attendance at shareholders’ meetings is strictly accounted for and they exercise their rights to vote and to voice their opinions.

Additionally, as soon as the shareholders’ meetings are called, the Company performs a survey and a control of its minority and institutional shareholders, through Caja de Valores S.A. (shares) and Bank of New York (ADRs), proactively encouraging them to timely obtain any certification they may need to attend general and/or special shareholders’ meetings in due time.

101

19) The market for Tender Offers. The Board of Directors must analyze, based on the interests of minority shareholders, the advisability of resorting to the market for tender offers. If so, it must recommend specific measures to be adopted by the Company to foster the formation of such mechanism.

In particular, the Board is to primarily furnish grounds for its decision to adhere or not to the mandatory public tender offer regime (tag-along provisions).

Even though the Company has recently resorted to tender offers, in instances known by the controlling authorities, in the light of the conditions prevailing in the market and to safeguard the interests of shareholders, the Board of Directors does not think it advisable that tag-along provisions and/or a market for tender offers should be in place.

Pursuant to a resolution adopted by the Company’s shareholders’ meeting, the Company does not adhere to the mandatory public tender offer regime. The Board does not deem it necessary to recommend changes in this respect.

20) Dividend Policy. The Board of Directors must assess, in accordance with the Company’s particular conditions, the suitability of establishing policies for payment of cash dividends and must explain the conclusions reached and the reasons for such conclusions. If applicable, it must describe the mechanism applied to propose to the Shareholders’ Meeting whether or not to pay dividends.

The Company is under certain restrictions regarding the payment of dividends arising from financial covenants undertaken by it, which circumstance is generally known by the market. Notwithstanding, at present the Board of Directors does not deem it necessary to be governed by any specific policy in this regard.

COMMUNITY RELATIONS

21) Internet Communications. The Board of Directors must report whether the Company has its own, freely accessible web-site, where it posts information that is updated, easy to understand, sufficient and differentiated by target audience and whereby the Company provides information and responds to user concerns.

The Company has its own web-site http://www.irsa.com.ar/ to receive users’ inquiries, complaints and reports.

22) Web-site requirements. Should the Company rely on a web-site, the Company must guarantee that the information transmitted through electronic media should meet the highest confidentiality and integrity standards whilst simultaneously preserving information and maintaining any requisite logs.

The Company guarantees that the information posted in the web-site should meet the standards that are customary in these types of web-sites.

COMMITTEES

23) Committee to be chaired by an Independent Director. The Board of Directors must render an opinion as to the advisability of the Audit Committee being at all times chaired by an independent member.

102

The Board of Directors has decided as from the creation of its Audit Committee that it must be chaired by an independent director.

24) Rotation of Statutory Auditors and External Auditors. The Board of Directors must analyze the advisability of the Company having in place specific policies concerning rotation in Supervisory Committee membership and/or rotation of External Auditors; and in connection with the latter, whether the rotation includes the external audit firm or only the individuals.

The Audit Committee must assess on an annual basis the skills, independence and performance of the external audit and of the members of the audit committee.

The Company complies with the rotation requirement mentioned above, which, according to the rules and regulations of the CNV and the standards laid down by the Professional Council in Economic Sciences of the City of Buenos Aires, is mandatory. The Audit Committee assesses on annual basis the performance of the External Auditor and of the members of the audit team as per applicable rules and regulations and issues the respective reports to be submitted to the consideration of the Shareholders’ Meetings.

25) Dual capacity as Statutory Auditor and as External Auditor. The Board of Directors must consider if it is advisable that the members of the Supervisory Committee should also discharge functions as external auditors and/or belong to the firm that renders external audit services to the Company.

The Board of Directors considers that such dual capacity is admissible. And that is also the position adopted by the Shareholders’ Meeting that is required to consider, on an annual basis, such circumstance upon considering performance for the year and appointments.-

26) Compensation Systems. The Board of Directors is to render an express pronouncement on whether it is adequate or not to rely on a Remuneration Committee made up by non-executive directors and entrusted with the mission to establish clear director remuneration policies with special focus on respect for by-laws and/or contractual limitations based on the availability or not of profits.

If created, the Remuneration Committee is responsible for laying down Company policy concerning remuneration and benefits and it is therefore equally responsible for:

a) Reviewing and assessing its internal regulations on an annual basis and submitting any changes to consideration by the Board for its approval.

b) Reporting every year to the Board of Directors the valuation guidelines followed to determine the level of remuneration of the Company’s directors, senior management, advisors and consultants compared to companies sampled as comparable and recommending the amount of the remuneration to be paid to the Company’s directors, senior management, advisors and consultants;

c) Reviewing the competitive position of the Company’s policies and practices in connection to remunerations and benefits and approve any requisite changes;

d) Managing the stock option system;

e) Having a minimum numerical composition of three members;

f) Having a majority of independent directors;

g) Regularly reporting to the Board of Directors on the actions taken and the issues discussed in their meetings;

103

h) Meeting at least twice a year;

i) Requesting external advice if necessary;

j) Reporting the guidelines for determining the retirement plans of directors and of senior management.

The Chairman of the Remuneration Committee must be available to attend the Shareholders’ Meeting convened to approve Board remuneration in order to explain the Company’s policies.

Each member of the Remuneration Committee must evidence sufficient skills and experience in human resources, compensation policies and risk management.

The Board of Directors deems it adequate to not create a Remuneration Committee: the Board, given its inherent nature, establishes the remuneration of its officers in full compliance with the Argentine Companies Law.

In order to foster the continued development of its human capital and to fill vacant job positions with the persons fittest for the position from within the Company’s own ranks or from outside the Company, the Human Resources department has as a priority to train, to foster career advancement and to determine a competitive compensation package in harmony with the market conditions which are periodically monitored.

27) Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee must lay down the standards and procedures inherent in the selection of directors and key executives and must determine the Company’s Corporate Governance policies and oversee their enforcement.

To that end it must:

a) Review and assess every year its internal regulations and propose to the Board any changes necessary for the Board’s approval;

b) Lay down the criteria that will guide the selection of new directors, the CEO and key executives;

c) Design the succession plans for the CEO and for key executives;

d) Identify and recommend the candidates for Board membership to be proposed by the Committee to the Shareholders’ Meeting;

e) Recommend the directors proposed for membership in the various Board committees;

f) Lay down the policies and procedures to assess the performance of the CEO and of the key executives;

g) Recommend and draft the standards and procedures that will guide the Company’s Corporate Governance practices and supervise their enforcement considering that all the aspects herein included must be contemplated;

h) Recommend alternatives for improving the performance of the Board of Directors and its Committees; and

i) Suggest mechanisms for improving relations and communications between the Company and its shareholders.

The Shareholders’ Meeting is responsible for choosing the regular and alternate directors according to current rules and regulations.

In turn, the Board is responsible for performing the functions that are conferred to it pursuant to the rules and regulations in force as detailed in the heading.

As of the date hereof, the Company does not have in place a Nominations and Corporate Governance Committee.

104

28) Policy of Non-discrimination in Board membership. The Nominations and Corporate Governance Committee is to take all measures necessary so that the appointment of members to the Board should not be impeded on account on any form of discrimination.

The Company abides fully by Argentine rules and regulations that repudiate all types of discrimination.

City of Buenos Aires, September 8, 2011.

Saúl Zang
Vicepresident I acting as president

105

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Consolidated Financial Statements

As of and for the fiscal years

ended June 30, 2011 and 2010

Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of June 30, 2011

Presented in comparative form with the previous fiscal year. Stated In thousands of pesos

Fiscal year No. 68 beginning July 1st, 2010

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the
Superintendence of Corporations:	213,036

Duration of the Company:	April 5, 2043

Controlling Company:	Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.)

Corporate Domicile:	Moreno 877, 23th floor, Autonomous City of Buenos Aires

Principal Activity:	Agricultural, livestock and real estate investment

Shareholding:	57.70%

Information related to subsidiaries is shown in Note 1.a.

CAPITAL COMPOSITION (Note 14 a. to the Basic Financial Statements)

Type of share	Authorized for Public Offer of	In thousands of pesos
	Shares (*)	Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition

1

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Balance Sheets as of June 30, 2011 and 2010

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2011	June 30, 2010		June 30, 2011	June 30, 2010
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4)	168,170	71,175	Trade accounts payable (Note 11)	153,149	315,614
Investments (Note 5)	210,183	259,168	Customer advances (Note 12)	232,863	210,102
Accounts receivable, net (Note 6)	248,998	359,529	Short -term debt (Note 13)	683,813	609,190
Other receivables (Note 7)	155,169	240,891	Salaries and social security payable (Note 14)	35,792	37,375
Inventories (Note 8)	262,660	259,569	Taxes payable (Note 15)	119,053	101,111

Total Current Assets	1,045,180	1,190,332	Other liabilities (Note 16)	79,068	65,338

			Subtotal Current Liabilities	1,303,738	1,338,730

			Provisions (Note 17)	2,019	2,890

			Total Current Liabilities	1,305,757	1,341,620

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 11)	47	23,368
NON-CURRENT ASSETS			Customer advances (Note 12)	94,244	90,370
Accounts receivable, net (Note 6)	14,300	42,123	Long-term debt (Note 13)	1,756,919	1,031,528
Other receivables (Note 7)	161,331	187,182	Taxes payable (Note 15)	328,692	110,441
Inventories (Note 8)	89,441	55,088	Other liabilities (Note 16)	18,129	62,021

Investments (Note 5)	1,946,145	1,480,805	Subtotal Non-Current Liabilities	2,198,031	1,317,728

Fixed assets, net (Note 9)	3,405,851	2,692,637	Provisions (Note 17)	12,881	7,940

Intangible assets, net	42,362	54,397	Total Non-Current Liabilities	2,210,912	1,325,668

Subtotal Non-Current Assets	5,659,430	4,512,232	Total Liabilities	3,516,669	2,667,288

Negative Goodwill, net (Note 10)	(389,300)	(69,123)	Minority interest	316,826	563,107

Total Non-Current Assets	5,270,130	4,443,109	SHAREHOLDERS’ EQUITY	2,481,815	2,403,046

Total Assets	6,315,310	5,633,441	Total Liabilities and Shareholders’ Equity	6,315,310	5,633,441

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang
Vicepresident I Acting as President

2

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Income

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos, except “earnings per share” (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2011	June 30, 2010
Revenues	1,441,930	1,323,326
Costs	(600,755)	(475,295)

Gross profit	841,175	848,031

Selling expenses	(106,704)	(185,401)
Administrative expenses	(200,359)	(195,291)

Subtotal	(307,063)	(380,692)

Gain from recognition of inventories at net realizable value	45,442	33,831
Net gain from retained interest in securitized receivables	4,707	37,470
Gain from operations and holdings of real estate assets, net	1,140	1,091

Operating income (Note 3)	585,401	539,731

Amortization of negative goodwill, net	17,427	1,641
Financial results generated by assets:
Interest income	20,000	20,204
Foreign exchange gain	23,340	6,774
Other holding (loss) gain	(2,898)	8,197

Subtotal	40,442	35,175

Financial results generated by liabilities:
Interest expense	(230,811)	(146,402)
Foreign exchange loss	(82,855)	(49,392)
Other financial expenses	(9,022)	(4,477)

Subtotal	(322,688)	(200,271)

Financial results, net (Note 18 a.)	(282,246)	(165,096)

Gain on equity investees	138,420	160,416
Other expenses, net (Note 18 b.)	(14,609)	(10,311)

Income before taxes and minority interest	444,393	526,381

Income tax and Minimum Presumed Income Tax (MPIT)	(104,524)	(148,427)
Minority interest	(57,765)	(43,453)

Net income for the year	282,104	334,501

Earnings per share (Note 13 to the Basic Financial Statements)
Basic net income per share	0.487	0.578
Diluted net income per share	0.487	0.578

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang
Vicepresident I Acting as President

3

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (1)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2011	June 30, 2010
CHANGES IN CASH AND CASH EQUIVALENTS
• Cash and cash equivalents as of the beginning of the year	151,354	185,942
• Cash and cash equivalents as of the end of the year	312,274	151,354

• Net increase (decrease) in cash and cash equivalents	160,920	(34,588)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
• Net income for the year	282,104	334,501
• Income tax and MPIT	104,524	148,427
Adjustments to reconcile net income to cash flows from operating activities:
• Gain on equity investees	(138,420)	(160,416)
• Amortization of negative goodwill, net	(17,427)	(1,641)
• Minority interest	57,765	43,453
• Gain from recognition of inventories at net realizable value	(45,442)	(33,831)
• Allowances and provisions	49,644	69,358
• Depreciation and amortization	174,732	161,622
• Accrued interest	194,063	134,251
• Financial results, net	91,881	(2,219)
• Gain from operations and holdings of real estate assets, net	(1,140)	(1,091)
• Gain for fixed assets retired	(255)	(23,687)
Changes in certain assets and liabilities net of non-cash transactions and effects of acquisitions:
• Increase in accounts receivable, net	(112,828)	(108,890)
• Increase in other receivables	(24,208)	(40,810)
• Decrease (Increase) in inventories	57,094	(28,807)
• Increase in other intangible assets, net	(3,051)	(2,316)
• (Decrease) Increase in trade accounts payable	(7,115)	24,684
• Decrease in customer advances, taxes payable, salaries and social security payable	(76,601)	(120,202)
• Decrease in other liabilities	(13,488)	(15,928)

Net cash provided by operating activities	571,832	376,458

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease in other investments	58,639	157
• Share-holding increase in equity investees	(320,879)	(253,167)
• Advance for sale of shares	—	19,951
• Advance payments for the acquisition of shares	(1,798)	(23,735)
• Acquisitions of undeveloped parcels of land	(185)	(11,930)
• Acquisitions and improvements of fixed assets	(87,637)	(156,530)
• Inflows (Outflows) for the acquisition of shares, net	(428,315)	2,707
• Payments for the acquisition of minority interest Tarshop S.A.	—	(1,574)
• Collection of loans granted, net	(1,217)	—
• Collection of dividends	11,119	3,904
• Collection of equity investees credits	51,292	—
• Acquisition of intangible assets	—	(5,615)
• Loans granted to related parties, net	(27,061)	(30,147)

Net cash used in investing activities	(746,042)	(455,979)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in short-term and long term debt	225,760	371,305
• Payment of short-term and long-term debt	(92,451)	(221,170)
• Payment of seller financing	(10,873)	(50,024)
• Capital contribution from minority shareholders	808	46,220
• Repurchase of debt	(155,624)	—
• Interest paid	(142,000)	(136,515)
• Proceeds/Expenses from issuance/repurchase of Non-Convertible Notes, net of expenses	149,995	(12,000)
• Payment of dividends	(247,934)	(55,385)
• Proceeds from issuance of Non-Convertible Notes, net of expenses	607,449	79,782
• Proceeds from issuance of short-term debt	—	22,720

Net cash provided by financing activities	335,130	44,933

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	160,920	(34,588)

(1)	Includes cash an banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang
Vicepresidente I Acting as President

4

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2011	June 30, 2010
Supplemental cash flow information
Income tax paid	72,844	34,310

Non-cash activities
• Increase in inventories through a decrease on fixed assets, net	2,947	43,984
• Issuance of Trust Certificates	—	8,646
• Increase in non-current investments through an increase in other liabilities	16,004	13,209
• Increase in non-current investments through a decrease in other receivables	70,620	—
• Increase in fixed assets net, through an increase in trade accounts payable	—	4,996
• Increase in minority interest, through a decrease in other liabilities	20,557	14,512
• Cumulative translation adjustment of investments	16,665	4,610
• Transfer of undeveloped parcels of land to inventories	3,030	7,789
• Decrease in inventories through a decrease in customer advances	1,920	3,310
• Decrease in other investments through an increase in inventories	64,150	—
• Decrease in inventories through an increase in non-current investments	14,451	—
• Increase in fixed assets through an increase in short-term and long-term debt	47,902	—
• Decrease in short-term and long-term debt through an increase in shareholders’ equity.	61,240	—
• Decrease in inventories through an increase in fixed assets, net	9,264	—
• Transfer of negative goodwill, net to intangible assets, net	—	20,873
• Decrease in non-current investments through an increase in other receivables	—	8,402
• Increase in intangible assets, net through an increase in other liabilities	—	7,545
• Decrease in undeveloped parcels of land through an increase in other receivables	—	6,359
• Capitalization of financial costs in fixed assets, net	—	5,331
• Increase in minority interest through a decrease in short-term and long-term debt	—	1,310

Composition of cash and cash equivalents at the year end
Cash and Banks	168,170	71,175
Current investments	210,183	259,168

Subtotal cash and banks and current investments	378,353	330,343

Less: (items not considered cash and cash equivalents)
• Retained interest in securitized receivables of Tarshop S.A. (CPs)	—	124,671
• Mutual funds	60,063	53,988
• Trust Debt Titles (TDFs)	—	2,846
• Stock shares	2,912	4,075
• Mortgage bonds issued by Banco Hipotecario S.A.	477	784
• Interest to collect- Cresud S.A.C.I.F. y A. non-convertible notes	2,615	—
• Other investments	12	48
• Allowance for impairment of CPs	—	(7,423)

Cash and cash equivalents	312,274	151,354

Saúl Zang
Vicepresident I Acting as President

5

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2011	June 30, 2010
Sale /Acquisition of subsidiaries
- Accounts receivable, net	(254,345)	11
- Other receivables	(59,359)	797
- Inventories	3,021	—
- Investments	(76,797)	(21,322)
- Fixed assets, net	780,577	289
- Intangible assets, net	—	11,278
- Trade accounts payable	164,486	(2,658)
- Short-term and long-term debts	88,215	—
- Salaries and social security payable	10,703	(87)
- Taxes payable	(238,866)	(23)
- Other liabilities	(10,866)	(5,294)
- Provisions	(214)	—

Net value of assets acquired/sold not considered cash and cash equivalents	406,555	(17,009)

- Sale of investments	15,327	(23,687)
- Remaining investment	28,967	—
- Minority interest	378,790	(897)
- Negative goodwill, net	(337,378)	21,380

Net value of assets acquired/sold	492,261	(20,213)

- Inventories to receive	—	8,200
- Seller financings	(33,403)	11,560
- Advances	(30,543)	(2,254)

Collection/Payment of cash from sale/acquisition of subsidiaries	428,315	(2,707)

Saúl Zang
Vicepresident I Acting as President

6

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Consolidated Financial Statements

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

Financial Statements have been prepared in constant currency.

The Company has consolidated its balance sheets at June 30, 2011, statements of income and cash flows for the fiscal years ended June 30, 2011 and 2010 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.C.E.”) and approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and by the National Securities Commission. All significant intercompany balances and transactions have been eliminated in consolidation. The Consolidated Financial Statements include the assets, liabilities and results of operations of the following controlled subsidiaries:

	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A. (1)	100.00	90.00	100.00	90.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”) (2)	94.89	63.35	94.89	63.35
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A.	100.00	100.00	100.00	100.00
Nuevas Fronteras S.A.	76.34	76.34	76.34	76.34
Torodur S.A. (3)	—	98.00	—	98.00
Unicity S.A. (1)	100.00	—	100.00	—

(1)	See Note 16.9 to the Basic Financial Statements
(2)	See Note 16.4 and 18.2. to the Basic Financial Statements
(3)	See Note 16.6 to the Basic Financial Statements

7

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

a.	(Continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries (of which the Company holds a direct interest) that follow have been included in the Consolidated Financial Statements, applying the proportionate consolidation method.

	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Cyrsa S.A. (“CYRSA”) (1)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (2)	50.00	50.00	50.00	50.00
Quality Invest S.A. (“Quality”) (3)	50.00	100.00	50.00	100.00

(1)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 22 A.1.).
(2)	The Company holds joint control of this company with Euromayor S.A.
(3)	The Company has joint control of this company with EFESUL S.A (See Note 16.11. to the Basic Financial Statements).

They also include assets, liabilities and net income of the companies controlled indirectly through subsidiaries.

b.	Comparative Information

The financial statements as of June 30, 2010 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of June 30, 2011.

c.	Additional information about Tarshop S.A.’s sale

On September 13, 2010, APSA sold 80% of Tarshop S.A.. Consequently, the Consolidated Financial Statements as of June 30, 2011 are not comparable with those issued as of June 30, 2010. The Consolidated Balance Sheet as of June 30, 2011, does not include Tarshop S.A.’s assets and liabilities, while the Statement of Income and the Statement of Cash Flows as of June 30, 2011 include income and cash flows, respectively, for the two-month period in which APSA still controlled it.

8

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

c.	(Continued)

The following table shows a summary of the effect that would have had Tarshop S.A.’s de-consolidation on the Balance Sheet as of June 30, 2010 and the Statement of Income and Statement of Cash Flows as of June 30, 2010.

Balance Sheet	Financial Statements as of June 30, 2010 Ps.	Tarshop S.A. as of June 30, 2010 Ps.	Financial Statements assuming the sale as of June 30, 2010 Ps.
Current Assets	1,190,332	(269,148)	921,184
Non- Current Assets	4,443,109	28,881	4,471,990

Total Assets	5,633,441	(240,267)	5,393,174

Current Liabilities	(1,341,620)	242,969	(1,098,651)
Non-Current Liabilities	(1,325,668)	(2,702)	(1,328,370)

Total Liabilities	(2,667,288)	240,267	(2,427,021)

Minority interest	(563,107)	—	(563,107)

Shareholders’ Equity	(2,403,046)	—	(2,403,046)

Statements of income	Financial Statements as of June 30, 2010 Ps.	Tarshop S.A. as of June 30, 2010 Ps.	Financial Statements assuming the sale as of June 30, 2010 Ps.
Revenues	1,323,326	(251,577)	1,071,749
Costs	(475,295)	92,825	(382,470)

Gross profit	848,031	(158,752)	689,279

Operating income (Note 3)	539,731	(54,088)	485,643

Gain on equity investees	160,416	43,127	203,543

Net income for the year	334,501	—	334,501

Statements of Cash Flow	Financial Statements as of June 30, 2010 Ps.	Tarshop S.A. as of June 30, 2010 Ps.	Financial Statements assuming the sale as of June 30, 2010 Ps.
Cash Flow:
- Provided by operating activities	376,458	79,446	455,904

- Used in investing activities	(455,979)	(37,321)	(493,300)

- Provided by (Used in) financing activities	44,933	(49,369)	(4,436)

9

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 1 a., have been prepared on a consistent basis with those applied by the Company. The Note 1 to the Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

In addition to the description in the Basic Financial Statements:

a.	Revenue recognition

•	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

10

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

a.	(Continued)

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. has shares of 99.999%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission rights and commissions for rental of advertising spaces. Revenues are recognized at the time that the transaction is successfully concluded.

•	Consumer Financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the year, irrespective of whether collection has or has not been made.

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

b.	Investments

•	Current investments

As of June 30, 2010 current investments included retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. In addition, it included public bonds, mutual funds and mortgage bonds carried at market value at year-end.

11

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

b.	(Continued)

•	Equity investees and other non-current investments

As of June 30, 2010 included retained interests in securitized receivables of Tarshop S.A., which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

In addition, the interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 22 B.3.ii), as of the date of issuance of these financial statements, APSA maintains a 20% investment in Tarshop S.A. which has been recognized by application of the equity method on account of the economic group being able to exercise significant influence on its decisions and of the economic group’s intention to maintain it as a long-term investment.

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

c.	Intangible assets, net

Intangible assets are carried at restated cost less accumulated amortization and corresponding allowances for impairment in value, if applicable. Included in the Intangible Assets caption are the following:

•	Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which will be amortized over the life of the concession agreement (see Note 22 B.1.), after the opening of the shopping center.

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

These expenses are amortized by the straight-line method in 3 years, starting upon the opening of the shopping center.

The net carrying value of these assets does not exceed their estimated recoverable value at year end.

12

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

c.	(Continued)

•	Non-compete agreement

These expenses were amortized by the straight-line method in 28 months, beginning from December 1st, 2009.

In the framework of the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus written off this intangible (See Note 22 B.3.).

d.	Negative Goodwill, net

Amortizations were calculated through the straight-line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the Negative Goodwill, net” caption of the Statement of Income. Goodwill related to the acquisition of interest in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at year end.

e.	Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the value of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the largest, thus reducing its value pro rata the units that are granted notarial titled deed. Liabilities in kind have been shown in the “Trade account payables”.

NOTE 3:	NET INCOME BY BUSINESS SEGMENT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of properties, Office and other Non-Shopping center Rental Properties, Shopping centers, Hotel Operations, Consumer financing and Financial operations and others.

13

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

A general description of each segment follows:

•	Development and Sale of properties

This segment includes the operating results of the Company’s construction and/or sale of property business.

•	Office and other Non-Shopping center Rental Properties

This segment includes the operating results of lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of shopping centers activities.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Consumer financing

This segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop S.A. (see Note 1 c.) and Metroshop S.A. (see Note 22 B.3.ii).

•	Financial operations and others

This segment primarily includes results related to securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company related to the banking industry.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.
The accounting policies of the segments are the same as those described in Note 1 to the Basic Financial Statements and in Note 2 to the Consolidated Financial Statements.

14

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

The following information provides the operating results from each business segment:

As of June 30, 2011

	Development and Sale of Properties	Office and Other Non- Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing (1)	Financial Operations and Others	Total
Revenues	341,074	164,618	674,779	192,883	68,576	—	1,441,930
Costs	(244,764)	(32,559)	(181,473)	(119,471)	(22,488)	—	(600,755)
Gross profit	96,310	132,059	493,306	73,412	46,088	—	841,175
Selling expenses	(15,396)	(5,283)	(40,229)	(20,923)	(24,873)	—	(106,704)
Administrative expenses	(41,425)	(43,734)	(67,935)	(40,318)	(6,947)	—	(200,359)
Subtotal	(56,821)	(49,017)	(108,164)	(61,241)	(31,820)	—	(307,063)
Gain from recognition of inventories at net realizable value	45,442	—	—	—	—	—	45,442
Net income from retained interest in securitized receivables	—	—	—	—	4,707	—	4,707
Gain from operations and holding of real estate assets, net	128	1,012	—	—	—	—	1,140
Operating income	85,059	84,054	385,142	12,171	18,975	—	585,401
Amortization of negative goodwill, net	981	725	15,621	—	100	—	17,427
Financial results, net	(16,714)	(38,369)	(121,991)	(11,326)	(26,820)	(67,026)	(282,246)
Gain on equity investees	443	—	41	9,682	9,298	118,956	138,420
Other income (expenses), net:	(1,621)	—	(2,745)	1,040	9,245	(20,528)	(14,609)
Income before taxes and minority interest	68,148	46,410	276,068	11,567	10,798	31,402	444,393
Income tax and Minimum Presumed Income Tax (MPIT)	(3,351)	2,840	(104,750)	(7,046)	5,212	2,571	(104,524)
Minority interest	768	—	(39,374)	(19,161)	—	2	(57,765)
Net income for the year	65,565	49,250	131,944	(14,640)	16,010	33,975	282,104

Depreciation and amortization (b)	180	25,315	132,592	14,369	2,276	—	174,732
Acquisition of fixed assets, net and intangible assets, net	76	38,424	751,044	8,145	3,003	—	800,692
Non-current investments in equity investees	84,062	207,074	—	277,248	49,459	923,807	1,541,650

Operating assets	671,738	1,367,767	2,413,943	202,633	26,198	367,427	5,049,706
Non-operating assets	40,754	44,846	(175,462)	36,913	22,510	1,296,043	1,265,604
Total assets	712,492	1,412,613	2,238,481	239,546	48,708	1,663,470	6,315,310

Operating liabilities	24,491	137,990	402,523	39,030	31,112	—	635,146
Non-operating liabilities	483,151	436,886	1,568,627	198,135	—	194,724	2,881,523
Total liabilities	507,642	574,876	1,971,150	237,165	31,112	194,724	3,516,669

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income
(1)	See Note 1.c.

15

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

The following information provides the operating results from each business segment:

As of June 30, 2010

	Development and Sale of Properties	Office and Other Non- Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing (1)	Financial Operations and Others	Total
Revenues	225,567	154,164	518,355	159,894	265,346	—	1,323,326
Costs	(83,145)	(30,868)	(158,915)	(102,897)	(99,470)	—	(475,295)
Gross profit	142,422	123,296	359,440	56,997	165,876	—	848,031
Selling expenses	(2,388)	(4,452)	(37,134)	(16,509)	(124,918)	—	(185,401)
Administrative expenses	(35,079)	(45,679)	(54,335)	(35,074)	(25,124)	—	(195,291)
Subtotal	(37,467)	(50,131)	(91,469)	(51,583)	(150,042)	—	(380,692)
Gain from recognition of inventories at net realizable value	33,831	—	—	—	—	—	33,831
Net income from retained interest in securitized receivables	—	—	—	—	37,470	—	37,470
Gain from operations and holding of real estate assets, net	730	361	—	—	—	—	1,091
Operating income	139,516	73,526	267,971	5,414	53,304	—	539,731
Amortization of negative goodwill, net	844	863	561	—	(627)	—	1,641
Financial results, net	(8,868)	(18,487)	(87,564)	(15,697)	(18,921)	(15,559)	(165,096)
Gain on equity investees	1,907	—	40	5,990	—	152,479	160,416
Other income (expenses), net:	—	—	(1,321)	2,604	(1,984)	(9,610)	(10,311)
Income before taxes and minority interest	133,399	55,902	179,687	(1,689)	31,772	127,310	526,381
Income tax and Minimum Presumed Income Tax (MPIT)	(45,541)	(15,250)	(68,086)	207	(10,473)	(9,284)	(148,427)
Minority interest	140	—	(48,373)	4,938	(158)	—	(43,453)
Net income for the year	87,998	40,652	63,228	3,456	21,141	118,026	334,501

Depreciation and amortization (b)	373	24,535	112,675	16,138	7,994	—	161,715
Acquisition of fixed assets, net and intangible assets, net	—	102,040	56,998	3,727	1,696	—	164,461
Non-current investments in equity investees	27,238	—	—	204,553	—	815,068	1,046,859

Operating assets	582,204	991,750	1,780,777	210,675	277,486	204,553	4,047,445
Non-operating assets	75,444	97,002	153,540	37,576	49,785	1,172,649	1,585,996
Total assets	657,648	1,088,752	1,934,317	248,251	327,271	1,377,202	5,633,441

Operating liabilities	36,863	173,187	355,185	38,451	174,254	—	777,940
Non-operating liabilities	331,373	301,564	802,927	178,211	122,714	152,559	1,889,348
Total liabilities	368,236	474,751	1,158,112	216,662	296,968	152,559	2,667,288

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income
(1)	See Note 1.c.

16

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2011	June 30, 2010
Cash on hand	1,768	4,883
Bank accounts	166,402	60,500
Checks to be deposited	—	5,792

	168,170	71,175

NOTE 5:	INVESTMENTS

The breakdown for this item is as follows:

	June 30, 2011	June 30, 2010
Current
Mutual funds	204,167	134,167
Stock shares	2,912	4,075
Retained interest in securitized receivables (CPs)	—	124,671
Mortgage bonds issued by Banco Hipotecario S.A.	477	783
Other investments	12	49
TDFs	—	2,846
Interest receivable Non-Convertible Notes Cresud S.A.C.I.F. y A. (Note 24 B.4.)	2,615	—
Allowance for impairment of CPs	—	(7,423)

Total Current	210,183	259,168

Non-current
Banco Hipotecario S.A. (1)	917,690	809,072
Banco de Crédito & Securitización S.A. (Note 16.12. to the Basic Financial Statements)	6,117	5,996
Hersha Hospitality Trust (Note 22 A.2.)	277,248	204,553
New Lipstick LLC (Note 22 A.3.)	115,946	—
Rigby 183 LLC (Note 22 A.6.)	91,128	—
Tarshop S.A. (Note 22 B.3.ii)	49,459	—
TGLT S.A. (Note 22 B.12.)	56,381	—
Manibil S.A. (Note 19.2. to the Basic Financial Statements)	27,681	27,238
Advance payments for the acquisition of shares (Note 16.4. and 16.12 to the Basic Financial Statements and Note 22 B.1. and B.9.)	1,797	23,735
Non-convertible Notes Cresud S.A.C.I.F. y A. (Note 24 B.4.)	7,706	—
Retained interest in securitized receivables	—	18,458
Other investments	501	144
Allowance for impairment of CPs	—	(1,165)

Subtotal	1,551,654	1,088,031

17

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	(Continued)

	June 30, 2011	June 30, 2010
Undeveloped parcels of land:
Santa María del Plata	158,742	140,584
Puerto Retiro (2)	54,370	54,600
Beruti plot of land (Note 22 B.6.)	—	52,934
Caballito plot of land	45,814	36,745
Patio Olmos (Note 22 B.4.)	33,475	32,949
Zetol plot of land (Note 22 A.5.)	31,721	14,348
Air Space Coto (Note 22 B.7.)	16,110	13,188
Construction rights on Soleil Factory	6,676	—
Torres Rosario plot of land	—	11,166
Vista al Muelle plot of land (Note 22 A.5.)	22,140	8,292
Canteras Natal Crespo	5,779	5,705
Pilar	3,408	3,408
Torres Jardín IV	—	3,030
Other undeveloped parcels of land	16,256	15,825

Subtotal	394,491	392,774

Total non-current	1,946,145	1,480,805

(1)	As of June 30, 2011 and June 30, 2010, includes Ps. 21,863 and Ps. 25,884, respectively, as goodwill and higher and lesser values. As of June 30, 2011 and 2010 represents 446,515,208 and 420,455,953 shares with a quoted value at closing equivalent to Ps. 2.36 and Ps.1.44 per share, respectively.
(2)	See Note 21 A.(i).

18

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	ACCOUNT RECEIVABLE, NET

The breakdown for this item is as follows:

	June 30, 2011		June 30, 2010
	Current	Non-current	Current	Non-current
Leases and services and from the sale of properties receivables	97,025	14,300	76,578	17,150
Checks to be deposited	95,226	—	60,695	—
Consumer financing receivables	70,248	—	245,538	25,824
Hotel receivables	9,954	—	11,186	—
Related parties (Note 19)	8,767	—	8,033	—
Receivables with collection agents	4,869	—	4,532	—
Pass-through expenses receivables	18,953	—	19,917	—
Debtors under legal procedures	48,954	—	42,117	—
Receivables from the sale of fixed assets	4,034	—	—	—
Notes receivables	5,987	—	4,207	399
Credit cards receivables	497	—	877	—
Less:
Allowance for leases, services and from sale of properties receivables	(55,055)	—	(51,099)	—
Allowance for consumer financing receivables	(59,891)	—	(62,335)	(1,250)
Allowance for hotel receivables	(570)	—	(717)	—

	248,998	14,300	359,529	42,123

19

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2011		June 30, 2010
	Current	Non-current	Current	Non-current
Related parties (Note 19)	42,270	415	45,404	15,010
Metropolitan 885 Third Ave. LLC, put option (Note 22 A.3.)	—	—	48,461	—
Prepaid expenses and services	43,632	3,114	36,969	2,609
Receivable from the sale of shares (1)	—	—	35,772	—
Value Added Tax (“VAT”)	42,386	49,059	30,929	64,386
Gross revenue tax	6,947	1,067	8,151	935
Guarantee deposits re. securitization programs (Note 21 B.(ii))	—	—	5,427	—
Consumer financing receivables	—	—	4,880	—
MPIT	1,824	84,492	1,056	62,791
Income tax, net	2,373	—	2,680	—
Loans granted, net	644	—	859	195
Deferred Income Tax	—	30,383	—	55,876
Mortgage receivable	—	2,208	—	2,208
Tax on bank credit and debit	—	36	—	—
Others (2)	15,093	4,442	20,303	1,197
Less:
Allowance for doubtful mortgage receivable	—	(2,208)	—	(2,208)
Present value – other receivables	—	(11,677)	—	(15,817)

	155,169	161,331	240,891	187,182

(1)	See Note 16.9 to the Basic Financial Statements
(2)	Includes restricted cash (see Note 21 B. (iii))

20

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	June 30 ,2011		June 30 ,2010
	Current	Non-current	Current	Non-current
Horizons (Note 22 A.1.)	209,458	—	208,644	—
Caballito Nuevo (1)	5,473	—	25,808	6,654
Rosario plot of land (2)	25,511	—	8,728	—
Units to be received Beruti (3)	—	23,309	—	—
Credit from barter transaction of Caballito (TGLT) (Note 19) (4)	—	51,999	—	—
Credit from barter transaction of Caballito (Cyrsa) (Note 19) (5)	—	—	—	18,970
El Encuentro (6)	4,432	1,486	4,938	5,318
Torres Rosario (Note 22 B.5.)	9,320	4,388	3,379	7,644
Plots of land receivable Pereiraola (7)	—	8,200	—	8,200
Inventories (hotel operations)	3,575	—	3,141	—
Abril	1,085	—	1,763	—
Caballito plot of land	—	—	—	6,794
Other inventories	3,806	59	3,168	1,508

	262,660	89,441	259,569	55,088

(1)	See Note 5 (3) to the Basic Financial Statements.
(2)	See Note 22 B.10. ii).
(3)	See Note 22 B.6.
(4)	See Note 16.13. to the Basic Financial Statements.
(5)	See Note 5 (1) to the Basic Financial Statements.
(6)	See Note 5 (4) to the Basic Financial Statements.
(7)	See Note 16.5. to the Basic Financial Statements.

21

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	June 30, 2011	June 30, 2010
Hotels
Llao-Llao	75,207	79,176
Intercontinental	52,288	54,599
Libertador	41,091	40,673
Bariloche plots of land	21,900	21,900

Subtotal Hotels	190,486	196,348

Office buildings
Edificio República	215,535	219,777
Torre BankBoston	152,498	155,196
Bouchard 551	148,242	150,570
Intercontinental Plaza	78,394	82,408
Dot Baires Office Building	105,144	79,593
Bouchard 710	64,277	65,261
Dique IV	62,218	64,620
Maipú 1300	36,904	38,287
Costeros Dique IV	18,523	19,111
Libertador 498	12,024	14,657
Suipacha 652	10,484	10,936
Avda. De Mayo 595	4,255	4,489
Dock del Plata	—	864
Madero 1020	197	218
Rivadavia 2768	191	217
Sarmiento 517	244	197

Subtotal Office buildings	909,130	906,401

Other fixed assets
Catalinas Norte plot of land	102,666	100,804
Santa María del Plata	12,508	12,496
Constitución 1159	6,387	5,427
Museo Renault	4,692	4,785
Thames (See Note 23.1 to the Basic Financial Statements)	3,897	3,897
Casona Abril	2,525	2,728
Constitución 1111	854	897
Alto Palermo Park	542	546
Predio San Martín	69,994	—
Other	5,350	4,605

Subtotal Other fixed assets	209,415	136,185

22

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	(Continued)

	June 30, 2011	June 30, 2010
Shopping Center
Dot Baires	495,836	570,292
Abasto	325,352	163,556
Alto Palermo	279,937	134,984
Patio Bullrich	136,466	89,638
Soleil Factory	68,578	—
Mendoza Plaza	123,312	80,552
Alto Rosario	138,472	77,401
Alto Avellaneda	169,456	73,454
Paseo Alcorta	133,090	70,663
Córdoba Shopping – Villa Cabrera (Note 24 B.1.)	78,527	68,958
Alto NOA	40,912	21,570
Suppliers advances	11,146	31,783
Neuquén Project (Note 24 B.2.)	17,063	12,389
Buenos Aires Design	18,103	9,459
Other fixed assets	28,820	30,593
Other properties	22,486	18,411
Units to be received Beruti	9,264	—

Subtotal Shopping Center	2,096,820	1,453,703

Total	3,405,851	2,692,637

NOTE 10:	NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	June 30, 2011	June 30, 2010

Goodwill:
Alto Palermo S.A.	20,194	19,245
Torre BankBoston	5,481	5,690
Museo Renault	2,951	3,113
Conil S.A.	506	506
Fibesa S.A	—	342
Emprendimiento Recoleta S.A.	59	—
Empalme S.A.I.C.F.A. y G.	1,688	—
Mendoza Plaza Shopping S.A.	2,552	—
Soleil Factory	4,978	—

Subtotal goodwill	38,409	28,896

23

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:	(Continued)

	June 30, 2011	June 30, 2010
Negative goodwill:
Alto Palermo S.A. (Note 16.4 to the Basic Financial Statements)	(358,080)	(43,330)
Palermo Invest S.A.	(38,180)	(40,316)
Empalme S.A.I.C.F.A. y G.	(7,815)	(8,450)
Mendoza Plaza Shopping S.A.	(5,335)	(5,661)
Unicity S.A.	(3,601)	—
Emprendimiento Recoleta S.A.	(186)	(262)
Soleil Factory	(14,349)	—
Conil S.A.	(163)	—

Subtotal negative goodwill	(427,709)	(98,019)

Total negative goodwill, net	(389,300)	(69,123)

NOTE 11:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	June 30 ,2011		June 30 ,2010
	Current	Non-current	Current	Non-current
Suppliers	42,414	47	169,473	11,210
Accruals	60,830	—	71,856	—
Liabilities in kind “Horizons” (See Note 22 A.1.)	36,443	—	46,451	—
Related parties (Note 19)	9,905	—	25,651	12,158
Others	3,557	—	2,183	—

	153,149	47	315,614	23,368

NOTE 12:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30 ,2011		June 30 ,2010
	Current	Non-current	Current	Non-current
Customers advances	137,020	—	135,030	—
Admission rights	60,822	66,885	51,194	59,469
Lease advances	35,021	27,359	23,878	30,901

	232,863	94,244	210,102	90,370

24

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	June 30 ,2011		June 30 ,2010
	Current	Non-current	Current	Non-current
Bank overdrafts	420,032	—	314,120	—
Bank loans(1)	128,448	27,585	133,813	52,767
Short-term notes	—	—	23,019	—
Non-Convertible Notes – APSA 2011 US$ 6 M(7)	—	—	25,813	—
Non-Convertible Notes – APSA 2011 US$ 55 M (7)	—	—	44,165	—
Non-Convertible Notes – APSA 2012 US$ 154 M (6)	28,889	—	26,695	26,455
Convertible Notes- APSA 2014 – US$ 50 M (5)	3	4,640	2,719	60,890
Non-Convertible Notes – APSA 2017 US$ 120 M (4) (Note 19)	4,490	432,591	2,917	294,286
Non-Convertible Notes– 2017 (3) (Note 19)	20,960	612,419	20,009	584,694
Non-Convertible Notes – 2020 (3)	30,800	598,116	—	—
Related parties (Note 19)	2,345	—	—	—
Seller financing (2)	47,846	81,568	15,920	12,436

	683,813	1,756,919	609,190	1,031,528

(1)	Balances as of June 30, 2011 includes:
(a)	Ps. 28,728 as current balance and Ps. 27,585 as a non-current balance related to debt for purchase República building. (see Note 8 (1) a) to the Basic Financial Statements).
(b)	Ps. 50,240 as current corresponding to a loan granted by Banco de la Nación Argentina due in July 2011 at a nominal fixed rate of 13% per annum.
(c)	Ps. 18,984 current balance corresponding to Hoteles Argentinos S.A.’s mortgage loan. (Note 21.A.(ii)).
(d)	Ps. 30,000 as current loan granted by Banco Provincia due in May 2012 at a nominal fixed rate of 14% per annum.
(e)	Ps. 496 related to loans granted by different financial institutions.
(2)	The balance as of June 30, 2011 includes mainly:
(a)	Ps. 18,116 as current balance and a Ps. 14,796 as non-current balance to the debt from acquisition of Zetol S.A. (See Note 22 A.5.).
(b)	Ps. 8,900 as current balance related to the seller financing for purchase of Arcos del Gourmet S.A. (See Note 22 B.1.)
(c)	Ps. 4,714 as current balance and Ps. 35,125 as non-current balance related to the seller financing of Goodwill of Soleil Factory. (See Note 22 B.2.).
(d)	Ps. 16,116 as current balance and Ps. 31,647 as non-current balance related to the debt for purchase of Predio San Martín.
(3)	See Note 17 to the Basic Financial Statements.
(4)	See Note 23 A.2. disclosed net of the issuance debt costs to be accrued for Ps. 2,692 and Ps. 6,126 lower value. See Note 18.1 to the Basic Financial Statements
(5)	Corresponds to the outstanding balance of Convertible Notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 23 A.1., net of the CNB underwritten by the Company for Ps.5,861 current and Ps. 130,444 non- current. As of June 30, 2011, the current balance includes a higher value of Ps. 4,569.
(6)	See Note 23 A.2. disclosed net of the Notes held by the Company for Ps. 13,367 and issuance debt costs to be accrued for Ps. 28 and Ps. 2,288 of higher value.
(7)	See Note 23 A.2.

25

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	SALARIES AND SOCIAL SECURITY PAYABLE

The breakdown for this item is as follows:

	June 30, 2011	June 30, 2010
Provision for vacation and bonuses	27,333	27,038
Social Security payable	7,596	8,830
Salaries payable	61	1,004
Others	802	503

	35,792	37,375

NOTE 15:	TAXES PAYABLE

The breakdown for this item is as follows:

	June 30 ,2011		June 30 ,2010
	Current	Non-current	Current	Non-current
Income tax provision, net	57,791	—	38,213	—
Tax amnesty plan for income tax	1,759	17,386	1,559	19,145
VAT payable	21,615	—	17,308	—
Tax payment facilities plan for VAT	—	—	13,235	—
MPIT, net	12,054	—	10,512	12
Gross revenue tax payable	5,233	—	3,636	—
Tax withholdings	6,276	—	10,177	—
Provision for tax on shareholders personal assets	3,961	—	4,055	—
Tax amnesty plan for gross revenue tax	1,464	832	485	1,320
Tax amnesty plan for ABL	486	1,927	815	2,372
Deferred Income Tax	—	308,547	—	87,592
Others	8,414	—	1,116	—

	119,053	328,692	101,111	110,441

26

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30 ,2011		June 30 ,2010
	Current	Non-current	Current	Non-current
Accrual for Directors’ fees (1) (Note 19)	15,612	—	24,412	—
Advances for sale of Tarshop S.A. shares (Note 19 and Note 22 B.3.(ii))	—	—	21,070	—
Guarantee deposits	4,128	6,302	5,243	4,100
Debt with the former minority shareholder of Tarshop S.A. (Note 22 B.3.)	—	—	3,529	3,322
Payables to National Parks Administration (Note 20)	1,100	—	2,589	—
Below market leases (3)	—	—	1,308	—
Contributed leasehold improvements (Note 24 B.3.)	332	9,170	462	9,502
Other payable	16,004	—	—	—
Related parties (Note 19)	35,674	20	50	20
Loans with shareholders of related parties	—	252	—	19,989
Hersha option payable (2)	—	—	—	16,693
Commitment to provide (Note 22 A.3.)	—	—	—	5,897
Present value – other liabilities	—	(95)	—	(102)
Others	6,218	2,480	6,675	2,600

	79,068	18,129	65,338	62,021

(1)	Disclosed net of advances to directors’ fees for Ps. 37,544 and Ps. 23,387 as of June 30, 2011 and 2010, respectively.
(2)	Debt with minority shareholders of REIG.
(3)	See Note 1.5.I. to the Basic Financial Statements.

NOTE 17:	PROVISIONS

The breakdown for this item is as follows:

	June 30 ,2011		June 30 ,2010
	Current	Non-current	Current	Non-current
Allowance for contingencies	2,019	12,881	2,890	7,940

	2,019	12,881	2,890	7,940

27

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18 a.:	FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	June 30, 2011	June 30, 2010
Financial results generated by assets:
Interest income	16,630	16,484
Interest on discounting assets	3,370	3,720

Subtotal interest income	20,000	20,204

Foreign exchange gain	23,340	6,774

(Loss) gain on financial operations	(5,293)	8,197
Gain on derivative financial instruments	2,395	—

Subtotal other holding (loss) gain	(2,898)	8,197

Total financial results generated by assets	40,442	35,175

Financial results generated by liabilities:
Interest expense	(230,724)	(146,078)
Interest on discounting liabilities	(87)	(324)

Subtotal interest expense	(230,811)	(146,402)

Foreign exchange loss	(82,855)	(49,392)

Loss on derivative financial instruments	—	(2,582)
Others	(9,022)	(1,895)

Subtotal other financial expenses	(9,022)	(4,477)

Total financial results generated by liabilities	(322,688)	(200,271)

Total financial results, net	(282,246)	(165,096)

NOTE 18 b.:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2011	June 30, 2010
Other income:
Recovery of allowances	340	1,151
Sale of client base and assignment of portfolio	9,442	—
Others	979	385

Subtotal other income	10,761	1,536

Other expenses:
Donations	(7,020)	(5,592)
Tax on Shareholders’ personal assets	(4,278)	(4,323)
Provision for contingencies	(3,032)	(742)
Unrecoverable VAT	(3,347)	(514)
Others	(7,693)	(676)

Subtotal other expenses	(25,370)	(11,847)

Total Other expenses, net	(14,609)	(10,311)

28

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	COMPANIES UNDER LAW No. 19,550 SECTION 33 AND OTHER RELATED PARTIES

a. Balances as of June 30, 2011, compared to the balances as of June 30, 2010, held with related companies, persons and shareholders are as follows:

Related parties	Account receivables – current	Other receivables- current	Other receivables– non current	Inventories - Credit from barter transaction of Caballito	Trade accounts payable – current	Short-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	61	6	415	—	—	—	—	—	482
Banco Hipotecario S.A. (2)	225	—	—	—	(252)	—	—	—	(27)
Cactus Argentina S.A. (2)	28	—	—	—	(3)	—	—	—	25
Canteras Natal Crespo S.A. (4)	403	41	—	—	—	—	—	—	444
Consorcio Libertador (3)	140	16	—	—	(65)	—	(4)	—	87
Consorcio Torre Boston (3)	1,076	344	—	—	(836)	—	—	—	584
Consultores Assets Management S.A. (3)	997	29	—	—	(10)	—	—	—	1,016
Cresud S.A.C.I.F. y A. (5)	19	19,112	—	—	(71)	—	(15,778)	—	3,282
Cyrsa S.A. (4)	1,750	11	—	—	(1,725)	—	—	—	36
Directors (3)	2	155	—	—	—	—	(15,612)	(20)	(15,475)
Elsztain Managing Partners Ltd (3)	—	—	—	—	—	—	(53)	—	(53)
Elsztain Reality Partner Master Fund I (3)	—	48	—	—	—	—	(584)	—	(536)
Elsztain Reality Partner Master Fund II (3)	—	31	—	—	—	—	(275)	—	(244)
Elsztain Reality Partner Master Fund III (3)	—	77	—	—	—	—	—	—	77
Estudio Zang, Bergel y Viñes (3)	—	9	—	—	(1,241)	—	—	—	(1,232)
Fundación IRSA (3)	33	1	—	—	(1)	—	—	—	33
Futuros y Opciones.com S.A. (2)	16	—	—	—	(8)	—	—	—	8
Hersha Hospitality Trust (2)	—	2,690	—	—	—	—	—	—	2,690
Irsa Developments LP (2)	—	7	—	—	—	—	(4)	—	3
Real Estate Strategies LP (2)	—	64	—	—	—	—	(8)	—	56
Lipstick Management LLC (2)	—	448	—	—	—	—	—	—	448
Museo de los Niños (3)	1,781	—	—	—	(9)	—	—	—	1,772
New Lipstick LLC (2)	—	960	—	—	—	—	(622)	—	338
Personnel loans (3)	61	2,522	—	—	(146)	—	(1,000)	—	1,437
Puerto Retiro S.A. (4)	58	63	—	—	(5)	—	—	—	116
Quality Invest S.A. (4)	799	241	—	—	—	—	(16)	—	1,024
Tarshop S.A. (2)	660	13,715	—	—	(5,533)	—	(17,330)	—	(8,488)
TGLT S.A. (2)	658	1,680	—	51,999	—	(2,345)	—	—	51,992

Totals as of June 30, 2011	8,767	42,270	415	51,999	(9,905)	(2,345)	(51,286)	(20)	39,895

29

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

a.	(Continued)

Related parties	Account receivables – current	Other receivable- current	Other receivables– non current	Inventories- Credit from barter transaction of Caballito	Trade accounts payable current	Trade accounts payable – non current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	—	1	323	—	—	—	—	—	—	—	324
Banco Hipotecario S.A. (2)	354	—	—	—	(159)	—	—	—	(21,070)	—	(20,875)
Cactus Argentina S.A. (2)	18	—	—	—	(3)	—	—	—	—	—	15
Canteras Natal Crespo S.A. (4)	318	50	—	—	—	—	—	—	—	—	368
Consorcio Dock del Plata (3)	883	2	—	—	(10)	—	—	—	(3)	—	872
Consorcio Libertador (3)	—	20	—	—	(66)	—	—	—	(4)	—	(50)
Consorcio Torre Boston (3)	595	205	—	—	—	—	—	—	—	—	800
Consultores Assets Management S.A. (3)	817	29	—	—	(7)	—	—	—	—	—	839
Cresud S.A.C.I.F. y A. (5)	2,111	40,450	—	—	(23,667)	—	(4,831)	(91,829)	—	—	(77,766)
Cyrsa S.A. (4)	1,658	8	—	18,970	(983)	—	—	—	—	—	19,653
Directors (3)	2	169	—	—	(36)	—	—	—	(24,412)	(20)	(24,297)
Elsztain Managing Partners Ltd (3)	—	—	—	—	—	—	—	—	(27)	—	(27)
Estudio Zang, Bergel y Viñes (3)	—	22	—	—	(576)	—	—	—	—	—	(554)
Fundación IRSA (3)	41	5	—	—	—	—	—	—	—	—	46
Futuros y Opciones.com S.A. (2)	7	—	—	—	(6)	—	—	—	—	—	1
Hersha Hospitality Trust (2)	—	2,087	—	—	—	—	—	—	—	—	2,087
Irsa Developments LP (2)	—	—	—	—	—	—	—	—	(8)	—	(8)
Irsa Real Estate Strategies LP (2)	—	—	—	—	—	—	—	—	(8)	—	(8)
Metroshop S.A. (2)	—	—	14,687	—	—	(12,158)	—	—	—	—	2,529
Museo de los Niños (3)	1,111	—	—	—	(5)	—	—	—	—	—	1,106
Parque Arauco S.A. (1)	—	—	—	—	—	—	(2,716)	(60,822)	—	—	(63,538)
Personnel loans (3)	59	2,325	—	—	(128)	—	—	—	—	—	2,256
Puerto Retiro S.A. (4)	59	31	—	—	(5)	—	—	—	—	—	85

Totals as of June 30, 2010	8,033	45,404	15,010	18,970	(25,651)	(12,158)	(7,547)	(152,651)	(45,532)	(20)	(156,142)

30

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

b.	The Statement of Income balances for the fiscal years ended June 30, 2011 and 2010, held with related companies, persons and shareholders are as follows:

Related parties	Sale and fees for services	Leases	Interest and exchange differences	Other expenses, net	Fees	Share services – salaries and bonuses	Donations	Totals
Canteras Natal Crespo S.A. (4)	48	—	4	—	—	—	—	52
Consorcio Libertador S.A. (3)	123	12	—	—	—	—	—	135
Consorcio Dock del Plata S.A. (3)	78	—	—	—	—	—	—	78
Consultores Assets Management S.A. (3)	—	99	—	—	—	—	—	99
Cresud S.A.C.I.F. y A. (5)	—	705	(3,562)	—	—	(57,525)	—	(60,382)
Cyrsa S.A. (4)	—	8	—	—	—	—	—	8
Directors	—	—	(4)	—	(52,862)	—	—	(52,866)
Estudio Zang, Bergel y Viñes (3)	—	—	—	—	(6,044)	—	—	(6,044)
Fundación IRSA (3)	—	—	—	—	—	—	(3,134)	(3,134)
Inversiones Financieras del Sur S.A. (3)	—	—	516	—	—	—	—	516
Tarshop S.A. (2)	184	3,954	80	12,596	—	—	—	16,814
Parque Arauco S.A. (1)	—	—	(315)	—	—	—	—	(315)
Personnel Loans	—	—	209	—	—	—	—	209

Totals as of June 30, 2011	433	4,778	(3,072)	12,596	(58,906)	(57,525)	(3,134)	(104,830)

31

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

b.	(Continued)

Related parties	Sale and fees for services	Leases	Interest and exchange differences	Fees	Share services – salaries and bonuses	Donations	Totals
Canteras Natal Crespo S.A (4)	48	—	100	—	—	—	148
Consorcio Torre Boston (3)	54	—	—	—	—	—	54
Consorcio Dock del Plata S.A. (3)	195	—	—	—	—	—	195
Consorcio Libertador (3)	123	11	—	—	—	—	134
Cresud S.A.C.I.F. y A. (5)	—	957	(13,524)	—	(27,806)	—	(40,373)
Cyrsa S.A. (4)	146	48	—	—	—	—	194
Directors	—	—	(9)	(50,198)	—	—	(50,207)
Estudio Zang, Bergel y Viñes (3)	—	97	—	(4,223)	—	—	(4,126)
Fundación IRSA (3)	—	—	—	—	—	(423)	(423)
Parque Arauco S.A. (1)	—	—	(8,049)	—	—	—	(8,049)
Personnel Loans	—	—	12	—	—	—	12

Totals as of June 30, 2010	566	1,113	(21,470)	(54,421)	(27,806)	(423)	(102,441)

(1)	Shareholders of Alto Palermo S.A.
(2)	Subsidiary (direct or indirect).
(3)	Related party.
(4)	Joint control.
(5)	Shareholders.

32

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	NATIONAL PARKS ADMINISTRATION DISPUTE

Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, penalties and attorney´s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos.

On July 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State. On April 2010, LLR paid Ps. 13,122 in cash and bonds.

After LLR’s filing was duly notified to the plaintiff, the latter in turn stated that the amounts deposited were in line with the settlement that, having taken place on June 30, 2007, was eventually approved in the framework of these proceedings on December 5, 2007. As a result, the Argentine Agency of National Parks argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance, to be deposited by LLR would amount to US$ 659.

34

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	(Continued)

On June 10, 2010, LLR was notified of the newly-performed settlement: LLR filed an objection against it in due time and manner. On June 17, 2010, the court ordered that the plaintiff was to be served notice of the objection.

On August 6, 2010, the plaintiff filed a response to the most recent service of process. On September 10, 2010, the trial court judge resolved that the amount deposited by LLR is not sufficient to cover the amount of the payment order. An appeal against this resolution was filed on behalf of LLR alleging that there has been a material error incurred by the trial court.

In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. LLR lodged an appeal against the award for considering the amount excessively high. The auctioneer, in turn, lodged his appeal against the award for considering the amount excessively low. On November 26, the proceedings file was sent to the Court of Appeals. On November 29, 2010 the proceedings were brought to a settlement stage between the parties. On February 3, 2011 the Court of Appeals granted the appeal filed by LLR as regards the restatement of interest in the amount of US$ 659. As a result, the judgment rendered by the trial court was reversed and LLR’s debt was considered paid off as regards the settlement amount approved in the proceedings, with court costs being awarded to the plaintiff. Furthermore, the appeal remedy regarding fees awarded to the auctioneer, which were reduced from Ps.1.8 million to Ps.1.1 million.

Since LLR had a credit balance as regards the deposit made pursuant to settlement approved in the proceedings, on February 18, 2011 LLR filed a remedy for relief whereby it requested that the Court of Appeal issue a decision on the amount deposited in excess and order the eventual repayment to the defendant. The Court of Appeal ruled that the claim should be treated by the Court of original jurisdiction. Hence, the file was returned to the original Court. There, the auctioneer requested payment of the fees, which were decreased to Ps. 1.1 million plus VAT, after LLR’s appeal was favorable. LLR presented a proposal to pay the auctioneer’s fees settled, which will be withheld from the funds seized, from the freely disposable funds and from the funds invested in time deposits in dollars. Likewise, LLR requested professional fees to be settled and resolution of the pending clarifying remedy as to the amount deposited in excess.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked under “Other current liabilities – Payables to National Parks Administration”, the amount of fees described in the above paragraph.

35

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	RESTRICTED ASSETS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

i.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A.. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

ii.	Loan of Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006, HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBOR interest rate plus 7.0% being the last of US$ 5.07 million due in March, 2010.

36

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

A.	(Continued)

ii.	(Continued)

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed a new loan from Standard Bank Argentina S.A., for a total amount of Ps. 19.0 million, which accrued interest at a fixed rate, payable on a quarterly basis. The capital maturing on March 15, 2011. On this date, HASA refinanced the mentioned loan agreement, as per the following detail: US$ 0.4 million (capital plus interest) to be paid on September 12, 2011; US$ 0.4 million (capital plus interest) to be paid on March 14, 2012 and Ps. 15.8 million, with capital to be paid on March 14, 2012 and interests payable on a quarterly basis.

As a guarantee for this transaction, the Company entered into a put option agreement with Standard Bank Argentina S.A. whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan.

iii.	The company and subsidiaries have mortgages over the following properties:

Properties	Book value as of June 30, 2011
Edificio República	215,535
Predio San Martín	69,994
Soleil Factory (see Note 26.1)	68,715
Caballito plot of land	45,814
Zetol plot of land	31,721
Bariloche plot of land	21,900
Vista al Muelle plot of land	22,140
Suipacha 652	10,484

iv.	New Lipstick LLC maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC’s shares.

37

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

A.	(Continued)

v.	To guarantee the compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A., pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to such agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A..

B.	Alto Palermo S.A. (APSA)

i.	Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares and its amendments, APSA granted to Banco Hipotecario S.A. a security agreement over the Company’s Class I Notes, issued on May 11, 2007, for a face value of Ps. 1.2 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

ii.	Guarantee deposits re-securitization program account included in other current receivables, the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

iii.	As of June 30, 2011, in other current receivables, APSA has deposits that are restricted due to different court attachments.

iv.	As regards the case “Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2011 amounts to Ps. 45,814 (disclosed in the “Non-current investments- Undeveloped plots of land”).

v.	Other current investments account included as of June 30, 2010, BONTE 2006 bonds for Ps. 34, which were deposited as rental guarantee.

38

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

B.	(Continued)

vi.	As of June 30, 2010, Tarshop S.A. had granted a guarantee over Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping (“CP”) according to the following detail:

•	To Standard Bank Argentina S.A., CP related to Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan for Ps. 15,371).

•	To Banco Itaú Buen Ayre S.A., CP related to Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan for Ps. 3,724).

•	To Banco Supervielle S.A., CP related to Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII and L (loan for Ps. 7).

•	To Banco Hipotecario S.A., CP related to Fideicomisos Financieros Tarjeta Shopping Series XLVII, XLIX and LVI (loan for Ps. 20,149).

vii.	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets, net).

viii.	As of June 30, 2010, Other Receivables included cash as guarantee for leases granted by Tarshop S.A., related to the stores where its branches operated for an amount of Ps. 217.

NOTE 22:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Creation of CYRSA - Horizons Project

In January 2007, the Company acquired two adjacent plots of land located in Vicente López, Province of Buenos Aires (one of them, through the purchase of Rummaala S.A., which was the owner of that plot of land and currently is merged with CYRSA S.A.). The purchase price was US$ 36.2 million of which US$ 30.3 million will be cancelled by handing over certain units of the building to be constructed. As security for this obligation, a pledge was constituted over the shares of Rummaala S.A. and a mortgage was constituted over the Company´s building Suipacha 652.

39

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

1.	(Continued)

In April 2007, the Company constituted CYRSA S.A. (“CYRSA”) and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. The Company contributed the plots of land and the related liability in kind for a net value of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching 100% of the units to be marketed, which are disclosed in “Customer advances”.

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

Each buyer chose from the following purchase plans:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

As of June 30, 2011, the percentage of completion of the “Horizons” project was 96%. Two of the six towers included in the project have already been completed and are currently signing the title deeds. Furthermore, the work on the other towers is in the last stage and delivery and signing of the title deeds is expected in the following months.

40

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

2.	Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, the Company, through Real Estate Investment Group L.P. (REIG) acquired 5.7 million shares representing approximately 10.4% of Hersha´s common stock and a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$ 14.3 million. As part of the agreement, the Company´s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January, March and October 2010, the Company through its subsidiaries purchased 11,606,542 additional shares of Hersha’s common stock, for an aggregate purchase price of US$ 47.9 million (4,789,917 shares at US$ 3.00 per share; 3,864,000 at US$ 4.25 per share and 2,952,625 at US$5.80 per share, respectively).

During quarters ended on December 2010, March and June 2011, the Company through its subsidiaries sold 1,500,000; 738,800 and 303,579, common shares in Hersha, respectively for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

As of June 30, 2011 the Company´s direct and indirect interest in Hersha amounts to 9.18%. If the call option was exercised and the Company´s interest was not diluted due to newly issued shares, the Company´s interest in Hersha would be 12.13%. The Company accounts for its investment in Hersha at cost while the call option has been accounted for its fair value.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 78 hotels throughout the United States of America totaling approximately 10,443 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

41

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

3.	Acquisition of Lipstick Building, New York

In July 2008, the Company (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Avenue LLC” (“Metropolitan”), a Delaware-based limited liability company, which main asset (through its subsidiaries) was a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

During 2009 and in the context of the financial crisis and shrinkage of the real estate market in New York, Metropolitan incurred in significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since the Company’s share in Metropolitan’s losses exceeded its equity interest; the Company recognized a zero value on its investment although a liability of US$ 1.5 million which represented the Company’s maximum commitment to fund Metropolitan’s operations.

In December 2010, the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 basic points rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”) will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), the new Metropolitan Leasehold holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

42

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

3.	(Continued)

As a consequence of said closing, the Company has indirectly – through New Lipstick – increased its equity interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

4.	Acquisition of shares in Banco Hipotecario S.A.

During the last fiscal years and in the current fiscal year, the Company has been conducting various purchase and sale transactions of BHSA shares, as a result of which, as of June 30, 2011, the Company´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

5.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended on June 30, 2009, the Company (through Tyrus) acquired by a minimum payment a 100% ownership interest in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay.

Simultaneously, Liveck acquired a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay’s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

The Company and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

The total price of the purchase of all the shares in Zetol had been fixed at US$ 7.0 million, of which US$ 2.0 million have already been paid, the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus an annual 3.5% compensatory interest rate calculated on the total outstanding amount and tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of the Company. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (principal plus interest), the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters built.

43

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

The price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% compensatory interest rate on the outstanding amounts. As of September 10, 2010, it was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

In the framework of the agreement for the purchase and sale of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or Ernesto Kimelman or a company owned by Ernesto Kimelman as the case may be), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle, until the execution of said purchase and sale.

The parties have agreed that the obligations mentioned above are dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than July 1, 2011. If no such shareholder agreement is signed, this sale shall be executed and delivered on July 11, 2011.

Later, in June 2009, the Company sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$ 1.3 million.

In December 2009, Vista al Muelle acquired other properties totaling US$ 2.7 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

44

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

On December 17, 2010, the Company and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, the Company’s interest in Liveck amounted to 100% (through Tyrus).

As part of the agreement, the Company agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, the Company will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

6.	Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, the Company together with some U.S. partners, executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

The transaction was closed on December 15, 2010 and the price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of US$ 40.0 million obtained by Rigby 183 and the sum of US$ 45.1 million paid in cash. Moreover, Rigby 183 has obtained an additional financing of US$ 10.0 million, in order to perform refurbishments and improvements on the building, which is being disbursed as works progress.

On March 31, 2011, the Company sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES”), a company indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, the Company has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”).

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 34th Street.

There are several landmark buildings in the area, such as the Empire State Building, Macy’s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lowest of its 18 stories. Its net leasable area is approximately 22,000 square meters. Based on what has already been discussed, the implicit value per square meter as acquired has been US$ 3,717.

45

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

7.	Acquisition of facilities located in San Martín

On March 31, 2011, Quality subscribed a Contract for the Purchase and Sale of Property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter, “Nobleza”) located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. On May 31, 2011, the deed was executed.

The purchase price was agreed on US$ 33 million, and payment was made as per the following detail: US$ 9.9 million have already been paid, and the balance of US$ 23.1 million will be cancelled in three equal and consecutive annual installments, plus interests at a 7.5% nominal annual rate calculated on outstanding balances. The first installment is due to be paid on May 31, 2012. In guarantee, Quality constituted in favor of Nobleza a first-grade privilege mortgage on the real estate.

Likewise, Quality subscribed a lease agreement with Nobleza, by means of which the latter will continue occupying the property for a maximum term of three years, with the purpose of gradually moving the plant, its main distribution center and the administrative offices to another site.

On April 11, 2011, Quality requested the CNDC to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, but the Company filed an appeal against this decision. As of the date these financial statements are issued, the resolution of the appeal is pending.

B.	Alto Palermo S.A.

1.	Acquisition of Arcos del Gourmet S.A.’s shares

On November 27, 2009, APSA acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital stock of Arcos del Gourmet S.A. The price was established at fixed amount of US$ 5.14 million plus a variable amount equal to the 20% of the investment required in order to develop the project, up to a maximum of US$ 6.9 million. The remaining unpaid balance as of June 30, 2011 is made up as follows: (i) one US$ 1.0 million installment, falling due on November 27, 2011 disclosed in “Short-term debt” and (ii) 100% of the variable amount which will be paid off upon the possible increase of the capital required to develop the project.

46

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

1.	(Continued)

On June 25, 2010, APSA subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., which represent 17.54% of capital stock and votes of Arcos del Gourmet S.A. for US$ 1.4 million. The term to exercise the option was due on April 30, 2011 and it was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The party granting the option did not call for a bid and the option forfeited. The result of such option is shown under other income and expense, net.

See Note 26.5.

2.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities. The total price of the operation is US$ 20.7 million of which US$ 7.1 million was paid at the time the preliminary purchase contract was entered into.

Once the definite signature of the goodwill transference definitive instrument took place on July 1, 2010, the remaining amount of US$ 13.6 million will accrue 5% annual interest plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1, 2011. Principal will be settled as follows: i) US$ 1 million with the delivery of the title deed and ii) US$ 12.6 million upon paying the last interest installment or upon delivering the title deed, whichever later. (See Note 26.1). The above is disclosed in the accounts Short and Long term Debts for its net present value.

On July 1, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”; becoming operational on such date. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed of the building (see Note 26.1.). It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

On April 12, 2011, the National Antitrust Commission notified the Company of its authorization of this transaction.

47

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

2.	(Continued)

On August 3, 2011, INCSA granted to APSA the conveyance deed of the property.

Furthermore, APSA has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances. This transaction was subject to certain conditions precedent, among which APSA should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory.

Having complied with such condition on July 1, 2010, APSA shall start the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: a) granted the title deeds to APSA’s future units to APSA, and b) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units. As of the date of issuance of these Financial Statements, any of the two conditions have been fulfilled.

3.	Tarshop S.A.

i)	Agreement with the former minority shareholder of Tarshop S.A.

In January 2010, Alto Palermo S.A. entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period from January 1, 2009. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping mall of more than 20,000 square meters in the City of Buenos Aires. APSA agreed on a price of US$ 2.2 million. As of the date of issuance of these Consolidated Financial Statements, there are no outstanding balances.

ii)	Capital increase and capital contributions to Tarshop S.A.

On October 30, 2009, Tarshop S.A. capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. to 98.5878%.

During January 2010, APSA acquired the remaining minority interest (1.4122%) in Tarshop S.A. for US$ 0.54 million, reaching the 100% of the shareholding

48

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

3.	(Continued)

iii)	Sale of the equity interest in Tarshop S.A.

On December 22, 2009, APSA reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a security agreement over its own Class I Notes, issued on May 11, 2007, for a face value of Ps. 1.2 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

Banco Hipotecario shall release 50% of the pledged Corporate Notes after one year as from the date appearing on the Closing Minutes and the remaining 50% after two years from such date.

In compliance with the conditions defined in the agreement in question, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between APSA and Tarshop S.A. have been compensated.

4.	Acquisition of the building known as Ex-Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, APSA acquired the building known as Edificio Ex-Escuela Gobernador Vicente de Olmos (Patio Olmos), located in the city of Córdoba through a public bidding in the amount of Ps. 32,522.

49

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

4.	(Continued)

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 232 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007, the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

Afterwards, the government of the Province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin Theater. APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

APSA has recorded this transaction as non-current investments.

5.	Barter transaction agreements

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, Plot 2G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate: (i) fifteen (15) functional housing units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

50

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

5.	(Continued)

The parties have determined the value of each undertaking in the amount of US$ 1.1 million.

The above is disclosed in Inventories – Torres Rosario.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) forty two (42) functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

On April 14, 2011, APSA and Condominios del Alto S.A. subscribed a supplementary deed which specifies the functional housing units (apartments) that were compromised in the barter transaction agreement that should be transferred to APSA and the memorandum of possession of the fifteen (45) parking spaces and five (5).

The above is disclosed in Inventories – Torres Rosario under construction.

6.	Beruti plot of land

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed. This amount has already been paid off as of the date of these Consolidated Financial Statements.

51

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

6.	(Continued)

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land, TGLT constituted in favor of APSA a mortgage on the real estate.

The above is disclosed in the accounts inventory and Fixed assets, in the line Units to be received Beruti.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo (remedy for legal protection against violation of rights)”, which ruled the suspension of the works (see note 26.2).

7.	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer Cyrsa 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space COTO.

On December 17, 2010, APSA and Cyrsa signed an agreement in order to finish off the barter agreement.

8.	Paraná plot of land

On June 30, 2009, APSA subscribed a Letter of Intent by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

i) US$ 0.05 million was settled as prepayment on July 14, 2009,

ii) US$ 0.1 million was settled upon executing such agreement, and

iii) US$ 0.35 million will be paid upon executing the title deed.

52

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

8.	(Continued)

Advances are disclosed as Fixed assets, net.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later. On March 18, 2011, the Municipality of Paraná granted the clearance to make the shopping mall. As of the date of issuance of these financial statements, none of the two conditions have been fulfilled.

APSA will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

9.	Acquisition of Nuevo Puerto Santa Fe S.A.’s shares

On June 15, 2011, APSA, by itself and through its controlled affiliate Torodur S.A. (see Note 16.6. to the Basic Financial Statements), acquired from Boldt S.A. e Inverama S.A. (sellers) a fifty per cent (50%) stake in the shares of Nuevo Puerto Santa Fe S.A. (NPSF), a company that is lessee of a property built and operated as a shopping center in the port of the city of Santa Fe, Province of Santa Fe.

The purchase price payable for this acquisition of a 50% stake amounts to US$ 4.5 million payable over 24 monthly non-interest bearing installments, the latter installment being payable on February 2013. As of June 2011, the first and second installment had already been paid as down payment in a total amount of US$ 0.377 million. This transaction is recognized under Long-term Investments in the line advance payment for the purchase of shares.

The purchase of shares of NPSF is contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe does not raise any challenge against the transaction (see Note 26.4.).

Once this condition is met (see Note 26.4.), within five (5) days the actual transfer of shares shall be completed, APSA shall become owner of 33.33% of the capital stock, which added to the 16.66% owned by its controlled affiliate Torodur, shall represent 50% of the voting capital of NPSF. In addition, GRAINCO S.A., which currently holds a 33.33% share in the voting stock of NPSF shall own the remaining 50%.

53

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

10.	Sale of properties

i)	Guaymallén plot of land

On March 26, 2010, APSA executed an agreement of purchase without possession by which APSA sold a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at US$ 0.3 million which has been fully cancelled.

ii)	Rosario plot of land

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe:

Lots	Offer acceptance date	Agreed price (in thousands of US$)	Collected amount 06.30.2011 (in thousands of US$)		Title deed’s date
2 A	04.14.2010	4,200		4,200	05.26.2011
2 E	05.03.2010	1,430		1,430	09.29.2010
2 F	11.10.2010	1,931	(i)	1,255	07.06.2011
2 B	12.03.2010	1,507		1,507	—
2 C	12.03.2010	1,507		1,507	—
2 D	12.03.2010	1,539	(ii)	256	—

(i)	As of 07.06.2011, date on which the deed was executed, the remaining US$ 676 had already been collected.
(ii)	In July and August 2011, additional advances were collected for a total amount of US$ 512.

The lots subject to these transactions have been recorded to the Inventory account.

11.	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock.

On January 13, 2011, APSA and Metronec S.A. executed a share purchase agreement by which Metronec S.A. has sold to APSA 18,400,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “B” share representing 50% of Metroshop S.A.’s capital stock.

54

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

11.	(Continued)

As an action subsequent to the taking over, APSA made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)	Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them).

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii)	All credit card customers or accounts and consumer loans.

iv)	Lease agreements on certain branches and their personal property.

v)	Labor agreements for payroll personnel.

Finally, on April 18, 2011, APSA transferred to Fibesa S.A. (APSA’s subsidiary) 1,840,000 shares, representative of 5% of Metroshop S.A.’s capital stock for a total amount of Ps. 0.8 million.

As of June 30, 2011, APSA´s direct and indirect interest in Metroshop S.A. amounted to 100% (see Note 26.3).

12.	Purchase of TGLT S.A.’s shares

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

During December 2010, January and April 2011, APSA acquired 42,810; 98,000 and 876,474 of shares, respectively, for an amount of Ps. 9.2 million, reaching 8.87% of TGLT S.A.´s common stock.

55

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	CONVERTIBLE AND NON CONVERTIBLE NOTES PROGRAM

A.	Alto Palermo S.A.

1.	Issuance of convertible notes.

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That Series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2014.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On October 7, 2010, holders of notes convertible into APSA’s shares exercised their conversion rights issuing 477,544,197 shares of common stock with a face value of Ps. 0.1 each and retiring notes for a face value of US$ 15.5 million. As from the conversion, the number of APSA shares went from 782,064,214 to 1,259,608,411 (see Note 16.4 to the Basic Financial Statements).

56

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

1.	(Continued)

Thus, the holders of APSA’s notes (Negotiable Obligations convertible into ordinary shares) exercised the conversion rights for a total of US$ 18.3 million, issuing ordinary shares with a face value of Ps. 0.1 each.

As of June 30, 2011, APSA’s Convertible Notes amounts to US$ 31.8 million, mainly held by the Company. See Note 24.5 and 18.5. to the Basic Financial Statements.

2.	Issuance of notes

On May 11, 2007, APSA issued two new series of Notes for a total amount of US$ 170 million.

Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11 and December 11 of each year as from December 11, 2007.

As of June 30, 2011, total Series I and Series II Notes repurchased by APSA amount to US$ 10.0 million and US$ 1.44 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed. The Company holds corporate notes Series II in the nominal amount of Ps. 13.3 million.

These issuances are constituted within the Global Issuance Program of Notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

57

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

2.	(Continued)

The APSA’s Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of Serie III.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrues interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of Serie IV.

NOTE 24:	SIGNIFICANT EVENTS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Investment in Banco Hipotecario

Exposure to the Non-Financial Public Sector

Banco Hipotecario S.A. has booked in its Financial Statements assets with the Non-financial Public Sector for Ps. 663,879, as per the following detail:

a) Government bonds, net of allowances, for Ps. 568,867;

58

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

1.	(Continued)

b) Loans to the national, provincial and municipal non-financial public sector for Ps. 50,889;

c) Other receivables derived from financial intermediation for Ps. 44,123, which can be broken down into: Ps. 22,775 pertaining to debt securities from the Financial Trusts SISVIAL and Ps. 21,348 pertaining to swaps on the bonds BOGAR for Ps. 698, BONAR 2017 for Ps. 3,910 and BODEN 2015 for Ps. 16,740.

Through Communication “A” No. 4546 of July 9, 2006, it was established that as from July 1st, 2007, assistance to the Public Sector by all means (average measured) shall not exceed 35% of the total Asset as of the last date of the previous month.

As of June 30, 2011 and 2010 the assistance to the Public Sector reached 5.8% and 20.2%, from total Assets, respectively.

Banco Hipotecario´s treasury Shares

In the course of the 2009 fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of Banco Hipotecario resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

59

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

1.	(Continued)

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

On April 13, 2011, Banco Hipotecario´s Special Shareholders Meeting decided to authorize the Board of Directors to sell treasury shares in the open market, reducing to ten days the term established for the exercise of pre-emptive rights, which term is not applicable where the sale of shares does not exceed 1% of the Company’s capital stock in any given period of 12 months.

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.6 million and entail an increase in the Company’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.51%.

Dividend Payment

Banco Hipotecario’s General Annual Shareholders Meeting, held on April 13, 2011 approved the payment of dividends for a total amount of Ps. 100 million, equivalent to 6.66667% of the capital stock or Ps. 0.068335 per outstanding share of par value Ps. 1, corresponding to the fiscal year ended on December 31, 2010.

The availability of this dividend is liable to BCRA’s approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. The BCRA has not yet issued its approval.

As per the Company’s holding, it is entitled to Ps. 30.5 million.

60

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

2.	Compensation plan for executive management

The Company has developed during the period ended June 30, 2007, the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation and contributions to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	Regular retirement under applicable labor regulations

•	Full or permanent disability or incapacity

•	Demise

In the case of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

During the fiscal years ended June 30, 2011 and 2010, contributions paid by the Company amount to Ps. 2,454 and Ps. 2,477.

61

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

3.	Compulsory expropriation order of the lot owned by Canteras Natal Crespo S.A.

On April 8, 2011, Canteras Natal Crespo S.A. (Canteras) and Caminos de las Sierras S.A. (Caminos) subscribed an agreement by means of which Canteras granted Caminos an occupation permit and the possession over a piece of land of approximately 2 ha. 8,250 square meters (portion), located on provincial road E-55 in the province of Córdoba, so that Caminos performed the works necessary for the toll road, based on the Concession agreement subscribed with the provincial Government.

With the aim of completely and adequately affecting the area to road works to be performed by Caminos, the land will be subject to the Compulsory Expropriation Regime ruled by Provincial Act No. 6,394 and its complementary rulings. The management and fulfillment of all the requirements provided by this Act will be exclusively in charge of Caminos, who shall start the proceedings within ninety (90) days as from the date of subscription of the Agreement.

The appraisal of the piece of land will be in charge of the provincial General Appraisal Council (Council) or the organization and/or entity established to replace it. Caminos has committed to the payment of compensation resulting from the appraisal performed by the Council plus 10% of the amount (compensation). As advance payment, Caminos gave the amount of Ps. 0.8 million. Once the appraisal is performed, Caminos shall pay Canteras the positive difference resulting from the compensation and the advances. The payment term shall be ninety (90) days from the Council’s resolution. Should the compensation be less than the amount advanced by Caminos, the amount already collected by Canteras will automatically be the final value for the piece of land and the existing difference shall be considered as repayment for the damages immediately and directly derived from the expropriation. As of the date these financial statements were issued, Canteras had granted Caminos the possession of the piece of land.

4.	Negative working capital

At the end of the period the Company had posted a Ps. 260,577 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management.

62

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	Alto Palermo S.A.

1.	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009), executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping – Villa Cabrera, which are disclosed in Fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October, 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1).

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of June 30, 2011, and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances – Lease advances together with other advances not included in this agreement.

63

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

2.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final.

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar S.A. whereby the latter has the right to acquire one of the plots of land that form part of a commercial undertaking of mixed use next to which Shopping Neuquén S.A. is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land.

As of the date these financial statements are issued, the Municipality has not yet rendered a decision on purchase sale contract indicated above. As a result, pursuant to the provisions that require prior control on potential conveyance deeds of plots of lands by the Municipality, such title conveyance deeds have yet to be executed. Consequently, in accordance with the provisions of the special regime by means of which the Town Hall previously controls eventual deed of lands, the deed has not yet been executed.

3.	Contributed leasehold improvements – Other liabilities

In March 1996, Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. At year end, the amount pending of accrual is disclosed under Other liabilities – contributed leasehold improvements.

64

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	Continued)

B.	(Continued)

4.	Acquisition of Cresud S.A.C.I.F. y A.’s Notes

On March 10, 2011, Emprendimiento Recoleta S.A. (controlled by APSA) acquired Cresud S.A.C.I.F. y A. Notes for a total amount of US$ 2.5 million due on March 10, 2013. Principal is amortized in four quarterly installments payable as from June 11, 2012 and accruing interest at a fixed rate of 7.5% per annum, payable in eight quarterly installments as from June 8, 2011.

5.	General Shareholders Meeting

On May 26, 2011, APSA’s Regular and Special Shareholders Meeting, held on this date, decided, among other points, the following:

•

Capital stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of par value Ps. 0.10 each, on one or many offerings, with a share premium or not and with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date, following a public offering in the country or abroad. The meeting established the parameters under which the Board of Directors will settle the share premium, with a range of prices for the share, being the minimum price Ps. 25.6133 per share of par value Ps. 1 or US$ 25.1 per ADS and a maximum price of Ps. 75 per share of par value Ps. 1 or US$ 73.4970 per ADS.

•

Delegation on the Board of Directors of the power to define all the terms and conditions of the issuing process in one or several offerings, not expressly determined in the Shareholders Meeting with the power to sub-delegate on one or more than one director or manager, or the people that they authorize.

•

Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 working days, as provided by section 194 of Act No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.

•

Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding convertible Corporate Bonds with par value US$ 31,755,502, for the amount of US$ 36.1 million, equivalent to US$ 1.13666 per Corporate Bond.

65

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25:	DERIVATIVES CONTRACTS

a)	Futures contracts – Ritelco S.A. (Ritelco)

In the course of the fiscal year, Ritelco conducted certain shorting and covering transactions involving futures. According to the Company’s risk management policies, these deals are used for speculative purposes.

In connection with the futures transactions that took place during the period, Ritelco booked realized losses for US$ 33 (equivalent to Ps. 131) in the “Other holding gains/losses” line of its Statement of Income.

As of June 30, 2011, the Company carries neither derivatives contracts nor guarantees associated thereto.

b)	Futures - IRSA

See Note 22 to the Basic Financial Statements.

c)	Futures contracts – Hoteles Argentinos S.A. (HASA)

In order to reduce financing costs related to loans granted by Standard Bank Argentina S.A., HASA entered into non-deliverable forwards (“NDF”) for the purchase of US Dollars. The Company has recognized a gain on such transactions that amounts to Ps. 908 included under “Other holding gains/losses” of the Statement of Income.

NOTE 26:	SUBSEQUENT EVENTS

1.	Purchase of business in Shopping Mall

On August 3, 2011, INCSA granted APSA the conveyance for the property, and APSA paid the US$ 1 million wich was agreed to be paid on that date. At the same time, APSA granted a first-grade privilege mortgage on the property to secure payment of the balance plus interest to be accrued up to the effective payment date.

66

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:	(Continued)

2.	Beruti plot of land

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required. On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

On July 15, 2011, TGLT S.A. filed a review remedy against the ruling that ordered the injunction, which was granted on the same date.

Moreover, on August 3, 2011, APSA filed an appeal against the first instance ruling that granted the injunction and suspended construction works. Such appeal was lodged with the Court of Appeals, Division II, and has not been decided upon yet. Furthermore, on August 15, 2011, the answer to the complaint in due time and form was acknowledged.

3.	Change of corporate name and corporate purpose of Metroshop S.A.

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. Metroshop will continue providing its services, which have been broadened in scope:

•	Consumer credit marketing and financing.

•	Issuance and marketing of credit cards.

•	Performance of any type of agency and representation.

•	Management of administrative, advertising and commercial activities.

Such amendments were registered with the Inspección General de Justicia (Corporate Record Office) on August 29, 2011, under number 17795.

4.	Acquisition of shares of Nuevo Puerto de Santa Fe S.A.

On August 18, 2011, upon meeting the conditions governing the purchase and sale of shares of Nuevo Puerto de Santa Fe S.A. (NPSF), the transfer of the shares was perfected. Furthermore, NPSF and Casino Puerto de Santa Fe (CPSF) entered into a sublease agreement which replaces the previous lease agreement originally held by NPSF.

5.	Acquisition of Arcos del Gourmet S.A.’s shares

Subsequent to the fiscal year-end, APSA purchased an additional 10% of Arcos del Gourmet S.A.

67

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Financial Statements

For the fiscal years

ended June 30, 2011 and 2010

IRSA Inversiones y Representaciones Sociedad Anónima

Balance Sheets as of June 30, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2011	June 30, 2010		June 30, 2011	June 30, 2010

ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES

Cash and banks (Note 2)	27,276	7,453	Trade accounts payable (Note 6)	18,734	22,715
Investments (Exhibits C and D)	42,188	77,222	Customer advances (Note 7)	4,971	19,865
Accounts receivable, net (Note 3)	48,536	38,940	Short-term debt (Note 8)	525,926	399,975
Other receivables (Note 4)	72,908	97,652	Salaries and social security payable	3,086	3,547
Inventories (Note 5)	11,979	33,478	Taxes payable (Note 9)	10,081	16,086

Total Current Assets	202,887	254,745	Other liabilities (Note 10)	23,856	24,986

			Subtotal Current Liabilities	586,654	487,174

			Provisions (Exhibit E)	1,082	631

			Total Current Liabilities	587,736	487,805

NON-CURRENT ASSETS
Accounts receivable, net (Note 3)	1,885	16,551	NON-CURRENT LIABILITIES
Other receivables (Note 4)	58,738	64,774	Customer advances (Note 7)	—	1,206
Inventories (Note 5)	61,685	58,111	Long-term debt (Note 8)	1,238,120	637,461
Investments (Exhibits C and D)	3,183,238	2,334,314	Taxes payable (Note 9)	41,809	55,869
Fixed assets, net (Exhibit A)	939,252	958,039	Other liabilities (Note 10)	60,112	61,656

Intangible assets, net (Exhibit B)	41	721	Total Non-Current Liabilities	1,340,041	756,192

Subtotal Non-Current Assets	4,244,839	3,432,510	Total Liabilities	1,927,777	1,243,997

Negative goodwill, net	(38,134)	(40,212)

Total Non-Current Assets	4,206,705	3,392,298	SHAREHOLDERS’ EQUITY (according to the corresponding statement)	2,481,815	2,403,046

Total Assets	4,409,592	3,647,043	Total Liabilities and Shareholders’ Equity	4,409,592	3,647,043

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang Vicepresident I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Income

For fiscal years

ended June 30, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30 , 2011	June 30 ,2010
Revenues	298,661	334,301
Costs (Exhibit F)	(114,628)	(90,512)

Gross profit	184,033	243,789

Administrative expenses (Exhibit H)	(70,319)	(70,872)
Selling expenses (Exhibit H)	(11,971)	(6,512)

Subtotal	(82,290)	(77,384)

Gain from recognition of inventories at net realizable value	17,273	6,264

Gain from operations and holdings of real estate assets, net	1,012	361

Operating income	120,028	173,030

Amortization of negative goodwill, net	2,078	2,077

Financial results generated by assets:
Interest income	29,733	38,945
Foreign exchange gain	18,578	13,258
Other holding gain	17,786	16,559

Subtotal	66,097	68,762

Financial results generated by liabilities:
Interest expense (Exhibit H)	(166,896)	(85,744)
Foreign exchange loss	(63,910)	(26,462)
Other financial expenses (Exhibit H)	(5,263)	(1,895)

Subtotal	(236,069)	(114,101)

Financial results, net	(169,972)	(45,339)

Gain on equity investees (Note 12 c.)	329,763	276,923
Other expenses, net (Note 11)	(16,595)	(9,580)

Net income before tax	265,302	397,111

Income tax (Note 15)	16,802	(62,610)

Net income for the year	282,104	334,501

Earnings per share (Note 13):
Basic net income per share	0.487	0.578
Diluted net income per share	0.487	0.578

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang Vicepresident I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Changes in Shareholders’ Equity

For fiscal years ended June 30, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

Caption	Shareholders’ contributions				Reserved earnings		Cumulative translation adjustment	Retained earnings	Total at the year end
	Common stock (Note 14.a)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal Reserve (Note 14.b)	Reserve for new developments
Balances as of June 30, 2009	578,676	274,387	793,123	1,646,186	32,374	193,486	12,849	210,767	2,095,662

Cumulative translation adjustment							4,610	—	4,610
Appropriation of retained earnings approved by Shareholders meeting held 10.29.09
- Distribution of dividends	—	—	—	—	—	—	—	(31,727)	(31,727)
- Legal Reserve increase	—	—	—	—	7,932	—	—	(7,932)	—
Net gain for the year	—	—	—	—	—	—	—	334,501	334,501

Balances as of June 30, 2010	578,676	274,387	793,123	1,646,186	40,306	193,486	17,459	505,609	2,403,046

Appropriation of retained earnings approved by Shareholders meeting held 10.29.10
- Distribution of dividends	—	—	—	—	—	—	—	(120,000)	(120,000)
- Legal Reserve increase	—	—	—	—	16,725	—	—	(16,725)	—
- Reserve for new developments increase	—	—	—	—	—	197,776	—	(197,776)	—
Appropriation of retained earnings approved by Shareholders meeting held 05.26.11
- Distribution of dividends	—	—	—	—	—	—	—	(100,000)	(100,000)
Cumulative translation adjustment	—	—	—	—	—	—	16,665	—	16,665
Net gain for the year	—	—	—	—	—	—	—	282,104	282,104

Balances as of June 30, 2011	578,676	274,387	793,123	1,646,186	57,031	391,262	34,124	353,212	2,481,815

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang Vicepresident I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (1)

For fiscal years ended June 30, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2011	June 30 ,2010
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	57,467	99,408
Cash and cash equivalents as of the end of the year	45,162	57,467

Net decrease in cash and cash equivalents	(12,305)	(41,941)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
- Net income for the year	282,104	334,501
- (Less) Plus income tax	(16,802)	62,610
- Adjustments to reconcile net income to cash flows from operating activities:
• Allowances and provisions	25,675	34,221
• Amortization and depreciation	23,834	24,906
• Gain on equity investees	(329,763)	(276,923)
• Financial results, net	11,155	(42,455)
• Increase in accrued interest	126,555	49,746
• Gain from recognition of inventories at net realizable value	(17,273)	(6,264)
• Gain from operations and holdings of real estate assets, net	(1,012)	(361)
• Amortization of negative goodwill, net	(2,078)	(2,077)
- Changes in certain assets and liabilities net of non-cash transactions:
• Decrease in accounts receivables, net	13,687	21,380
• Increase in other receivables	(23,678)	(2,616)
• Decrease in inventories	26,635	46,757
• (Decrease) Increase in trade accounts payable	(7,038)	1,254
• (Decrease) Increase in customer advances	(16,434)	5,697
• Decrease in taxes payable, salaries and social security payable	(6,917)	(26,076)
• Decrease in other liabilities	(27,242)	(12,017)

Net cash provided by operating activities	61,408	212,283

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease in other investments	177,760	29,486
• Collection of equity investees sale	—	11,023
• Decrease in current investments	10,548	19,706
• Cash collected by merger, spin-off-merger and acquisition of related parties	—	5,038
• Purchase and improvements of fixed assets	(5,012)	(102,040)
• Advance payments for the acquisition of shares	(260)	(23,346)
• Share-holding increase in associates and subsidiaries	(480,249)	(3,455)
• Increase of undeveloped parcels of land	—	(21)
• Irrevocable contributions in subsidiary companies	(323,212)	(380,192)
• Dividends collected	239,840	42,286
• Cash collected from loans granted to related parties	68,114	5,856
• Loans granted to related parties	(71,324)	(36,706)

Net cash used in investing activities	(383,795)	(432,365)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of dividends	(220,000)	(31,727)
• Issuance of non-convertible notes 2020, net of issuance expense	567,449	—
• Increase in bank overdraft, net	53,286	305,494
• Payments of loans with related parties	(59,714)	(1,308)
• Increase of loans with related parties	56,568	—
• Payment of short and long-term debt	(92,451)	(82,580)
• Increase in financial short and long-term debt	105,000	40,000
• Interest paid	(100,056)	(51,738)

Net cash provided by financing activities:	310,082	178,141

NET DECREASE IN CASH AND CASH EQUIVALENTS	(12,305)	(41,941)

(1)	Includes cash, bank and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang Vicepresident I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (continued)

For fiscal years ended June 30, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2011	June 30, 2010
Supplemental cash flow information
• Income tax paid	12,842	28,872

Non-cash activities:
• Increase in inventories through a decrease in fixed assets, net	2,947	43,694
• Increase in non-current investments through a decrease in other receivables	70,620	39,338
• Decrease in non-current investments through an increase in other receivables	—	6,359
• Cumulative translation adjustment	16,665	4,610
• Transfer of undeveloped parcels of land to inventories	3,030	—
• Increase in accounts receivable, net through a decrease in non-current investments	—	38,111
• Decrease in current investments through an increase in other receivables	—	8,402
• Increase in inventories through a decrease in non-current investment	14,541	8,200

	June 30, 2011	June 30, 2010
Merger, spin-off - merger and acquisition of subsidiaries (Note 16.2)
• Current investments	—	13
• Accounts receivable, net	—	953
• Other receivables	—	(51,187)
• Inventories	—	12,666
• Fixed assets, net	—	93,678
• Intangible assets, net	—	128
• Undeveloped parcels of land and other investments	—	9,667
• Other non-current investments	—	8,396
• Non-current investment	—	248,037
• Negative goodwill, net	—	(42,290)
• Trade accounts payable	—	1,244
• Customer advances	—	(1,105)
• Salaries and social security payable	—	(1,261)
• Taxes payable	—	(14,372)
• Other liabilities	—	(1,876)

Net value of assets acquired not considered cash and cash equivalents	—	262,691

• Cash and cash equivalents	—	5,038

Net value of assets acquired	—	267,729

• Higher value of the acquired assets	—	(6,575)
• Equity from merged and acquired subsidiaries	—	(303,444)
• Goodwill	—	42,290

Net value of merger	—	—

Saúl Zang Vicepresident I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements

For the fiscal years ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.1	Preparation and presentation of financial statements

These financial statements are stated in thousands of Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, approved with certain amendments by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

1.2	Use of estimates

The preparation for financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets acquired in a business combination, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

1.3	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.3	(Continued)

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2010 shown in these financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

The financial statements as of June 30, 2010 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of June 30, 2011.

1.5	Significant accounting polices

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each year end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

c.	Current investments

Current investments in equity and debt securities and mutual funds were valued at their net realizable value.

d.	Accounts receivable, net and trade accounts payable.

Accounts receivable, net and trade accounts payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at the estimated price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5	(Continued)

e.	Financial receivables and payables

Financial receivables and payables have been valued at nominal value plus accrued interest at the end of the year. Values obtained by this do not differ significantly from those that had been valued at the amount deposited and collected, respectively, net of the cost of the transaction, plus financial results accrued based on the internal rate of return estimated at the time of initial recognition.

f.	Other receivables and liabilities

Other receivables and other liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction as estimated at the time of recognizing the item in assets and liabilities, respectively.

Certain receivables and liabilities disclosed under other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and minimum presumed income tax (MPIT) have not been discounted.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its net realizable value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the year.

•	Units to be received

The Company has rights to receive certain property units to be built, which have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets.

•	Investments in subsidiaries and equity investments:

Non current investments in subsidiaries and equity investments have been valued by using the equity method of accounting based on the financial statements issued by them. The accounting standards used by the subsidiaries and related companies to prepare their financial statements are similar to the ones used by the Company.

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

•	Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A.:

The financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A.:

Uruguay-based Tyrus S.A. has been classified as not integrated into the Company’s operations in relation to its investments carried out fully abroad.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company's strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5	(Continued)

i.	(Continued)

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when their trade is decided or commences its construction.

The values of non-current investments thus obtained, do not exceed their respective estimated recoverable values at the end of the year.

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the year.

•	Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the year. The Company capitalizes the financial accrued costs associated with long-term construction projects.

Depreciation was computed under the straight-line method over the estimated useful lives of each asset applying annual rates in order to extinguish their values at the end of its useful life. The Company revise the useful life of the assets periodically.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

j.	(Continued)

•	Other properties and equipment:

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets, net

Intangible assets mainly corresponds to expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed their estimated recoverable value as of year end.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

l.	Business combinations

Significant entities or net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, buildings and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company´s own analysis on comparable assets and liabilities.

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

m.	Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results and holding gain/loss, net” in the Statements of Income as a greater financing expense.

n.	Customer advances

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

o.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issuance of these financial statements.

p.	MPIT

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized MPIT accrued in the period and paid in previous years as credit, because the Company estimates that in the future years it may be computable as prepayment of income tax.

q.	Allowances and Provisions

Changes in provisions are showed in Exhibit E

•	Allowance for doubtful accounts:

The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is calculated based on an individual analysis of the recoverability of the accounts receivable. The estimate of the amount and the possibility of fulfillment are made considering the opinion of the legal counsels. When it comes to its mortgage-secured receivables, the Company applies the collateral’s realization value upon analyzing the recoverability of receivables with hints of uncollectibility.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

q.	(Continued)

While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

•	For impairment of assets:

The Company regularly asses its non-current assets for recoverability at the end of every year.

The Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company records the corresponding reversals of impairment loss as required by accounting standards.

•	For lawsuits:

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock”.

Cumulative translation adjustment corresponds to exchange rate differences generated by investments in foreign companies classified as non-integrated to the Company’s transactions.

s.	Profit and loss accounts

The profit and loss for the year are shown as follows:

Amounts included in Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and equity investments were calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

t.	Revenue recognition

1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

2.	Revenues from leases

Revenues from leases are recognized considering its terms and conditions and over the life of the related lease contracts.

u.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

v.	Negative Goodwill, net

Goodwill has been restated following the guidelines mentioned in Note 1.3. and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

w.	Dividends

IRSA’s Board of Directors decided that its dividend policy shall consist in the distribution, pro rata amongst the Shareholders, of an amount equivalent to the highest of a) up to twenty per cent (20%) of revenues posted by the “Offices and others” segment that comes from the Net Operating Income by Business Segment as of June 30 of each year (Note 3 to the consolidated financial statements) or b) up to twenty per cent (20%) of net income as of June 30 of each year. This policy requires that the Company must at all times abide by the covenants imposed on it by virtue of its financial commitments.

x.	Financial Derivatives Instruments

The Company uses certain financial instruments as a supplement to reduce financing costs. The Company is not engaged in trading or any other speculative use of financial instruments.

A breakdown of the Company’s transactions with financial derivatives is included in Note 22.

The resulting assets and/or liabilities have been valued at their net realizable value and/or estimated settlement cost at the end of the fiscal year.

Any difference arising during the fiscal year due to the application of measurement criteria has been recognized under “Financial results generated on assets/liabilities - Other holding gains/losses”, as applicable.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.6	Adoption of the International Financial Reporting Standards

The National Securities Commission through the Resolution No. 562 has mandated that the Technical Resolution No. 26 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) is to be applied by the companies admitted to the Public Offering System under Law No. 17,811 in connection with either their capital and/or negotiable obligations, and/or by the companies that have applied for admission to the Public Offering System. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply IFRS as from the fiscal year beginning on July 1, 2012. On April 29, 2010, IRSA´s Board of Directors has approved the specific implementation plan for the application of IFRS, which is currently underway.

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2011	June 30, 2010
Cash on hand (Exhibit G)	149	119
Banks accounts (Exhibit G)	27,127	2,117
Checks to be deposited	—	5,217

	27,276	7,453

NOTE 3:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	June 30, 2011		June 30, 2010
	Current	Non-current	Current	Non-current
Trade receivables, leases receivable and services (1) (Exhibit G)	27,569	1,885	25,607	16,551
Related parties (Note 12.a.) (Exhibit G)	15,285	—	14,738	—
Debtors under legal proceedings and past due debts	8,596	—	8,355	—
Checks to be deposited	6,908	—	—	—
Notes receivable	—	—	339	—
Less:
Allowance for doubtful accounts (Exhibit E)	(9,822)	—	(10,099)	—

	48,536	1,885	38,940	16,551

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2011		June 30, 2010
	Current	Non-current	Current	Non-current
Related parties (Note 12.a.) (Exhibit G)	58,914	2,851	41,036	34,430
Receivables from the sale of shares (Exhibit G) (1)	—	—	35,772	—
Guarantee deposits (Exhibit G)	—	—	8,402	—
Prepaid expenses	5,417	992	7,933	1,168
MPIT	2,363	54,278	—	28,589
Present value	—	(146)	—	(168)
Others (Exhibit G)	6,214	763	4,509	755

	72,908	58,738	97,652	64,774

(1)	See Note 16.9.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	June 30, 2011		June 30, 2010
	Current	Non-current	Current	Non-current
Credit from barter of Caballito (Cyrsa) (1) (Note 1 12.a)	—	—	—	37,939
Credit from barter of Caballito (TGLT) (2) (Note 12.a)	—	51,999	—	—
Caballito Nuevo (3)	5,473	—	25,808	6,654
El Encuentro (4)	4,432	1,486	4,938	5,318
Plots of land receivable Pereiraola (5)	—	8,200	—	8,200
Abril	1,085	—	1,755	—
Other inventories	989	—	977	—

	11,979	61,685	33,478	58,111

(1)	In July 2008, the Company and Cyrsa executed and delivered a barter deed for US$ 12.6 million whereby the Company conveyed to Cyrsa a plot of land in the Caballito neighborhood. In turn, Cyrsa agreed to conduct a real estate development in that plot for the construction of homes. As consideration, Cyrsa would pay 25% of the units making up the buildings to be constructed in the plot. To guarantee compliance with its obligations, Cyrsa mortgaged the land for the amount of US$ 12.6 million in favor of the Company.

On December 17, 2010, the Company and Cyrsa executed an agreement whereby they extinguished the obligations arising from the barter agreement dated June 30, 2008 and the title deed dated July 31, 2008. The Company thus considers that the first mortgage set up to guarantee the obligations taken on by Cyrsa has been cancelled whilst Cyrsa conveys full title over the property bartered, which has been recognized at its original book value.

(2)	See Note 16.13

(3)	In May 2006, Koad S.A. (“Koad”) and the Company entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which the Company delivered to Koad a parcel in Caballito for the construction of a building complex to be named “Caballito Nuevo.” As consideration therefore, Koad S.A. made a down payment of US$ 0.05 million and agreed to cancel the US$ 7.4 million balance by delivering 118 apartments and 55 parking spaces. To secure this transaction, Koad raised a US$ 7.5 million mortgage on the parcel that constitutes its subject matter and posted a surety bond for US$ 1.0 million. On October 15, 2010, Koad conveyed to IRSA full title, possession and ownership over the units agreed in the barter deed and the security interests that had been set up in that respect were cancelled.

Preliminary sales agreements were signed for 80 units to be received. With these units recognized at net realizable value, this transaction generated gain of Ps. 5,790 as of June 30, 2011 and Ps. 4,839 during the fiscal year ended as of June 30, 2010. As of June 30, 2011 the sale had been perfected upon execution of the deed of conveyance of 95 units and 37 parking spaces for which the respective preliminary sales agreements had been signed.

(4)	In March 2004, the Company sold (through subsidiaries) a parcel in Benavidez to Desarrolladora El Encuentro S.A. (DEESA) in exchange for (i) US$ 1.0 million in cash and (ii) 110 residential lots in the parcel to be subdivided by DEESA for US$ 3 million. On December 22, 2009 DEESA delivered the residential lots. In addition preliminary sales agreements have been signed for 16 units. With these units recognized at net realizable value, this transaction generated gain of Ps. 3,732 as of June 30, 2011 and Ps. 1,044 during the fiscal year ended as of June 30, 2010. Title deeds have been drawn for the sale of a further 61 units.

(5)	See Note 16.5.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	June 30, 2011	June 30, 2010
Related parties (Note 12.a.) (Exhibit G)	6,252	13,274
Suppliers (Exhibit G)	5,629	4,642
Accruals	6,746	4,579
Others	107	220

	18,734	22,715

NOTE 7:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30, 2011		June 30, 2010
	Current	Non-current	Current	Non-current
Customer advances (Exhibit G)	3,632	—	17,468	—
Leases and services advances	1,339	—	2,397	1,206

	4,971	—	19,865	1,206

NOTE 8:	SHORT AND LONG–TERM DEBT

The breakdown for this item is as follows:

	June 30, 2011		June 30, 2010
	Current	Non-current	Current	Non-current
Bank overdrafts	365,198	—	311,912	—
Bank loans (Exhibit G) (1)	108,968	27,585	68,054	52,767
Non-convertible Notes -2017 (Notes 12.a., 17 and Exhibit G) (2)	20,960	612,419	20,009	584,694
Non-convertible Notes -2020 (Note 17 and Exhibit G) (3)	30,800	598,116	—	—

	525,926	1,238,120	399,975	637,461

(1)	The balance as of June 30, 2011 includes:

1.	Ps. 28,728 under current balances and Ps. 27,585 under long-term balances in relation to the debt for purchase the Republica building (Exhibit G).
2.	Ps. 50,240 as a loan granted by Banco de la Nación Argentina maturing in July 2011 and accruing interest at a fixed rate of 13% per annum.
3.	Ps. 30,000 as a current loan granted by Banco de la Nación Argentina maturing in May 2012 and accruing interest at a fixed rate of 14% per annum.

(2)	It is disclosed net of issuance expenses for Ps. 874 current and Ps. 4,081 non-current as of June 30, 2011 and Ps. 874 current and Ps. 4,956 non-current as of June 30, 2010.
(3)	It is disclosed net of issuance expenses for Ps. 710 current and Ps. 5,683 non-current, as of June 30, 2011

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	TAXES PAYABLES

The breakdown for this item is as follows:

	June 30, 2011		June 30, 2010
	Current	Non-current	Current	Non-current
MPIT	—	—	5,826	—
Provision on tax on Shareholders’ personal assets	3,668	—	3,582	—
VAT, net	3,965	—	3,361	—
Tax retentions to third parties	1,051	—	1,472	—
Gross revenue tax	555	—	1,160	—
Income tax, net	—	—	390	—
Tax facilities for gross revenue tax	128	222	153	351
Tax facilities for municipal taxes	142	331	142	472
Deferred income tax (Note 15)	—	41,256	—	55,046
Other taxes	572	—	—	—

	10,081	41,809	16,086	55,869

NOTE 10:	OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2011		June 30, 2010
	Current	Non-current	Current	Non-current
Related parties (Note 12.a. and Exhibit G)	11,670	55,139	1,246	57,457
Directors’ fees provision (Note 12.a.) (1)	5,508	—	15,060	—
Administration and reserve funds	2,975	—	3,395	—
Guarantee deposits (Exhibit G)	2,479	4,873	3,014	4,106
Below Market leases (Note 1.5.l.)	—	—	1,308	—
Present value	—	(95)	—	(102)
Others	1,224	195	963	195

	23,856	60,112	24,986	61,656

(1)	As of June 30, 2011 and 2010, it is disclosed net of advances to Directors for Ps. 17,935 and Ps. 11,519, respectively

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2011	June 30, 2010

Other income:
Recovery of allowances	—	592
Others	4	386

Subtotal	4	978

Other expenses:
Donations	(5,830)	(5,168)
Tax on Shareholders’ personal assets	(4,228)	(4,118)
Unrecoverable VAT	(3,347)	(514)
Discontinued projects	(1,669)	—
Lawsuits contingencies (1)	(533)	(734)
Others	(992)	(24)

Subtotal	(16,599)	(10,558)

Total other expenses, net	(16,595)	(9,580)

(1)	As of June 30, 2011 includes Ps. 488 corresponding to provisions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of June 30, 2011 and 2010, with subsidiaries, shareholders, affiliated and related companies are as follows:

Related parties	Current Investments	Non-current Investments	Account receivable, net – current	Other receivables - current	Other receivables - non-current	Inventories non-current Credit from barter of Caballito	Trade accounts payable - current	Other current liabilities	Other non-current liabilities	Total
Alto Palermo S.A. (1)	19,228	130,444	2,148	595	—	—	(1,858)	(10)	—	150,547
Arcos del Gourmet S.A. (1)	—	—	1	1	—	—	—	—	—	2
Baicom Networks S.A. (5)	—	—	122	9	—	—	—	—	—	131
Banco Hipotecario S.A. (3)	—	—	—	—	—	—	(252)	—	—	(252)
Cactus Argentina S.A. (3)	—	—	3	—	—	—	—	—	—	3
Canteras Natal Crespo S.A. (5)	—	—	804	83	—	—	—	—	—	887
Consorcio Dock del Plata S.A. (4)	—	—	—	—	—	—	—	—	—	—
Consorcio Libertador S.A. (4)	—	—	139	16	—	—	(63)	(4)	—	88
Consorcio Torre Boston S.A. (4)	—	—	1,076	344	—	—	(836)	—	—	584
Consultores Assets Management S.A. (4)	—	—	986	29	—	—	(4)	—	—	1,011
Cresud S.A.C.I.F. y A. (2)	—	—	—	7,614	—	—	—	(4,906)	—	2,708
Cyrsa S.A. (5)	—	—	3,344	21	—	—	(2,169)	—	—	1,196
Directors (4)	—	—	—	155	—	—	—	(5,508)	(8)	(5,361)
E-Commerce Latina S.A. (1)	—	—	—	1	—	—	—	(297)	—	(296)
Emprendimiento Recoleta S.A. (1)	—	—	—	—	—	—	(4)	(2)	—	(6)
Estudio Zang, Bergel & Viñes (4)	—	—	—	9	—	—	(431)	—	—	(422)
Fibesa S.A. (1)	—	—	50	10	—	—	(8)	—	—	52
Fundación IRSA (4)	—	—	28	1	—	—	(1)	—	—	28
Futuros y Opciones.com S.A. (4)	—	—	1	—	—	—	(2)	—	—	(1)
Hersha Hospitality Trust (3)	—	—	—	142	—	—	—	—	—	142
Hoteles Argentinos S.A. (1)	—	—	1	53	—	—	—	(825)	—	(771)
IMadison LLC (1)	—	—	—	714	—	—	—	—	—	714
Inversora Bolívar S.A. (1) (6)	—	—	—	5	—	—	(25)	(134)	—	(154)
IRSA International LLC (1)	—	—	—	670	—	—	(549)	—	—	121
Llao Llao Resorts S.A. (1)	—	—	1,897	1,041	—	—	—	—	(7)	2,931
Museo de los niños (4)	—	—	29	—	—	—	(3)	—	—	26
New Lipstick LLC (3)	—	—	—	842	—	—	—	—	—	842
Nuevas Fronteras S.A. (1)	—	—	102	1	—	—	(14)	(5,037)	—	(4,948)
Palermo Invest S.A. (1) (6)	—	—	—	4	—	—	—	(210)	—	(206)
Panamerican Mall S.A. (1)	—	—	37	3	—	—	(1)	—	—	39
Loans granted to employees(4)	—	—	—	421	—	—	(21)	—	—	400
Puerto Retiro S.A. (5)	—	—	116	1	—	—	(11)	—	—	106
Quality Invest S.A. (5)	—	—	1,597	483	—	—	—	(32)	—	2,048
Real Estate Investment Group LP (1)	—	—	—	9,171	—	—	—	—	—	9,171
Real Estate Investment Group LP IV (1)	—	—	—	34,605	—	—	—	—	—	34,605
Real Estate Investment Group LP V (1)	—	—	—	9	—	—	—	—	—	9
Real Estate Strategies LP (1)	—	—	—	9	—	—	—	—	—	9
Ritelco S.A. (1)	—	—	—	4	—	—	—	(213)	(55,124)	(55,333)
Shopping Neuquén S.A. (1)	—	—	—	1	—	—	—	—	—	1
Solares de Santa María S.A. (1)	—	—	1,979	48	2,851	—	—	—	—	4,878
Tarshop S.A. (3)	—	—	113	—	—	—	—	—	—	113
TGLT S.A. (3)	—	—	658	1,680	—	51,999	—	—	—	54,337
Torodur S.A. (1)	—	—	10	113	—	—	—	—	—	123
Tyrus S.A. (1)	—	—	26	6	—	—	—	—	—	32
Unicity S.A. (1)	—	—	18	—	—	—	—	—	—	18

Totals as of June 30, 2011	19,228	130,444	15,285	58,914	2,851	51,999	(6,252)	(17,178)	(55,139)	200,152

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

a.	(Continued)

Related parties	Current investments	Non- current Investments	Account receivable, net - current	Other receivables – current	Other receivables - non current	Inventories – Credit from barter of Caballito	Trade accounts payable – current	Short-term debt	Long-term debt	Other current liabilities	Other non-current liabilities	Total
Alto Palermo S.A. (1)	20,720	293,890	1,943	220	—	—	(3,670)	—	—	—	—	313,103
Banco Hipotecario S.A. (3)	—	—	—	—	—	—	(159)	—	—	—	—	(159)
Cactus Argentina S.A. (3)	—	—	2	—	—	—	—	—	—	—	—	2
Canteras Natal Crespo S.A. (5)	—	—	634	102	—	—	—	—	—	—	—	736
Consorcio Dock del Plata S.A. (4)	—	—	883	2	—	—	(10)	—	—	(3)	—	872
Consorcio Libertador S.A. (4)	—	—	—	20	—	—	(66)	—	—	(4)	—	(50)
Consorcio Torre Boston S.A. (4)	—	—	595	205	—	—	—	—	—	—	—	800
Consultores Assets Management S.A. (4)	—	—	814	29	—	—	(2)	—	—	—	—	841
Cresud S.A.C.I.F. y A. (2)	—	—	948	35,573	—	—	(6,748)	(4,616)	(72,174)	—	—	(47,017)
Cyrsa S.A. (5)	—	—	3,170	16	—	37,939	(1,576)	—	—	—	—	39,549
Directors (4)	—	—	—	164	—	—	(36)	—	—	(15,060)	(8)	(14,940)
E-Commerce Latina S.A. (1)	—	—	72	295	—	—	—	—	—	—	—	367
Emprendimiento Recoleta S.A. (1)	—	—	—	—	—	—	(1)	—	—	—	—	(1)
Estudio Zang, Bergel & Viñes (4)	—	—	—	22	—	—	(290)	—	—	—	—	(268)
Fibesa S.A. (1)	—	—	248	3	—	—	(42)	—	—	—	—	209
Fundación IRSA (4)	—	—	36	5	—	—	—	—	—	—	—	41
Hersha Hospitality Trust (3)	—	—	—	112	—	—	—	—	—	—	—	112
Hoteles Argentinos S.A. (1)	—	—	9	21	—	—	—	—	—	(789)	—	(759)
Inversora Bolívar S.A. (1) (6)	—	—	—	607	—	—	(5)	—	—	—	—	602
IRSA International LLC (1)	—	—	—	633	—	—	(525)	—	—	—	—	108
Llao Llao Resorts S.A. (1)	—	—	980	2,237	19,792	—	—	—	—	(260)	—	22,749
Miltary S.A. (1)	—	—	—	9	—	—	—	—	—	—	—	9
Museo de los niños (4)	—	—	26	—	—	—	—	—	—	—	—	26
Nuevas Fronteras S.A. (1)	—	—	145	1	—	—	(81)	—	—	(19)	(4,726)	(4,680)
Palermo Invest S.A. (1) (6)	—	—	10	36	—	—	—	—	—	—	—	46
Panamerican Mall S.A. (1)	—	—	—	1	—	—	(3)	—	—	—	—	(2)
Loans granted to employees(4)	—	—	—	48	—	—	(28)	—	—	—	—	20
Puerto Retiro S.A. (5)	—	—	119	—	—	—	(11)	—	—	—	—	108
Quality Invest S.A. (5)	—	—	14	—	—	—	—	—	—	—	—	14
Real Estate Investment Group LP (1)	—	—	—	581	—	—	—	—	—	—	—	581
Ritelco S.A. (1)	—	—	—	6	—	—	—	—	—	(171)	(52,723)	(52,888)
Shopping Neuquén S.A. (1)	—	—	—	1	—	—	—	—	—	—	—	1
Solares de Santa María S.A. (1)	—	—	1,300	49	14,638	—	—	—	—	—	—	15,987
Tarshop S.A. (3)	—	—	2,790	—	—	—	(21)	—	—	—	—	2,769
Torodur S.A. (1)	—	—	—	8	—	—	—	—	—	—	—	8
Tyrus S.A. (1)	—	—	—	30	—	—	—	—	—	—	—	30

Totals as of June 30, 2010	20,720	293,890	14,738	41,036	34,430	37,939	(13,274)	(4,616)	(72,174)	(16,306)	(57,457)	278,926

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b.	Results on subsidiary, shareholder, affiliated and related parties during the period ended June 30, 2011 and 2010 are as follows:

Related parties	Sales and services fees	Leases	Interest Income	Donations	Fees	Interest expense	Total
Alto Palermo S.A. (APSA) (1)	—	—	4,599	18,673	(1,354)	(1,871)	20,047
Canteras Natal Crespo S.A. (5)	96	—	—	8	—	—	104
Cresud S.A.C.I.F. y A. (2)	—	—	705	2,161	(17,720)	(4,759)	(19,613)
Consorcio Dock del Plata S.A. (4)	78	—	—	—	—	—	78
Consorcio Libertador S.A. (4)	123	—	12	—	—	—	135
Consultores Assets Management S.A. (4)	—	—	99	—	—	—	99
Cyrsa S.A. (5)	—	—	15	—	—	—	15
Directors (4)	—	—	—	—	(23,443)	—	(23,443)
E-Commerce Latina S.A. (1)	6	—	—	523	—	—	529
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	(3,154)	—	(3,154)
Fibesa S.A. (1)	40	—	721	—	—	—	761
Fundación Irsa (4)	—	(2,921)	—	—	—	—	(2,921)
Hoteles Argentinos S.A. (1)	190	—	—	—	—	—	190
Inversora Bolívar S.A. (1) (6)	—	—	—	507	—	—	507
Llao Llao Resorts S.A. (1)	—	—	77	612	—	—	689
Nuevas Fronteras S.A. (1)	657	—	—	—	—	(242)	415
Palermo Invest S.A. (1) (6)	—	—	—	214	—	(24)	190
Loans granted to employees (4)	—	—	—	52	—	—	52
Quality Invest S.A. (5)	54	—	—	81	—	—	135
Real Estate Investment Group LP (1)	—	—	—	1,567	—	—	1,567
Real Estate Investment Group IV (1)	—	—	—	1,090	—	—	1,090
Ritelco S.A. (1)	—	—	—	307	—	(946)	(639)
Solares de Santa María S.A. (1)	—	—	—	1,401	—	—	1,401
Tarshop S.A. (3)	184	—	2,525	—	—	—	2,709
Tyrus S.A. (1)	—	—	—	377	—	—	377

Totals as of June 30, 2011	1,428	(2,921)	8,753	27,573	(45,671)	(7,842)	(18,680)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b.	(Continued)

Related parties	Sales and services fees	Leases	Interest Income	Donations	Fees	Interest expense	Total
Alto Palermo S.A. (APSA) (1)	—	3,472	37,869	—	(547)	—	40,794
Baicom Networks S.A. (1)	—	—	118	—	—	—	118
Canteras Natal Crespo S.A. (5)	96	—	200	—	—	—	296
Cresud S.A.C.I.F. y A. (2)	—	957	1,443	—	(11,109)	(10,867)	(19,576)
Consorcio Dock del Plata S.A. (4)	195	—	—	—	—	—	195
Consorcio Libertador S.A. (4)	123	11	—	—	—	—	134
Consorcio Torre Boston S.A. (4)	54	—	—	—	—	—	54
CYRSA S.A. (5)	292	97	—	—	—	—	389
Directors (4)	—	—	—	—	(27,790)	—	(27,790)
E-Commerce Latina S.A. (1)	—	—	14	—	—	—	14
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	(2,381)	—	(2,381)
Fibesa S.A. (1)	—	535	—	—	—	—	535
Hoteles Argentinos S.A. (1)	621	—	—	—	—	—	621
Inversora Bolívar S.A. (1) (6)	—	—	26	—	—	—	26
Llao Llao Resorts S.A. (1)	—	84	3,646	—	—	—	3,730
Nuevas Fronteras S.A. (1)	461	—	—	—	—	(232)	229
Palermo Invest S.A. (1) (6)	—	—	8	—	—	—	8
Loans granted to employees (4)	—	—	—	—	—	(14)	(14)
Quality Invest S.A. (5)	—	—	13	—	—	—	13
Ritelco S.A. (1)	—	—	—	—	—	(1,134)	(1,134)
Solares de Santa María S.A. (1)	—	—	1,171	—	—	—	1,171
Tarshop S.A. (3)	59	1,228	—	—	—	—	1,287

Totals as of June 30, 2010	1,901	6,384	44,508	—	(41,827)	(12,247)	(1,281)

(1)	Subsidiary (direct or indirect).
(2)	Shareholders.
(3)	Related party (direct or indirect).
(4)	Related party.
(5)	Direct or indirectly joint control
(6)	See Note 16.2

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

c.	The composition of gain on equity investees is as follows:

	(Loss)/Gain	(Loss)/Gain
	June 30, 2011	June 30, 2010
Gain on equity investees	330,025	263,628
Gain on the sale of equity interest in subsidiaries or related parties	4,793	23,687
Amortization of negative goodwill and lower/higher purchase values/acquisition expenses	3,454	2,274
Accrual of financial results from notes of APSA (Note 18.1)	(9,058)	(14,249)
Foreign exchange gain on notes of APSA	549	1,583

	329,763	276,923

NOTE 13:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares:

	June 30, 2011	June 30, 2010
Weighted - average outstanding shares	578,676	578,676
Dilutive effect	—	—

Weighted - average diluted common shares	578,676	578,676

Below is a reconciliation between net income of the year and net income used as a basis for the calculation of the diluted earnings per share:

	June 30, 2011	June 30, 2010
Net income for calculation of basic earnings per share	282,104	334,501
Dilutive effect	—	—

Net income for calculation of diluted earnings per share	282,104	334,501

Net basic income per share	0.487	0.578
Net diluted income per share	0.487	0.578

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	COMMON STOCK

a.	Common stock

As of June 30, 2011, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors’ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors’ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors’ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors’ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors’ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors’ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors’ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors’ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors’ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors’ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors’ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors’ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors’ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors’ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors’ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors’ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors’ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors’ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors’ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors’ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors’ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors’ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors’ Meeting (2)	12.31.2007	03.12.2008

	578,676

(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	(Continued)

b.	Restriction on the distribution of profits

i)	In accordance with the Argentine Commercial Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17

iii)	See Note 1.5 w.

iv)	See Note 18.3

NOTE 15:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the year	Balances at year- end
Deferred assets and liabilities
Cash and Banks	(10)	(2,737)	(2,747)
Investments	52,957	(4,419)	48,538
Accounts receivable, net	1,279	(1,191)	88
Other receivables	(217)	(180)	(397)
Inventories	(33)	(18,946)	(18,979)
Fixed assets, net	(108,286)	11,174	(97,112)
Tax loss carryfowards	—	32,143	32,143
Short and long-term debt	(2,041)	(1,932)	(3,973)
Salaries and social security payable	443	241	684
Other liabilities	862	(363)	499

Total net deferred liabilities	(55,046)	13,790	(41,256)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

The detail of tax loss carryfowards not expired that have not yet been used as of fiscal year amounts to:

Year of generation	Amount	Statute of Limitation
2011	91,836	2016

Tax loss carryforwards	91,836

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the years ended June 30, 2011 and 2010, respectively:

Items	06.30.11	06.30.10
Pretax income	265,302	397,111
Statutory income tax rate	35%	35%

Income tax expense at statutory tax rate on pretax income	92,856	138,989

Permanent differences at tax rate:
- Restatement into constant currency	3,613	11,305
- Amortization of intangible assets	(1,686)	—
- Gain on equity investee	(110,099)	(91,936)
- Donations	2,040	1,004
- Tax on personal assets	—	1,441
- Non - deductible expenses	113	—
- Other	(3,639)	1,807

Income tax charge for the year	(16,802)	62,610

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income:

	06.30.11	06.30.10
Total income tax expense	(16,802)	62,610

Less temporary differences:
Additions
Cash and Banks	(2,737)	—
Other receivables	(180)	—
Tax loss carryfowards	32,143	—
Inventories	(18,946)	—
Fixed assets, net	—	(52,315)
Short and long-term debt	(1,932)	—
Salaries and social security payable	241	323
Other liabilities	—	—
Reversals
Cash and Banks	—	90
Account receivable, net	(1,191)	(1,186)
Inventories	—	4,166
Investments	(4,419)	(8,151)
Other receivables	—	698
Fixed assets, net	11,174	—
Short and long-term debt	—	306
Other liabilities	(363)	(6,215)

Total temporary differences	13,790	(62,284)

Less: Difference between tax return and tax provision	3,012	—

Plus balances incorporated from spin-off - merger (Note 16.2.)	—	8,931

Total income tax	—	9,257

The Company in accordance with the accounting standards (See Res. Gral. CNV 485/05 y 487/06) has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these financial statements that the adoption of this criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 134.1 million which should be recorded in the retained earnings for Ps. 120.1 million (loss) and in the income statement accounts of the fiscal year Ps. 14.0 million (loss). This effect includes those generated by subsidiaries.

The above-mentioned liability would probably be reverted according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in million	9.0	9.0	9.0	107.1	134.1

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	ACQUISITIONS, SALE, CONSTITUTIONS AND REORGANIZATIONS OF BUSINESS AND REAL STATE ASSETS

1.	Sales of Buildings

During the years ended on June 30, 2011 and 2010, the Company conducted several transactions for the sale of some office rental properties, representative of a gross leasable area of 620 square meters and 13,330 square meters respectively in exchange for a total of Ps. 10.5 million and Ps. 149.7 million, respectively.

Those transactions generated a gross gain of Ps. 7.3 million and Ps. 105.8 million, respectively.

2.	Merger and spin-off/merger between the Company and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A.

The Company’s Shareholders’ meeting held on November 27, 2009, approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into the Company, and the spin-off of Palermo Invest S.A. and Inversora Bolívar S.A. to be subsequently merged with the Company as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities (See Note 18.3).

3.	Acquisition of Catalinas Norte plot of land

On December 2009, the Company acquired by public sale a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

The total amount paid was Ps. 95.0 million, of which Ps. 19.0 million were paid together with the sing to the preliminary agreement and the outstanding balance of Ps. 76.0 million were paid at the time of executing and delivering the corresponding title deed, which took place during May, 2010.

4.	Option to acquire an interest in Alto Palermo S.A. (APSA)

In January 2010, the Company submitted a bid, which Parque Arauco S.A. (PASA) accepted, for acquiring, through a purchase option, the 29.55% interest held by PASA in APSA and the direct and indirect interest held by PASA in the Series I Convertible Notes issued in due time by APSA (“APSA’s Convertible Note 2014”) for a nominal value of US$ 15.5 million.

The acceptance of the bid granted the Company the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended subject to compliance with certain conditions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

4.	(Continued)

The strike price has been fixed at the total and final amount of US$ 126.0 million. The Company has transferred US$ 6.0 million (non-refundable) to PASA as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010, the Company’s Board of Directors resolved to exercise the option, which was consummated on October 15, 2010 through the payment of the price balance and the transfer of the shares. According to the terms of the option, the dividends paid by APSA for the fiscal year ended on June 30, 2010 were deducted from the price.

As a consequence of the transaction, as of June 30, 2011, the Company’s interest in APSA rose from 94.89% (See Note 18.2.).

5.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected US$ 1.94 million. The balance shall be paid through a transfer to the name of the Company of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal, having collected the first and second installment in December 2010 and June 2011, respectively.

6.	Torodur S.A.

In May 2010, the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP (Bermudas) and CAM Communications LP (Delaware), equally, at cost. In June 2011, the Company concluded the sale and transfer of shares of Torodur S.A, for US$ 0.002 million to APSA. As a consequence, as of June 30, 2011 the Company does not have any direct holding in Torodur S.A..

On the same date, CAM Communications LP (Bermudas) and CAM Communications LP (Delaware) sold to APSA their holding in Torodur S.A..

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

7.	Sale of Torres Jardín IV

On October 25, 2010, the Company executed a preliminary sales agreement whereby it sold the lot at Gurruchaga 220/254/256 street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

8.	Acquisition of shares in Banco Hipotecario S.A.

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, Banco Hipotecario sold approximately 26.9 million of said shares.

Exercising its preemptive right, the Company took part in the offering and acquired 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, the Company’s interest in BHSA increased from 5% to 5.29% (without considering treasury shares).

On January 7, 2011, the Company sold to Palermo Invest S.A. the equivalent of 4,352,243 Class D ordinary shares in BHSA for US$ 3.3 million. As a result of the sale, the Company’s interest in BHSA is once again 5% (without considering the treasury shares in portfolio).

9.	Acquisition of Unicity S.A.

On September 1, 2010, E-Commerce Latina S.A. (100% subsidiary of the Company) acquired a 100% stake in Unicity S.A. (“Unicity”) for US$ 2.53 million. Unicity’s main assets consists in 31,491,932 shares representative of 10% of the capital stock of Solares de Santa María S.A. and because of which remained a liability to the Company for the balance of the purchase price of US$ 9.1 million. On September 28, 2010 the debt was capitalized and the Company received in exchange for 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce the remaining 11.39%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

10.	Acquisition of shares in TGLT S.A.

In December 2010, the Company acquired 9,598 non-endorsable, registered, common shares, with right to one vote each and representative of 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

11.	Sale of interest in Quality Invest S.A. (Quality)

On March 31, 2011, the Company and Palermo Invest S.A. sold to EFESUL S.A. (“EFESUL”) 50% of the capital stock of Quality. As a result of such sale, Quality became jointly controlled by the Company and EFESUL (See Note 22.A.7. to the Consolidated Financial Statements).

12.	Purchase of Banco de Crédito & Securitización (“BACS”) shares

On March 10, 2011, the Company signed a stock purchase agreement with International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million (supported by respective promissory notes) are to be repaid at the time of closing of the transaction, that is within 12 business days as from approval of the transaction by the BCRA, which is still pending.

13.	Exchange agreement on a piece of land in Caballito (TGLT S.A.)

On June 29, 2011, IRSA subscribed an Exchange agreement with TGLT S.A. (TGLT), which granted the property of a piece of land described as lot 1q of block 35, surrounded by the streets Méndez de Andes, Colpayo, Felipe Vallese and Rojas in the neighborhood of Caballito, City of Buenos Aires. In the site, TGLT will develop a building project devoted to housing and offices, which will consist of three buildings with an approximate area of 30,064.4 square meters.

The total Price was settled in US$ 12.8 million. Of the total amount, US$ 0.2 million was paid in money after the deed was executed and the balance shall be cancelled by transferring the property of: (i) a number of apartments to be determined, which represents in all 23.10% of the square meters of the saleable houses; (ii) a number to be determined of complementary units (garages), which represents in all 21.10% of the square meters of the garages; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, which represents 21.10% of the square meters of the storage rooms; of the future real estate that shall form part of the project.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

13.	(Continued)

TGLT is committed to build, finish and obtain authorization for the three buildings that shall make up the building project, within 36 to 48 months, to be counted as from the subscription of the agreement. In guarantee of its obligations under the exchange agreement, TGLT constituted in favor of IRSA a first-grade privilege mortgage on the real estate for up to US$ 12.8 million (capital) plus interests, cost and other expenses that may apply.

NOTE 17:	ISSUANCE OF NOTES PROGRAM

In February 2007, the Company issued Non-convertible Notes (Non-convertible Notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non-convertible Notes (“The Program”) in a nominal value of up to US$ 200 million authorized by the National Securities Commission, Non-convertible Notes - 2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non-convertible Notes - 2017 contain certain covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the Program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Company’s General Shareholders’ Meeting held on October 29, 2009.

Within this framework, on July 20, 2010, the Company issued Non-convertible Notes for a nominal value of US$ 150 million (“Class 2 Notes”) maturing on July 20, 2020. The issuance price was 97.838% of the par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

On November 2, 2010, the Company’s General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:	OTHER RELEVANT FACTS

1.	Purchase and sale of APSA’s Notes

During fiscal year ended June 30, 2009, the Company bought APSA Notes Series I and II for US$ 39.6 million and US$ 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. These transactions generated results for Ps. 74,285 and Ps. 18,363, respectively. On October 12, 2010, the Company sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had acquired in the course of fiscal 2009. The total amount collected from the transaction was US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

2.	Agreement entered into with Cresud over an assignment of rights to APSA shares

On October 15, 2010, the Company and Cresud S.A.C.I.F. y A. entered into an agreement to assign rights, for a term of one year, whereby the Company assigned to Cresud the voting rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps. 1 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud must pay, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 basic points rate.

3.	Shareholders’ Meeting held on October 29, 2010

The following are some of the resolutions adopted by the shareholders’ meeting:

•	To enhance the amount of the Program for the Issuance of Negotiable Obligations currently in force for up to an additional US$ 50 million (see Note 17).

•	To pay a cash-only dividend for Ps.120 million, thus raising the amount proposed by the Board (see Note 1.5.w.)

•	The fees of the Board of Directors for Ps. 27,791

•

The reorganization approved in its entirety by the Shareholders’ meeting held on October 29 and November 27, 2009 as well as the powers delegated in due time by management exactly as delegated; and to ratify and approve the documentation submitted to the meeting’s consideration and the powers delegated in due time (see Note 16.2.).

•	Delegate on the Board of Directors the power to pay a bonus to the Company’s management equivalent to up to 1% of its outstanding capital stock.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:	(Continued)

4.	APSA interim dividend

On March 30, 2011, the Board of Directors of APSA informed the shareholders that it shall pay, as from April 11, 2011, an interim cash dividend in the amount of Ps. 130.8 million, for the fiscal year beginning July 1, 2010 for income made as of December 31, 2010.

On April 11, 2011, APSA paid the interim dividend as indicated in the previous paragraph.

5.	Shareholders’ Meeting held on May 26, 2011

The shareholders’ meeting approved, among other issues, the following:

•

In the context of the capital stock increase to be considered by APSA’s shareholders meeting: sale, assignment and transfer of the convertible corporate bonds issued by APSA to be due in 2014, accepting the proposal timely communicated by APSA to the market and establishing the minimum conditions for the acceptance of the offer, subject to the effective fulfillment of APSA’s capital increase.

•

Following APSA’s capital increase: free assignment, totally or partially, and in different trenches or at one time, of the preemptive subscription and accretion right related to its holding in APSA, in favor of the underwriting banks, and subject to the condition that the Company remains the controlling party of APSA.

•	Mandate in favor of the Board of Directors to propose a motion and vote in favor in APSA’s Meeting following what was agreed.

•	Payment of a cash dividend, charged to the balance booked under the account Retained Earnings, corresponding to the fiscal year ended on June 30, 2010, for a total amount of Ps. 100 million.

On June 13, 2011, the Company made available to the shareholders the mentioned dividends.

6.	Negative working capital

At year end, the Company had posted a Ps. 384,849 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	RESTRICTED ASSETS

1.	The Company carries a mortgage on the property designated as “Suipacha 652” set up to secure its obligation to construct a building and transfer the units to be constructed in the building as price balance for the acquisition of the property located at Libertador 1755.

2.	In May 2008, the Company bought a 49% shareholding in Manibil S.A. from Land Group S.A.. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. Under the agreements in force, the Company undertook to abstain from transferring its shares or any rights in the shares for a three-year term. In May 2011, the term provided was fulfilled; thus extinguishing the above mentioned limitation.

3.	The Company carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

NOTE 20:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATIONS

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 21:	TRANSACTIONS PENDING SOLUTIONS BY THE ARGENTINE ANTITRUST COMMISSION (CNDC)

On November 20, 2009, after the sale of the building Edificio Costeros (Dique II), the Company applied to the CNDC for a consultative opinion on whether the Company had to notify that transaction or not. The CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. As of the date of issuance of these financial statements, the CNDC had not yet handed down a resolution.

In addition, as regards the acquisition of Torre BankBoston (Della Paolera), in August 2007, the Company applied to the CNDC for a consultative opinion as to whether the Company had to notify the transaction. In November 2007, the CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. The plaintiff resolution was right to CNDC. On November 3, 2010 the sale transaction was notified to the CNDC. As of the date of issuance of these financial statements, the authorization is being processed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	FINANCIAL DERIVATES

During the fiscal year, the Company performed forward transactions on sales of US dollars with different banking entities, which resulted in a gain of Ps. 1,618 booked.

As of June 30, 2011, the Company does not have any derivative contracts nor any related guarantee.

NOTE 23:	SUBSEQUENT EVENTS

1.	Contract for the Sale of Property Thames

On September 7, 2011, the Company subscribed a contract with Plásticas por Extrusión S.A., for the sale of the real estate located in the city of San Justo, La Matanza, Province of Buenos Aires. The real estate is located at Thames street No. 1868. The total amount for the transaction amounts to US$ 4.7 million. So far, US$ 1 million has been collected. The balance shall be collected when the deed is executed and possession in granted, expected to take place on October 25, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the fiscal year ended June 30, 2011 compared with the year ended June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit A

Items	Value as of beginning of year	Additions and transfers		Deductions and transfers	Value as of end of year	Depreciation					Allowances for impairment (2)		Net carrying value as of June 30, 2011	Net carrying value as of June 30, 2010
						Accumulated as of beginning of year	For the year			Accumulated as of end of the year
							Increases, decreases and transfers		Amount (1)
Furniture and fixtures	2,886		10	8	2,904	2,526		—	39	2,565		—	339	360
Machinery, equipment and computer equipment	10,288		787	50	11,125	9,692		—	496	10,188		—	937	596
Leasehold improvements	8,180		—	—	8,180	8,094		—	35	8,129		—	51	86
Vehicles	221		—	—	221	221		—	—	221		—	—	—
Work in progress	2,034		611	(346)	2,299	—		—	—	—		—	2,299	2,034
Advances for fixed assets	268		1,483	(106)	1,645	—		—	—	—		—	1,645	268

Subtotal other fixed assets	23,877		2,891	(394)	26,374	20,533		—	570	21,103		—	5,271	3,344

Properties:
Edificio República	230,294		69	394	230,757	10,517		—	4,705	15,222		—	215,535	219,777
Torre BankBoston (3)	169,078		—	—	169,078	8,192		—	2,907	11,099		—	157,979	160,886
Bouchard 551	160,657		—	—	160,657	10,087		—	2,328	12,415		—	148,242	150,570
Plot of land Catalinas Norte	100,804		1,862	—	102,666	—		—	—	—		—	102,666	100,804
Intercontinental	113,969		—	—	113,969	31,561		—	4,014	35,575		—	78,394	82,408
Bouchard 710	72,460		39	—	72,499	7,199		—	1,023	8,222		—	64,277	65,261
Dique IV	67,256		151	(314)	67,093	2,636		(19)	2,258	4,875		—	62,218	64,620
Maipú 1300	52,716		—	—	52,716	14,429		—	1,383	15,812		—	36,904	38,287
Costeros Dique IV	23,337		—	—	23,337	4,226		—	588	4,814		—	18,523	19,111
Libertador 498	20,344		—	(2,982)	17,362	5,687		(882)	533	5,338		—	12,024	14,657
Suipacha 652	17,010		—	—	17,010	6,074		—	452	6,526		—	10,484	10,936
Museo Renault (4)	8,503		—	—	8,503	605		—	255	860		—	7,643	7,898
Constitución 1159	8,762		—	—	8,762	—		—	—	—		(2,375)	6,387	5,427
Avda. de Mayo 595	7,339		—	—	7,339	2,850		—	234	3,084		—	4,255	4,489
Thames (See Note 23.1)	8,955		—	—	8,955	5,058		—	—	5,058		—	3,897	3,897
Casona Abril	3,412		—	—	3,412	684		—	203	887		—	2,525	2,728
Constitución 1111	1,338		—	—	1,338	441		—	43	484		—	854	897
Dock del Plata	932		—	(932)	—	68		(85)	17	—		—	—	864
Alto Palermo Park	622		—	—	622	76		—	4	80		—	542	546
Madero 1020	363		—	—	363	145		—	21	166		—	197	218
Rivadavia 2768	334		—	—	334	117		—	26	143		—	191	217
Sarmiento 517	485		—	—	485	91		—	18	109		(132)	244	197

Subtotal properties	1,068,970		2,121	(3,834)	1,067,257	110,743		(986)	21,012	130,769		(2,507)	933,981	954,695

Total as of June 30, 2011	1,092,847		5,012	(4,228)	1,093,631	131,276		(986)	21,582	151,872		(2,507)	939,252

Total as of June 30, 2010	911,934	(5)	235,042	(54,129)	1,092,847	80,667	(6)	28,645	21,964	131,276	(7)	(3,532)		958,039

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the year amounting to Ps. 13 (Exhibit H) and recover Ps. 1,012
(3)	Includes Ps. 5,481 and Ps. 5,690 as of June 30, 2011 and 2010, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(4)	Includes Ps. 2,951 and Ps. 3,113 as of June 30, 2011 and 2010, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(5)	Includes Ps. 132,393 incorporated by spin-off - merger (See Note 16.2.).
(6)	Includes Ps. 38,471 incorporated by spin-off - merger (See Note 16.2.).
(7)	Includes Ps. 245 incorporated by spin-off - merger (See Note 16.2.).

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible assets

For the fiscal year ended June 30, 2011 compared with the year ended June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit B

	Original Value					Amortization					Net carrying value as of June 30, 2011	Net carrying value as of June 30, 2010
	Value as of beginning of year	Additions and transfers		Deductions and transfers	Value as of year end	Accumulated as of beginning of year	For the year			Accumulated as of end of the year
							Additions and deductions and transfers		Amount (1)
Intangible Assets – savings expenses
- Torre BankBoston	5,644		—	—	5,644	5,070		—	574	5,644	—	574
- Museo Renault	198		—	—	198	198		—	—	198	—	—
- Edificio República	555		—	—	555	468		—	87	555	—	87
Expenses on real estate development	1,150		—	—	1,150	1,148		—	2	1,150	—	2
Expenses on projects development	294		—	—	294	236		—	17	253	41	58

Total as of June 30, 2011	7,841		—	—	7,841	7,120		—	680	7,800	41

Total as of June 30, 2010	6,397	(2)	1,444	—	7,841	3,734	(2)	1,316	2,070	7,120		721

(1)	Amortizations are disclosed in Exhibit H.
(2)	Incorporated by spin-off - merger (See Note 16.2.)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C

Issuer and types of securities	Currency	P.V.	Amount	Book value at June 30, 2011	Book value at June 30, 2010	Issuer’s information (1)						(1) Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the year	Shareholders’ equity

Current investments

Boden 2012 (Exhibit G) (2)	US$	0.001	600	2	2

Boden 2013 (Exhibit G) (2)	US$	0.001	5,150	10	14

Mortgage bonds (2)	$	—	—	—	55

Total as of June 30, 2011				12

Total as of June 30, 2010					71

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at June 30, 2011	Book value at June 30, 2010	Issuer’s information						Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the year	Shareholders’ equity

Palermo Invest S.A. (5)	Common 1 vote	0.001	152,649,264	163,756	79,461	Investment	Bolívar 108 floor 1 Buenos Aires	06.30.11	152,649	(15,351)	163,756	100.00%
	Irrevoc. Contrib.			—	25,099
	Higher Inv. Value			5,147	5,147
	Purchase expenses			332	462
	Eliminations			(29,987)	(38,079)

Hoteles Argentinos S.A.	Common 1 vote	0.001	15,366,841	19,041	19,254	Hotel operations	Av. Córdoba 680 Buenos Aires	06.30.11	19,209	(267)	23,801	80.00%
	Higher Inv. Value			1,161	1,292
	Eliminations			—	(150)
	Purchase expenses			28	32

Alto Palermo S.A. (1)	Common 1 vote	0.001	120,407,124	866,968	525,117	Real estate investments	Moreno 877 floor 22 Buenos Aires	06.30.11	125,961	260,577	906,953	94.89%
	Goodwill			(341,735)	(38,185)
	Higher Inv. Value			488,094	99,004
	Eliminations			(4,314)	(2,044)

Llao-Llao Resorts S.A.	Common 1 vote	0.001	73.580.206	52,144	35,001	Hotel operations	Florida 537 floor 18 Buenos Aires	06.30.11	147,160	(6,827)	104,289	50.00%
	Purchase expenses			138	150

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount			Issuer’s information
						Main activity	Legal address	Last financial statement
				Book value as of June 30, 2011	Book value as of June 30, 2010			Date	Capital stock (par value)		Income – (loss) for the year		Shareholders’ equity		Interest in capital stock

Banco de Crédito & Securitización S.A.	Common 1 vote.	0.001	3,187,500	6,117	5,996	Banking	Tte Gral Perón 655, Buenos Aires	06.30.11	(3)	62,500	(3)	(2,936)	(3)	118,699	5.10%

Ritelco S.A.	Common 1 vote	0.001	181,016,717	242,106	225,330	Investment	Zabala 1422, Montevideo	06.30.11		66,970		16,777		269,446	100.00%
	Irrevoc. Contrib.			27,340	27,340		Uruguay
	Eliminations			(190)	(203)

Banco Hipotecario S.A. (2)	Common 1 vote	0.001	75,000,000	158,397	148,938	Banking	Reconquista 151 floor 1	06.30.11	(3)	1,500,000	(3)	107,239	(3)	3,068,097	5.00%
	Goodwill			(1,784)	(2,015)		Buenos Aires
	Higher Inv. Value			11	29

Canteras Natal Crespo S.A.	Common 1 vote	0.001	2,516,565	732	1,063	Extraction and	Caseros 85, Office 33	06.30.11		5,033		(663)		2,333	50.00%
	Higher Inv. Value			4,842	4,842	sale of arids	Córdoba
	Irrevoc. Contrib.			435	—
	Purchase expenses			319	319

Inversora Bolívar S.A. (5)	Common 1 vote	0.001	78,158,492	219,746	204,520	Acquisition, building	Bolívar 108 floor 1 Buenos Aires	06.30.11		82,159		13,637		230,992	95.13%
	Irrevoc. Contrib.			—	977

Quality Invest S.A. (8)	Common 1 vote	0.001	268,109	(18)	24	Real estate investments	Bolívar 108 floor 1 Buenos Aires	06.30.11		536		(350)		43,547	50.00%
	Irrevoc. Contrib.			21,792	—
E-Commerce Latina S.A.	Common 1 vote	0.001	82,193,824	184,496	148,961	Direct or indirect interest in companies related to communication but not limited	Florida 537 floor 18 Buenos Aires	06.30.11		82,194		24,206		184,496	100.00%
	Irrevoc. Contrib.			—	150

CYRSA S.A. (4)	Common 1 vote	0.001	119,608,531	127,644	92,137	Real estate investments	Bolívar 108 floor 1	06.30.11		239,217		310		255,288	50.00%
	Purchase expenses			1	1		Buenos Aires
	Eliminations			—	(14,541)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at June 30, 2011	Book value at June 30, 2010	Issuer’s information						Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the year	Shareholders’ equity

Solares de Santa María S.A.	Common 1 vote	0.001	297,454,165	296,590	282,313	Real estate investments	Bolívar 108, floor 1	06.30.11	328,946	(282)	327,991	90.43%
	Eliminations			(166,521)	(166,521)		Buenos Aires
Manibil S.A.	Common 1 vote	0.001	23,897,880	27,671	27,228	Real estate investment and building	Av. Del Libertador 498 floor 10 Office 6	06.30.11	48,772	905	56,473	49.00%
	Goodwill			10	10		Buenos Aires
Tyrus S.A.	Common 1 vote	0.001	2,000,000,000	420,244	172,572	Investment	Colonia 810/403	06.30.11	457,691	53,223	589,849	100.00%
	Irrevoc. Contrib.			164,639	155,735		Montevideo, Uruguay
	Goodwill			(46)	(46)
	Purchase expenses			21	21
Torodur S.A.	Common 1 vote	0.001	—	—	101	Investments	Colonia 810/403	06.30.11	—	—	—	0.00%
	Goodwill			—	(58)		Montevideo, Uruguay
	Irrevoc. Contrib.			—	—
Unicity S.A. (7)	Common 1 vote	0.001	36,036,000	27,749	—	Investments			40,670	(1,659)	31,317	88.61%
Nuevas Fronteras	Common 1 vote	0.001	57,256,512	66,767	66,132	Hotel operations	Moreno 809 floor 2 Buenos Aires	06.30.11	75,004	9,695	87,463	76.34%
	Minor Inv. value			(19,045)	(20,026)
Advances for share purchases (6)				259	23, 346

Total non-current investments as of June 30, 2011				3,031,097

Total non-current investments as of June 30, 2010					2,096,236

(1)	Quotation price of APSA´s shares at June 30, 2011 is Ps. 23.5. Quotation price of APSA´s shares at June 30, 2010 is Ps. 9.20. (See Note 18.2 and 16.4)
(2)	Quotation price of Banco Hipotecario´s shares at June 30, 2011 is Ps. 2.36. Quotation price of Banco Hipotecario´s shares at June 30, 2010 is Ps. 1.44 (See Note 16.8.)
(3)	The amounts pertain to the financial statements of Banco Hipotecario S.A. and of Banco de Crédito & Securitización S.A. were prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company´s investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles in Argentina.
(4)	See Note 22 A.1. to the Consolidated Financial Statements
(5)	See Note 16.2.
(6)	See Notes 16.12., 16.4., and Exhibit G.
(7)	See Note 16.9.
(8)	See Note 16.11.

IRSA Inversiones y Representaciones Sociedad Anónima

Other investments

Balance Sheets as of June 30, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit D

Items	Value as of June 30, 2011	Value as of June 30, 2010
Others Current Investments
Mutual funds (Exhibit G)	20,056	52,370
Stock Shares, in foreign currency (Exhibit G)	2,892	4,061
Note APSA 2017 – Accrued interest (Note 12.a. y Exhibit G) (1)	—	1,704
Note APSA 2012 – Accrued interest (Note 12.a.) (1)	77	154
APSA Note 2012 (Note 12.a.) (1)	13,290	13,290
Convertible Notes APSA 2014 – Accrued interest (Note 12.a. and Exhibit G) (1)	5,861	5,572

Total current investments as of June 30, 2011	42,176

Total current investments as of June 30, 2010		77,151

Other Non-current Investments
Pilar	3,408	3,408
Torres Jardín IV	—	3,030
Isla Sirgadero, Plot of land	2,895	2,895
San Luis, Plot of land	1,584	1,584
Intercontinental Plaza	1,564	1,564
Puerto Retiro	1,286	1,286
Pontevedra, Plot of land	918	918
Mariano Acosta, Plot of land	804	804
Merlo, Plot of land	639	639

Subtotal undeveloped parcels of land	13,098	16,128

APSA Note 2012 (Note 12.a.) (1)	—	3,074
Convertible Notes APSA 2014 (Note 12.a. and Exhibit G) (1)	130,444	124,763
APSA Notes 2017 (Note 12.a. and Exhibit G) (1)	—	86,260
Hersha Hospitality Trust	8,169	7,781
TGLT S.A. (Note 16.10)	86	—
Other investments	344	72

Subtotal other investments	139,043	221,950

Total Other non-current Investments as of June 30, 2011	152,141

Total Other non-current Investments as of June 30, 2010		238,078

(1)	See Note 23 A.1. and 23 A.2. to the Consolidated Financial Statements

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the fiscal year ended June 30, 2011 compared with the year ended June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Additions		Deductions	Carrying value as of June 30, 2011	Carrying value as of June 30, 2010
Deducted from assets:
Allowance for doubtful accounts (1)	10,099		5,741	(6,018)	9,822	10,099
Allowance for impairment of fixed assets (2)	3,532		—	(1,025)	2,507	3,532

Total as of June 30, 2011	13,631		5,741	(7,043)	12,329

Total as of June 30, 2010	10,698	(4)	9,162	(6,229)		13,631

Included from liabilities:
Provision for contingencies (3)	631		488	(37)	1,082	631

Total as of June 30, 2011	631		488	(37)	1,082

Total as of June 30, 2010	63	(5)	1,145	(577)		631

(1)	Increases are disclosed in Exhibit H and does not includes Ps. 313 related to debt relief.

Decreases are disclosed in Exhibit H, except for Ps. 8 related to utilization.

(2)	The decreases are related to amortization Ps. 13, disclosed in Exhibit H, and Ps. 1,012 a related to recoveries disclosed in Results from operations and holding of real estate, net, in the Statement of Income.
(3)	Increases are disclosed in Note 11.
(4)	Includes Ps. 4,174 incorporated by spin-off-merger (See Note 16.2.).
(5)	Includes Ps. 619 incorporated by spin-off-merger (See Note 16.2.).

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the fiscal year ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit F

Items	Total as of June 30, 2011	Total as of June 30, 2010
I. Cost of sales
Stock as of beginning of year	91,589	67,521
Plus:
Purchases for the year	1,230	8,253
Restitution of assets for mortgage foreclosure	471	—
Barter Caballito plot of land (TGLT) (1)	51,999	—
Expenses (Exhibit H)	4,526	12,874
Reversal Caballito plot of land (Cyrsa) (2)	(14,176)	—
Transfer from undeveloped parcels of land	3,030	—
Assets incorporated from spin-off – merger (3)	—	12,666
Less:
Stock as of fiscal year-end	(73,664)	(91,589)

Subtotal	65,005	9,725

Gain from recognition of inventories at net realizable value	17,273	6,264
Plus:
Cost of sale Edificio Libertador 498	2,100	11,847
Cost of sale Dock del Plata	847	12,076
Cost of sale of Dique III	—	17,190
Cost of sale Torre Libertador 602	—	2,551
Cost of sale Madero 1020	—	30

Cost of properties sold	85,225	59,683

II. Cost of leases and services
Expenses (Exhibit H)	29,403	30,829

Cost of leases and services	29,403	30,829

Total costs of sales, leases and services	114,628	90,512

(1)	See Note 16.13.
(2)	See Note 5.(1).
(3)	See Note 16.2.

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheet as of June 30, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit G

Items	Currency	Amount of foreign currency	Current exchange rate (1)	Total as of June 30, 2011	Total as of June 30, 2010
Assets
Current assets
Cash and Banks
Cash on hand	US$	15	4.070	60	46
Cash on hand	Euros	3	5.906	18	15
Cash on hand	Pounds	1	6.538	7	2
Cash on hand	Real	1	2.510	2	2
Banks accounts	US$	6,267	4.070	25,507	1,897
Banks accounts	Euros	15	5.906	91	106
Investments
Goverment bonds 2012	US$	—	4.070	2	2
Goverment bonds 2013	US$	3	4.070	10	14
Mutual funds	US$	4,928	4.070	20,056	52,370
Accrued interest Convertible Notes APSA 2014	US$	1,426	4.110	5,861	5,572
Accrued interest Notes APSA 2017	US$	—	—	—	1,704
Stock shares	Euros	490	5.906	2,892	2,930
Stock shares	US$	—	—	—	1,131
Accounts receivable, net
Mortgages, leases receivables and services	US$	6,576	4.070	26,766	21,832
Related parties	US$	600	4.110	2,464	4,192
Other receivables
Receivable from the sale of shares	US$	—	—	—	35,772
Related parties	US$	11,235	4.110	46,178	33,692
Guarantee deposits	US$	—	—	—	8,402
Others	US$	273	4.070	1,111	298

Total current assets				131,025	169,979

Non- current assets
Accounts receivable, net
Mortgages, leases receivables and services	US$	463	4.070	1,885	16,551
Other receivable
Related parties	US$	—	—	—	19,792
Investments
Convertible Notes APSA 2014	US$	31,738	4.110	130,444	124,763
Convertible Notes APSA 2017	US$	—	—	—	86,260
Advance for share purchases (See Note16.4 and 16.12)	US$	64	4.070	259	23,346

Total non-current assets				132,588	270,712

Total Assets as of June 30, 2011				263,613

Total Assets as of June 30, 2010					440,691

Liabilities
Current liabilities
Trade accounts payable
Trade accounts payable	US$	257	4.110	1,056	2,866
Trade accounts payable	Euros	3	5.964	15	—
Related parties	US$	602	4.110	2,475	72
Customers advances	US$	521	4.110	2,140	17,348
Short-term debts	US$	19,969	4.110	82,072	48,906
Bank overdraft	Euros	22	5.964	133
Other liabilities
Related parties	US$	1,537	4.110	6,318	1,226
Guarantee deposits	US$	506	4.110	2,082	2,650

Total current liabilities				96,291	73,068

Non-current liabilities
Long-term debts	US$	303,621	4.110	1,247,884	642,417
Other liabilities
Related parties	US$	13,412	4.110	55,124	57,449
Guarantee deposits	US$	1,154	4.110	4,743	3,879

Total non-current liabilities				1,307,751	703,745

Total Liabilities as of June 30, 2011				1,404,042

Total Liabilities as of June 30, 2010					776,813

(1)	Official selling and buying exchange rate as of June 30, 2011 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the fiscal year ended June 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit H

Items	Total as of June 30, 2011	Cost of property leased	Cost of properties sold	Expenses	Cost of recovered expenses	Expenses			Total as of June 30, 2010
						Administrative	Selling	Financing
Interest	166,896	—	—	—	—	—	—	166,896	85,744
Depreciation and amortization	23,834	21,660	19	—	—	570	—	1,585	24,906
Salaries, bonuses and social security contributions	22,313	81	71	6,696	(6,696)	22,161	—	—	21,113
Fees and payments for services	6,116	240	—	180	(180)	5,876	—	—	6,269
Director fees	23,443	—	—	—	—	23,443	—	—	27,791
Bank charges	113	—	—	—	—	113	—	—	1,479
Gross revenue tax	5,169	—	—	29	(29)	—	5,169	—	3,290
Maintenance of buildings	10,774	6,091	4,436	8,557	(8,557)	247	—	—	8,067
Commissions and property sales charges	4,738	—	—	6	(6)	—	4,738	—	6,696
Travel expenses	1,081	—	—	3	(3)	1,081	—	—	1,165
Lease expenses	538	—	—	6,085	(6,085)	538	—	—	589
Caja de Valores and Bolsa de Comercio expenses	365	—	—	—	—	365	—	—	709
Advertising	2,020	—	—	1	(1)	—	2,020	—	1,598
Traveling, transportation and stationery	427	—	—	24	(24)	427	—	—	342
Subscriptions and publications	593	—	—	74	(74)	593	—	—	625
Utilities and postage	212	81	—	6,087	(6,087)	131	—	—	198
Doubtful accounts	6,054	—	—	—	—	—	6,054	—	4,986
Recovery of doubtful accounts	(6,010)	—	—	—	—	—	(6,010)	—	(5,868)
Taxes, rates and contributions	13,075	1,250	—	326	(326)	11,825	—	—	13,317
Other expenses of personnel administration	1,211	—	—	412	(412)	1,211	—	—	1,342
Insurances	107	—	—	602	(602)	107	—	—	141
Training	160	—	—	1	(1)	160	—	—	236
Surveillance	—	—	—	4,664	(4,664)	—	—	—	2
Notary expenses	114	—	—	—	—	114	—	—	117
Others	5,035	—	—	(168)	168	1,357	—	3,678	3,872
Recovery expenses	—	—	—	(33,579)	33,579	—	—	—	—

Total as of June 30, 2011	288,378	29,403	4,526	—	—	70,319	11,971	172,159

Total as of June 30, 2010		30,829	12,874	—	—	70,872	6,512	87,639	208,726

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Balance Sheet as of June 30, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
June 30, 2011

Assets
Investments	23,492	—	5,861	6,722	—	6,645	—	—	130,444	—	149,672	149,672	173,164	9,374	143,734	20,056
Receivables	56,914	25,695	33,545	48,139	9,870	1,882	2,325	361	180	3,156	99,458	125,153	182,067	117,423	64,139	505
Liabilities
Short and long-term debt	—	—	468,386	747	(396)	57,189	26,001	(1,584)	(1,584)	1,215,287	1,764,046	1,764,046	1,764,046	395,876	1,368,170	—
Other liabilities	46,876	429	40,186	6,541	170	8,875	1,835	20,596	38,056	167	116,426	116,855	163,731	102,740	5,861	55,130

June 30, 2010

Assets
Investments	79,848	—	5,572	8,503	—	6,645	3,074	—	—	211,023	234,817	234,817	314,665	34,908	227,387	52,370
Receivables	64,839	2,128	48,806	37,722	1,320	10,681	15,825	21,390	14,849	357	150,950	153,078	217,917	152,686	64,398	833
Liabilities
Short and long-term debt	—	—	332,609	41,420	(219)	26,165	25,508	25,508	(876)	587,321	1,037,436	1,037,436	1,037,436	328,635	708,801	—
Other liabilities	61,165	1,057	67,481	8,037	1,438	3,706	3,142	1,460	22,662	36,413	144,339	145,396	206,561	147,844	5,994	52,723

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 1.4

3.	Receivables and liabilities by maturity date

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
		06.30.2011	Current	09.30.2011	12.31.2011	03.31.2012	06.30.2012
Receivables	Account receivable, net	25,695	659	9,152	1,843	9,537	1,650	48,536
	Other receivables	—	1,654	24,393	46,296	333	232	72,908

	Total	25,695	2,313	33,545	48,139	9,870	1,882	121,444

Liabilities	Trade accounts payable	—	108	18,626	—	—	—	18,734
	Customers advances	—	—	4,359	599	9	4	4,971
	Short and long-term debts	—	—	468,386	747	(396)	57,189	525,926
	Salaries and social security payable	—	—	3,086	—	—	—	3,086
	Taxes payable	—	—	6,219	71	62	3,729	10,081
	Other liabilities	429	4,419	7,896	5,871	99	5,142	23,856
	Provisions	—	1,082	—	—	—	—	1,082

	Total	429	5,609	508,572	7,288	(226)	66,064	587,736

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

		Without term (Point 3.b.)	To be due (Point 3.c.)
Concepts		Non-current	09.30.2012	12.31.2012	03.31.2013	06.30.2013	09.30.2013	12.31.2013	03.31.2014	06.30.2014
Receivables	Account receivable, net	—	1,571	166	78	70	—	—	—	—
	Other receivables	54,601	125	110	104	101	97	91	94	79

	Total	54,601	1,696	276	182	171	97	91	94	79

Liabilities	Trade accounts payable	—	—	—	—	—	—	—	—	—
	Customers advances	—	—	—	—	—	—	—	—	—
	Short and long-term debts	—	(396)	(396)	(396)	27,189	(396)	(396)	(396)	(396)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—
	Taxes payable	41,259	62	62	63	64	65	65	66	56
	Other liabilities	8	25	799	74	686	731	18,895	506	212

	Total	41,267	(309)	465	(259)	27,939	400	18,564	176	(128)

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		To be due (Point 3.c.)										Total
		09.30.2014	12.31.2014	03.31.2015	06.30.2015	09.30.2015	12.31.2015	03.31.2016	06.30.2016	2017	Greater maturity
Receivables	Account receivable, net	—	—	—	—	—	—	—	—	—	—	1,885
	Other receivables	76	60	31	13	298	7	—	—	—	2,851	58,738

	Total	76	60	31	13	298	7	—	—	—	2,851	60,623

Liabilities	Trade accounts payable	—	—	—	—	—	—	—	—	—	—	—
	Customers advances	—	—	—	—	—	—	—	—	—	—	—
	Short and long-term debts	(396)	(396)	(396)	(396)	(396)	(396)	(396)	(396)	615,207	601,664	1,238,120
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—	—
	Taxes payable	35	12	—	—	—	—	—	—	—	—	41,809
	Other liabilities	232	266	354	37,157	130	12	—	25	—	—	60,112

	Total	(129)	(118)	(42)	36,761	(266)	(384)	(396)	(371)	615,207	601,664	1,340,041

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Account receivable, net	19,306	29,230	48,536	—	1,885	1,885	19,306	31,115	50,421
	Other receivables	25,619	47,289	72,908	58,738	—	58,738	84,357	47,289	131,646

	Total	44,925	76,519	121,444	58,738	1,885	60,623	103,663	78,404	182,067

Liabilities	Trade accounts payable	15,188	3,546	18,734	—	—	—	15,188	3,546	18,734
	Customers advances	2,831	2,140	4,971	—	—	—	2,831	2,140	4,971
	Short and long-term debts	443,721	82,205	525,926	(9,764)	1,247,884	1,238,120	433,957	1,330,089	1,764,046
	Salaries and social security payable	3,086	—	3,086	—	—	—	3,086	—	3,086
	Taxes payable	10,081	—	10,081	41,809	—	41,809	51,890	—	51,890
	Other liabilities	15,456	8,400	23,856	245	59,867	60,112	15,701	68,267	83,968
	Provisions	1,082	—	1,082	—	—	—	1,082	—	1,082

	Total	491,445	96,291	587,736	32,290	1,307,751	1,340,041	523,735	1,404,042	1,927,777

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.b	Breakdown of accounts receivable and liabilities by adjustment clause

Concepts		Current			Non-current			Totals
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Account receivable, net	48,536	—	48,536	1,885	—	1,885	50,421	—	50,421
	Other receivables	72,908	—	72,908	58,738	—	58,738	131,646	—	131,646

	Total	121,444	—	121,444	60,623	—	60,623	182,067	—	182,067

Liabilities	Trade accounts payable	18,734	—	18,734	—	—	—	18,734	—	18,734
	Customers advances	4,971	—	4,971	—	—	—	4,971	—	4,971
	Short and long-term debts	525,926	—	525,926	1,238,120	—	1,238,120	1,764,046	—	1,764,046
	Salaries and social security payable	3,086	—	3,086	—	—	—	3,086	—	3,086
	Taxes payable	10,081	—	10,081	41,809	—	41,809	51,890	—	51,890
	Other liabilities	23,856	—	23,856	60,112	—	60,112	83,968	—	83,968
	Provisions	1,082	—	1,082	—	—	—	1,082	—	1,082

	Total	587,736	—	587,736	1,340,041	—	1,340,041	1,927,777	—	1,927,777

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Account receivables, net	20,179	—	28,357	48,536	1,885	—	—	1,885	22,064	—	28,357	50,421
	Other receivables	42,075	505	30,328	72,908	—	—	58,738	58,738	42,075	505	89,066	131,646

	Total	62,254	505	58,685	121,444	1,885	—	58,738	60,623	64,139	505	117,423	182,067

Liabilities	Trade accounts payable	—	—	18,734	18,734	—	—	—	—	—	—	18,734	18,734
	Customers advances	—	—	4,971	4,971	—	—	—	—	—	—	4,971	4,971
	Short and long-term debts	107,585	—	418,341	525,926	1,260,585	—	(22,465)	1,238,120	1,368,170	—	395,876	1,764,046
	Salaries and social security payable	—	—	3,086	3,086	—	—	—	—	—	—	3,086	3,086
	Taxes payable	311	—	9,770	10,081	609	—	41,200	41,809	920	—	50,970	51,890
	Other liabilities	4,941	6	18,909	23,856	—	55,124	4,988	60,112	4,941	55,130	23,897	83,968
	Provisions	—	—	1,082	1,082	—	—	—	—	—	—	1,082	1,082

	Total	112,837	6	474,893	587,736	1,261,194	55,124	23,723	1,340,041	1,374,031	55,130	498,616	1,927,777

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2011

In thousands of pesos

5.	Related parties

a.	Interest in related parties. See Exhibit C to the Financial Statements.

b.	Related parties debit/credit balances. See Note 12 to the Financial Statements.

6.	Loans to directors

See Note 12.

7.	Inventories

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values

See Notes 1.5.c., 1.5.h. and 1.5.i to the Financial Statements.

9.	Appraisal revaluation of fixed assets

None.

10.	Obsolete unused fixed assets

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550

None.

12.	Recovery values

See Notes 1.5.h., 1.5.i., 1.5.j., 1.5.k and 1.5.q. to the Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2011

In thousands of pesos

13.	Insurances

Insured Assets

Real Estate	Insured amounts (1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	70,278	215,535	All operational risk with additional coverage and minor risks
BOUCHARD 551	55,842	148,242	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	69,800	157,979	All operational risk with additional coverage and minor risks
BOUCHARD 710	33,518	64,277	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,110	12,024	All operational risk with additional coverage and minor risks
MAIPU 1300	17,758	36,904	All operational risk with additional coverage and minor risks
SUIPACHA 652	11,738	10,484	All operational risk with additional coverage and minor risks
DIQUE IV	6,500	62,218	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	3,865	4,255	All operational risk with additional coverage and minor risks
MUSEO RENAULT	3,200	7,643	All operational risk with additional coverage and minor risks
MADERO 1020	184	197	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	314	191	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	79	6,387	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	79	854	All operational risk with additional coverage and minor risks
SARMIENTO 517	272	244	All operational risk with additional coverage and minor risks
THAMES	8,751	3,897	All operational risk with additional coverage and minor risks
CASONA ABRIL	10,000	2,525	All operational risk with additional coverage and minor risks

SUBTOTAL	295,288	733,856

SINGLE POLICY	15,000	—	Third party liability

(1)	The insured amounts are in thousands of U.S.dollars

In our opinion, the above-described insurance policies cover current risks adequately.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2 % of the shareholder’s equity

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company’s financial position have not been recognized

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions

Not applicable.

17.	Unpaid accumulated dividends on preferred shares

None.

18.	Restrictions on distributions of profits

See Note 14.b. and 17 to the Financial Statements.

Autonomous City of Buenos Aires, September 08, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

1.	Brief comments on the Company’s activities during the year, including references to significant events after the end of the year.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	06.30.11	06.30.10	06.30.09	06.30.08	06.30.07
Current assets	1,045,180	1,190,332	891,869	893,842	1,175,790
Non - current assets	5,270,130	4,443,109	4,044,118	3,578,130	2,969,109

Total	6,315,310	5,633,441	4,935,987	4,471,972	4,144,899

Current liabilities	1,305,757	1,341,620	974,890	742,267	652,082
Non-current liabilities	2,210,912	1,325,668	1,401,054	1,348,812	1,395,693

Subtotal	3,516,669	2,667,288	2,375,944	2,091,079	2,047,775

Minority interest	316,826	563,107	464,381	456,715	450,410
Shareholders’ equity	2,481,815	2,403,046	2,095,662	1,924,178	1,646,714

Total	6,315,310	5,633,441	4,935,987	4,471,972	4,144,899

3.	Consolidated result structure as compared with the same period for the four previous years.

	06.30.11	06.30.10	06.30.09	06.30.08	06.30.07
Operating income	585,401	539,731	295,716	254,842	198,532
Amortization of negative goodwill	17,427	1,641	1,602	1,638	(1,472)
Financial results, net	(282,246)	(165,096)	(136,381)	(76,742)	4,099
Gain (Loss) in equity investments	138,420	160,416	61,542	(13,209)	40,026
Other expenses, net:	(14,609)	(10,311)	(8,855)	(5,642)	(14,100)

Net gain before taxes	444,393	526,381	213,624	160,887	227,085
Income tax / MPIT	(104,524)	(148,427)	(80,334)	(78,112)	(87,539)
Minority interest	(57,765)	(43,453)	25,345	(27,900)	(32,449)

Net income for the year	282,104	334,501	158,635	54,875	107,097

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousands of pesos.

	As of
	06.30.11	06.30.10	06.30.09	06.30.08	06.30.07
Apartments & Loft Buildings
Alto Palermo Park	1,555	—	—	—	390
Torre Renoir II	—	142	53,798	56,591	—
Edificios Cruceros	—	117	—	1,262	8,383
Concepción Arenal y Dorrego 1916	—	—	—	49	—
Barrio Chico	—	—	2,042	2,359	8,557
Mendoza plot of land	—	1,172	—	—	—
Torres de Rosario	1,530	—	—	—	—
Torres Jardín	44	—	554	577	—
Torres de Abasto	—	—	319	295	—
Caballito plot of land	39,170	—	—	—	—
Horizons	92,362	—	—	—	—
Others	—	—	568	—	—

Residential Communities
Abril / Baldovinos	1,607	5,067	9,904	4,030	1,124
El Encuentro	20,665	3,482	—	—	—
Villa Celina I, II y III	—	—	76	—	—

Undeveloped parcel of lands
Pereiraola	—	46,311	—	—	—
Canteras Natal Crespo	63	21	29	57	91
Barter Caballito plot of land	52,658	—	—	19,152	—
Santa María del Plata	—	—	—	—	31,000
Rosario plot of land	22,931	—	7,644	3,428	—
Dique III	—	—	—	—	26,206
C. Gardel 3134	934	—	—	—	—
Neuquén	9,102	—	—	—	—
C. Gardel 3128	887	—	—	—	—
Beruti plot of land	75,373	—	—	—	—
Torres Jardín IV	11,480	—	—	—	—
Agüero 596	—	—	1,041	—	—
Others	148	—	—	—	—

Others
Edificios Costeros	—	68,580	—	—	—
Bouchard 551	—	—	—	108,423	—
Dock del Plata	—	42,136	42,070	—	—
Libertador 498	10,504	46,608	36,350	—	—
Libertador 602	—	10,948	—	—	—
Torre Bank Boston	—	—	6,850	—	—
Laminar	—	—	74,510	—	—
Reconquista	—	—	31,535	—	—
Madero 940	—	—	6,137	—	—
Madero 1020	—	71	1,830	476	—
Locales Crucero I	—	—	2,006	—	—
Others	61	912	3,099	112	—

	341,074	225,567	280,362	196,811	75,751

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

5.	Key ratios as compared with the same period for the four previous years.

	06.30.11		06.30.10		06.30.09		06.30.08		06.30.07
Liquidity ratio
Current assets	1,045,180	=0.80	1,190,332	=0.89	891,869	=0.91	893,842	=1.20	1,175,790	=1.80

Current liabilities	1,305,757		1,341,620		974,890		742,267		652,082

Indebtedness ratio
Total liabilities	3,516,669	=1.23	2,667,288	=1.11	2,375,944	=1.13	2,091,079	=1.09	2,047,775	=1.24

Shareholders’ equity	2,418,815		2,403,046		2,095,662		1,924,178		1,646,714

Solvency
Shareholders’ equity	2,481,815	=0.71	2,403,046	=0.90	2,095,662	=0.88	1,924,178	=0.92	1,646,714	=0.80

Total liabilities	3,516,669		2,667,288		2,375,944		2,091,079		2,047,775

Immobilized Capital
Non - current assets	5,270,130	=0.83	4,443,109	=0.79	4,044,118	=0.82	3,578,130	=0.80	2,969,109	=0.72

Total assets	6,315,310		5,633,441		4,935,987		4,471,972		4,144,899

6.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company has started training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies. The Company plans to complete this training during year 2011. On the other hand, it is working on the initial process to diagnose differences in standards.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating a significant departure from the proposed goals and terms

7.	Brief comment on the outlook for the coming year.

See attached

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

Bolivar 108 – 1st floor - Autonomous City of Buenos Aires

1.	We have audited the accompanying balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima at June 30, 2011 and 2010, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 23 and exhibits A to I. Furthermore, we have audited the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries for the years ended on June 30, 2011 and 2010, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima set out in point 1. present fairly, in all material respects, its financial position at June 30, 2011 and 2010 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries set out in point 1. present fairly, in all material respects, their consolidated financial position at June 30, 2011 and 2010 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Report of Independent Registered Public Accounting Firm

(Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the complying with the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2011, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records and to the calculations performed by the Company amounted to Ps. 272,751, which was not claimable at that date.

e)	we have applied money laundering abatement and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

Autonomous City of Buenos Aires, September 8, 2011.

PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Norberto Fabián Montero
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 167 Fº 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: September 29, 2011.